As filed with the Securities and Exchange Commission on October 20, 2021.

Registration No. 333-260042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Udemy, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	27-1779864
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

600 Harrison Street, 3rd Floor

San Francisco, California 94107

(415) 813-1710

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gregg Coccari

President and Chief Executive Officer

600 Harrison Street, 3rd Floor

San Francisco, California 94107

(415) 813-1710

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tony Jeffries Yoichiro Taku Lianna Whittleton Christina Poulsen Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Ken Hirschman, SVP Operations and General Counsel Victoria Nemiah, Associate General Counsel Udemy, Inc. 600 Harrison Street, 3rd Floor San Francisco, California 94107 (415) 813-1710	Daniel N. Webb Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.00001 par value	16,675,000	$29.00	$483,575,000	$44,828

(1)	Includes an additional 2,175,000 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid $9,270 of the registration fee with the initial filing of this registration statement on October 5, 2021, and the additional amount of $35,558 is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 20, 2021

Common stock	14,500,000 shares

This is an initial public offering of shares of common stock by Udemy, Inc. We are offering 14,500,000 shares of our common stock to be sold in the offering. The initial public offering price is expected to be between $27.00 and $29.00 per share.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “UDMY”.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements.

Prior to the date hereof, certain funds and accounts managed by entities affiliated with Caledonia US, LP and Caledonia (Private) Investments Pty Limited, or collectively, the cornerstone investor, have indicated an interest in purchasing an aggregate of up to $75.0 million in shares of our common stock offered in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor could determine to purchase more, less, or no shares in this offering or the underwriters could determine to sell more, less, or no shares to the cornerstone investor. The underwriters will receive the same discount on any shares of common stock purchased by the cornerstone investor as they will from any other shares sold to the public in this offering.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Udemy, Inc., before expenses	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

At our request, the underwriters have reserved up to 725,000 shares of common stock, or up to 5% of the shares offered by this prospectus for sale, at the initial public offering price through a directed share program to eligible instructors on our platform in the United States and selected international jurisdictions. See “Underwriters—Directed share program.”

We have granted the underwriters an option for a period of 30 days to purchase up to 2,175,000 additional shares of common stock.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2021.

Morgan Stanley	J.P. Morgan

Citigroup	BofA Securities	Jefferies	Truist Securities

KeyBanc Capital Markets	Piper Sandler	William Blair	Baird	Needham & Company

                    , 2021

Knowledge for the real world Our mission is to create new possibilities for people and organizations everywhere by connecting them to the knowledge and skills they need to succeed in a changing world.

Udemy at a glance Reach 44M+ learners globally 42% of the Fortune 100 use Udemy Business Scale $479M LTM Revenue (over 40% growth YoY) $182M Q2 2021 Enterprise ARR (over 80% growth YoY) Content 183K+ courses from 65K+ instructors 80% of Udemy Business collection refreshed in the last two years Usage 201M+ course enrollments in 2020 2.8B minutes watched during Q2 2021 (5,410 linear years) Data as of June 30, 2021 unless otherwise noted

udemy

Growing demand for new and updated skills

97M

new roles may emerge by 2025[1]

84%

94%

~$200B

estimated addressable online learning market opportunity[2]

Source:
1. World Economic Forum (2020)
2. Arizton (2020)

Growing demand for new and updated skills 97M new roles may emerge by 2025 84% of employers surveyed report COVID has increased the need to digitalize 94% of business leaders surveyed expect employees to pick up new skills on the job ~$200B estimated addreasable online market opportunity Source: World Economic Forum (2020) [new roles, business leaders; need to digitize]; Arizton (2020) [market opportunity]

The Udemy journey 44M Learners 2021 Launched consumer subscription offering 2020 Ranked on annual “Change the World” List by Fortune Magazine Launched Free Resource Center in response to COVID_19 pandemic 2019 Launched UB in Brazil, India, Japan, and Spain Launched Learning Paths for UB 10M Learners 2017 2016 Hosted first-ever Udemy LIVE to gather hundreds of top Udemy instructors 2015 Offcially launched Udemy Business (UB) Launched Udemy in Japan 1M Learners 2014 Opened Dublin, Ireland office 2010 Founded after raising initial seed funding

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you any information or make any representations other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially “Risk factors” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our company,” and “Udemy” refer to Udemy, Inc.

Overview

Our mission is to create new possibilities for people and organizations everywhere by connecting them to the knowledge and skills they need to succeed in a changing world. Our marketplace platform, with thousands of up-to-date courses in dozens of languages, provides the tools that learners, instructors, and enterprises need to achieve their goals and reach their full potential.

We believe traditional education and training methods are fast becoming outdated. Technological advancements and novel industries have significantly altered the types of skills required of workers, and lifelong training and continuous skills acquisition are becoming the norm. There is a clear need to expand access to learning across traditional barriers such as geography and social demographics.

Udemy operates a two-sided marketplace where our instructors develop content to meet learner demand. Courses can be accessed through our direct-to-consumer or Udemy Business, or UB, offerings. Our platform provides over 44 million learners with access to over 183,000 courses in 75 languages and over 180 countries. Since inception, more than 73 million users have registered with Udemy.

Udemy courses address learning objectives such as reskilling or upskilling in technology and business, enhancing soft skills, and personal development. We analyze platform data to better determine our learners’ needs, helping us match individuals with relevant courses and, within UB, learning paths for a more personalized experience. Our learners also receive access to interactive learning tools such as quizzes, exercises, and instructor questions-and-answers, or Q&A.

Within our marketplace and UB catalog, we provide learners with high-quality content by prioritizing courses based on factors such as learner feedback and ratings, topic relevance, content quality, and instructor engagement.

Our business has experienced rapid growth. From 2019 to 2020, our revenue grew 55.6% to $429.9 million, which includes 103.5% growth in UB revenue, although we incurred net losses of $69.7 million and $77.6 million during 2019 and 2020, respectively. From the six months ended June 30, 2020 to the six months ended June 30, 2021, our revenue grew 24.5% to $250.6 million, which includes 78.7% growth in UB revenue, although we incurred net losses of $52.5 million and $29.4 million during the six months ended June 30, 2020 and 2021, respectively.

Industry

As technological advancements, new fields of study, and novel industries render existing skill sets obsolete, the need for a new model for learning and teaching skills is urgent. According to the World Economic Forum, companies surveyed estimate that around 40% of workers will require short-cycle reskilling (i.e., six months or less), and 94% of business leaders report that they expect employees to pick up new skills on the job.

The shift to online learning has been ongoing for years, and the COVID-19 pandemic has further accelerated this shift. According to the World Economic Forum, 84% of employers surveyed report that the COVID-19 pandemic has increased the need to digitize.

Unfortunately, many of today’s options have a number of shortcomings:

•

Relevance: Traditional learning solutions rely on the so-called publisher model, which involves a lengthy, centralized, and expensive “top-down” development process by multiple levels of editors and reviewers. We believe a top-down publisher model disincentivizes continuous course creation or improvement post-publication because it limits the speed of course development, instructors’ creative oversight over their content, and the cost-effectiveness of localized content production.

•

Breadth: Due to the slower speed and higher costs associated with the publisher model, existing solutions often focus on a few popular learning areas such as technical skills or creative skills. These training options may lack the content breadth and instructor diversity to meet the interdisciplinary objectives of modern learners.

•	Quality: Because traditional providers often lack quality indicators such as ratings, reviews, and past performance, finding high-quality content can prove difficult and time consuming for learners.

•

Scalability: Existing solutions have proven ineffective at operating on a global scale. Many rely on in-person training and have been slow to leverage technology, making them difficult to reproduce at scale. Other digital solutions, despite being more scalable than in-person training, have also struggled to provide local content for international communities.

•

Affordability: The high cost of learning solutions prevents many individual learners from advancing or upgrading their skills. Likewise, pricing for existing solutions is often standardized globally, further limiting access in many geographies.

We offer a new approach, one that addresses these shortcomings and effectively connects the global ecosystem of learners to up-to-date knowledge from experts and practitioners around the world. We are creating a better learning experience.

Our market opportunity

According to a HolonIQ study, the global online and offline education market was $2.6 trillion across higher education, corporate training, and online learning in 2019. Before the COVID-19 pandemic, the majority of corporate training occurred offline, and we believe that online education is well placed to address the scalability and affordability limitations of offline education. With the increase of internet connectivity, technological advances, and interactive tools at a low cost, we expect a massive shift from offline to online.

Based on data from Arizton, we estimate our market opportunity in online learning to be $223 billion. We calculate this estimate by aggregating the global corporate opportunity of $71 billion and the global consumer opportunity of $152 billion in 2021. We believe that our market opportunity could grow to be multiples of today’s estimate as learning continues to transition online.

Further, we believe that online education can address the rising demand for lifelong learning in the rapidly evolving world economy, a development that would expand our market opportunity to include the majority of the global adult population.

Our solution: the world’s learning platform

Our platform allows individual learners and organizations all over the world to access affordable, relevant, and up-to-date content from experts and experienced practitioners in nearly every field. We combine high-quality content with data insights and technology to create a platform purpose-built for the needs of learners, instructors, and organizations.

Our platform delivers a powerful flywheel of content creation, engagement, and continuous content optimization. Our expert instructors continuously generate new courses and update existing ones, while our marketplace encourages engagement on the most in-demand topics. The volume and frequency of these interactions allow us to generate meaningful insights and provide real-time feedback and analytics for our instructors. These data insights in turn improve content quality, enhance course personalization, and optimize productivity and satisfaction for our learners.

One way that we foster access to courses for individual learners and enterprises is through broad content distribution across our various channels. We leverage machine learning, or ML, to increase learner retention and conversion using enhanced personalization. At the same time, we believe our model encourages more relevant and engaging content through well-aligned incentives for our instructors, supported by consistent improvement from the feedback and data collected from individual learners and UB customers.

Over 17,700 free courses are available on our platform. These free courses represent an important entry point for learners to experience our platform. Over 28 million consumer learners have enrolled in free courses on a wide range of topics taught by a diverse set of instructors in a variety of languages. Through this free content, we are able to build a large and cost-effective top of the funnel for both consumer and UB leads. Once learners interact with our platform, our ML algorithms recommend courses for learners to purchase based on topic, quality, instructor rating, number of enrollments, learner’s country of origin, and more. The algorithms help us maximize revenue while offering the best value to learners. Over 3.7 million free learners have converted to buyers.

We also offer unlimited access to a curated catalog of courses through our Consumer, Enterprise, and Team plan subscriptions. The courses selected for the subscription plans are among the highest quality, most relevant, and most popular on our platform. Learners can access the Consumer subscription plan for a monthly fee, whereas Enterprise plans have annual licenses that are priced based on volume. Our Team plan offers customers access to over 6,000 top-rated courses for 5-20 seats at an annual rate starting at $360 per seat. The Enterprise plan begins with the same offering as the Team plan and supplements it with administrative tools, insights, learning playbooks, and additional courses through our language packages.

In addition to these subscriptions, we offer immersive learning experiences such as labs, skills assessments, and coding exercises in a range of verticals.

What we offer our learners

We provide over 44 million learners with relevant, affordable, and high-quality content, and we do this on a platform that enables the constant improvement of our courses by leveraging the social validation of over 594 million course enrollments, as well as thousands of ratings and reviews. With Udemy, learners can fulfill objectives involving:

•	Technical skills: Learners often seek to gain proficiency in the latest technology, which helps them stay competitive through upskilling or reskilling their capabilities.

•

Business skills: Business and professional soft skills, such as negotiation strategy or team leadership, are in constant demand as individuals look to advance their careers, react to new workplace environments, or take on new responsibilities.

•	Personal development: Learners like to complement their primary skills with discovery of new interests or hobbies such as music, drawing, and wellness.

Learners on Udemy receive a comprehensive and immersive experience through interactive exercises and the ability to communicate directly with instructors through Q&A functionality.

What we offer our Udemy Business customers

We have over 8,600 global UB customers, including 42 of the Fortune 100. Our UB customers typically express high satisfaction with their UB experience, resulting in our average net promoter score of 49.

Our curated UB offering begins with over 6,000 of the most engaging and relevant courses available on our platform. We also offer an extensive non-English language collection, which includes courses in Spanish, Portuguese, German, Japanese, and French. Arabic, Indonesian, Italian, Mandarin, and Turkish language packages were launched in 2021, and we plan to launch Korean, Polish, and Russian language packages later in the year.

We use a rigorous selection process across a wide set of criteria to determine the courses that will be offered as part of UB, including:

•	User behavior: Learner feedback and ratings, as well as content searches, help us determine which courses to maintain or add to UB.

•

Customer input: Specific content requests, prospects’ requests for proposal, and customer success stories are evaluated to identify new areas of focus that help ensure the continued strong relevance of our offering.

•	Market research: Industry trends and instructor interviews help us determine relevant topics and new technologies valued by enterprises and their employees.

•	Competitor analysis: We monitor market data and analyst reports on an ongoing basis to stay at the forefront of market demand and quickly address any applicable gaps within the topics offered.

As of June 30, 2021, the UB course catalog included over 74,000 hours of technical content and over 28,000 hours of business, personal, and professional skills content. On average, in 2021, over 460 new courses are added each month. Our overall UB course catalog has increased from fewer than 2,500 courses in 2017 to over 11,000 today.

We offer UB customers learning paths, which allow organizations to assemble customized learning series made up of Udemy courses, the organization’s own material, and links to external resources. Learning paths are only visible within the organization that creates them and offer a unique benefit to administrators and employees. As of June 30, 2021, our enterprise customers have generated over 360,000 learning paths.

We also offer UB customers a comprehensive analytics dashboard and other powerful tools where our customers can gain high visibility into the progress, areas of focus, and feedback of their employees. This strong set of tools, which includes our learning playbooks, helps our UB customers better understand and optimize learning experiences for their employees and ensure they are delivering a strong and measurable return on their investment in learning skills.

What we offer our instructors

We offer instructors from around the world access to a global audience of over 44 million learners. Our model allows instructors who elect to charge for courses to share directly in the economic upside of the course content they contribute and the growth of our platform. In 2020, our paid instructors earned $161.4 million from Udemy for their courses, with average paid instructor earnings of $2,950 and over 9,000 global instructors receiving more than $1,000 in earnings. In the six months ended June 30, 2021, our paid instructors earned $86.8 million from Udemy for their courses, with average paid instructor earnings of $1,574 and over 6,000 global instructors receiving more than $1,000 in earnings. The breadth of instructors and courses contributes to the wide variety of content topics available on our platform, as well as meaningful depth within most content categories. We believe that this combination of breadth and depth helps foster competition and choice on our platform and attracts learners and UB customers.

We enable our instructors to drive innovation and ongoing engagement on our platform. Instructors can use platform insights, review feedback from learners, and harness analytics dashboards to manage their course content, brand, and course marketing. Our performance marketing engine identifies and selects the best courses to be featured to each learner around the world. In addition, we offer instructors insight on the revenue opportunity and existing content for any given topic, and we provide auto-generated translated captions from English to Spanish, Portuguese, French, German, Italian, and Polish.

When an instructor’s course is added to the UB catalog, instructors are subject to an exclusivity clause for the use of their content on our platform, pursuant to which instructors agree, subject to limited exceptions, not to offer any on-demand content, such as pre-recorded courses, on any competing platform in a way that directly competes with or impairs the sales of such content on our platform. This exclusivity clause is effective for so long as an instructor’s content is included in the UB catalog, and we may continue to include content in the UB catalog for up to 12 months after an instructor elects to opt out of the UB catalog. We believe these exclusivity arrangements increase the value of our offerings by increasing the amount of unique content on Udemy and helping maintain our robust roster of expert instructors.

We believe that, on average, the value we offer instructors ultimately delivers a far higher return on investment relative to other content creation and online learning competitors.

Our competitive strengths

We believe our business model benefits from several competitive advantages:

Global distribution and reach with strong brand value: In 2020 and during the six months ended June 30, 2021, 61% and 61%, respectively, of our revenue was generated outside North America. Because our online platform is available globally, curious learners and organizations can easily test our content. As these new learners and organizations begin to engage with us, we then have the opportunity to quickly and efficiently expand into these new markets by focusing our marketing, advertising, pricing, and language customization resources and expanding our payment options, which in turn allows us to grow our base of individual learners and organizations on an ongoing basis and attract new instructors who create native language courses.

Robust content generation engine:

•

Premium quality: Our platform encourages instructors to react constantly to learner feedback by continuously updating their courses. This continuous updating, along with personalized recommendations and advanced search capabilities, provides learners with the most up-to-date, high-quality, and relevant content.

•

Relevance and speed to market: Our marketplace model motivates instructors to provide relevant content to learners quickly, in order to gain a “first-mover” advantage in attracting learners and enrollments to their courses. We believe these structural inducements, coupled with our aligned incentive model, help drive our instructors to update their courses at a much higher rate than courses offered through competitors with a traditional publisher model. For example, 80% of courses in the UB course catalog were updated in the last two years.

•

Breadth of content: Many of our competitors offer limited course catalogs specializing in a specific category. We provide access to over 183,000 courses (over 17,700 of which were offered for free as of June 30, 2021), including over 70,000 courses in languages other than English. We also offer a broad set of personal enrichment courses in the wellness, music, and lifestyle categories, among others. On average during the first half of 2021, instructors published more than 5,000 courses a month on the Udemy platform.

•

Affordability: Our ML pricing algorithms determine how much we charge for our courses in our marketplace on a per-country basis, taking into account dozens of course characteristics, including category of content, hours of content, course rating, and popularity.

Self-reinforcing flywheel with powerful network effects: We believe the growing number of individual learners and organizations on our platform attracts instructors who recognize that our platform and global audience can create new income streams and help support their families and local communities. In turn, the increasing number of relevant, high-quality, and up-to-date courses offered by world-class experts and practitioners attracts more individual learners and organizations.

Our direct-to-consumer offering is synergistic with UB. As individual learners experience the quality and benefits of Udemy’s platform, they recommend Udemy to their organizations. We have been very successful at driving high-converting leads to UB, with over 60% of leads coming from our direct-to-consumer platform in 2020.

Powerful data insights and analytics: With over 500 million unique visitors from 2018 through 2020, more than 594 million cumulative course enrollments, and in 2020 alone, almost 11 billion minutes of learning, we believe that the volume of the data our platform collects provides meaningful insights into the behaviors and needs of our learners and instructors. We leverage that data to provide personalization for learners as well as to promote high-quality and relevant content from instructors.

We capture user behavioral data on the learning objectives and interests of our learners to better address their needs and recommend the right courses. We also analyze enrollment data, market insights, and feedback from learners to identify new topics of focus within our content catalog. We share this information with our instructors in real time so they can improve their course offerings.

Flexible technology platform: Our technology platform is modern, agile, accessible from a variety of online and mobile channels, and built to scale with our global growth. We use advanced technology applications, such as personalized promotions, lifecycle marketing, and content personalization, to help tailor our platform for our learners.

Our platform’s ability to provide a personalized experience is further enhanced by the ML methodologies used to develop the algorithms included in our technology, which allow us to continuously and automatically personalize each learner’s experience. We regularly run tests to determine which product features, course recommendations, prices, and messaging will drive the best outcomes for our learners and Udemy as a whole. In addition, we have built our technology to be flexible to enable us to continuously test and add new features, such as interactive exercises and immersive learning experiences.

Our growth strategies

We are still in the early stages of our long-term growth strategy. We expect to continue expanding our consumer and UB customer base, instructor network, and content catalog while increasing our market opportunities through the following strategies:

Accelerate the growth of our enterprise business through:

•

Successfully executing on our land-and-expand strategy: Our strategy focuses on acquiring new customers and efficiently growing our relationships with existing customers, beginning with either individual users or departmental deployments. Historically, we have expanded from individual to department to multi-department sales as UB’s value is proven and UB customers identify additional use cases. With fewer than 10% of total available seats contracted in our customer base, we consequently see a large opportunity for growth. We intend to continue to expand our sales team footprint globally and to improve our upselling tactics with the assistance of better tools and systems. We have also developed a strong outbound lead-generation process with effective account-based marketing operations, allowing us to target, develop, and nurture key accounts in large organizations.

•

Improving quality and relevance of our courses: We curate our UB catalog by selecting the highest-rated and most engaging courses from our consumer business. We intend to continue leveraging our large platform to source high-quality and relevant curricula. We will also continue to improve the speed and efficiency of our curation processes, enabling us to quickly discern the content most relevant to our UB customers.

•

Integrating our UB offering with employees’ workflow: We provide easy-to-implement learning playbooks, which enable customers to combine UB courses with their own in-house training to create blended learning programs. UB learners can also take advantage of our personalized content recommendations, which we derive from the data we collect. We currently integrate with existing employee learning-and-development and HR workflows, including our customers’ learning management systems and learning experience platforms, to help enable a more robust offering for UB learners and greater employer visibility into learning. Examples of these integrations include Workday, SAP SuccessFactors, Slack, and ServiceNow. Integrations enable UB customers to incorporate learning in the flow of work: learners can discover, search, and consume our UB catalog. Leaders can sync, track, and report learning progress for employees across other HR systems and also encourage learning across the organization through reminders and sharing on existing company messaging platforms. Looking forward, we intend to expand our offering to integrate with additional employee learning-and-development and HR workflows, and to introduce additional services for employees, thus expanding usage within our UB customers.

•

Deliver immersive learning experiences: Our platform currently offers powerful learning experiences including practice tests, coding exercises, and quizzes, which permit learners to prepare for certification exams and better retain what they have learned. We intend to expand our offerings to include deeper skills assessments, labs, and cohort-based learning. We will also consider acquisitions to expand the immersive learning experiences we offer, with a goal of improving learner outcomes and ultimately increasing retention.

Increase learner retention through:

•	Building a global personalization engine: Since the beginning of 2020, we have invested considerable resources in developing a personalization-based technology platform, which includes our:

-	State-of-the-art eventing platform to track and store every learner interaction with our site and apps;

-	Customer data platform to structure and analyze all of our learner data;

-	Lifecycle marketing platform to develop, train, and operationalize personalization algorithms; and

-	Campaign management platform to link personalization algorithms with customer-facing touch-points, such as website placements, emails, and push notifications, among others.

Our personalization efforts are only beginning. We believe that these investments will yield high returns around customer engagement, retention, and lifetime value in the quarters and years to come.

•

Expanding our subscription offering: In early 2021, we launched a direct-to-consumer subscription, currently in beta testing. We believe there is broad demand for learning subscriptions, and we are uniquely positioned to provide a compelling and highly competitive product. We believe that consumer subscriptions, in the absence of employer-sponsored access, will increase the retention of individual learners who seek to continuously acquire new skills and value greater ongoing access to content. Offering different subscription packages based on area of expertise or added features, for example, will allow us to capture different types of individual learners at different price points, all while increasing their engagement with Udemy.

Expand our geographic footprint through:

•

Organic expansion: All of our courses are discoverable everywhere in the world. We enter new countries via courses taught in English. As the platform grows in popularity, local instructors create courses in their native languages. As of June 30, 2021, we offered over 70,000 courses in languages other than English. We will continue to invest in our technology and our brand to drive search engine optimization and word of mouth in order to continue organic growth.

•

Executing our international playbook: As the content catalog expands in each country, we start investing in additional growth levers such as local payment methods, local currency pricing, and local marketing. These investments drive higher traffic, enrollments, and revenue for our direct-to-consumer business, as well as leads for UB. Once we reach a steady volume of leads to UB, we build in-country go-to-market sales teams to grow and expand our customer base. We also may partner with local companies. This international playbook will continue to allow us to build a targeted list of countries in which we anticipate we will expand with a high likelihood of success.

Recent operating results (preliminary and unaudited)

Set forth below are preliminary estimates of unaudited selected financial and other data for the nine months ended September 30, 2021 and unaudited financial and other data for the nine months ended September 30, 2020. Our unaudited interim consolidated financial statements for the nine months ended September 30, 2021 are not yet available. The following information reflects our preliminary estimates based on currently available information and actual results may differ. We have provided ranges, rather than specific amounts, for the preliminary estimates of the unaudited financial and other data described below primarily because our financial closing procedures for the nine months ended September 30, 2021 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. See “Risk factors,” “Special note regarding forward-looking statements,” and “Management’s discussion and analysis of financial condition and results of operations” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our unaudited financial and other data presented below and the actual financial and other data we will report for the nine months ended September 30, 2021.

The preliminary estimates for the nine months ended September 30, 2021 presented below have been prepared by, and are the responsibility of, management. Deloitte & Touche LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary data and the corresponding period of the prior fiscal period. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

	Nine Months Ended September 30,
	2020	2021 Estimated
	Actual	Low	High

Consumer revenue	$248,335	$248,637	$251,837
Enterprise revenue	$71,470	$127,706	$129,706

Revenue	$319,805	$376,343	$381,543
Operating loss	$(47,284)	$(38,212)	$(36,912)

Non-GAAP Financial Measures:
Adjusted EBITDA(1)	$(16,020)	$(4,108)	$(2,808)

(1)	See “Management’s discussion and analysis of financial condition and results of operations–Non-GAAP financial metrics” for additional information.

•

For the nine months ended September 30, 2021, we expect consumer revenue to be between $248.6 million and $251.8 million, compared to $248.3 million for the nine months ended September 30, 2020. The expected increase in consumer revenue is primarily due to an increase in revenue recognized in the period deferred from course purchases in the prior fiscal year and an increase in the average purchase price of courses when compared to the same period in the prior year, partially offset by a 9% decrease in monthly average buyers.

•

For the nine months ended September 30, 2021, we expect enterprise revenue to be between $127.7 million and $129.7 million, compared to $71.5 million for the nine months ended September 30, 2020. The expected increase in enterprise revenue is primarily due to an increase in the number of UB customers as well as an increase in the average deal size per new customer and net expansions in our existing UB customer base. Pricing was not a significant driver of the increase in enterprise revenue.

•

For the nine months ended September 30, 2021, we expect operating loss to be between $38.2 million and $36.9 million, compared to operating loss of $47.3 million for the nine months ended September 30, 2020. The expected decrease in operating loss is primarily due to the expected increase in enterprise revenue and a reduction of our instructor withholding tax reserve estimate, partially offset by an expected increase in personnel-related expenses. The change in our instructor withholding tax reserve is based on a revision of certain key assumptions based on additional information received during the period, including the expected relief on certain instructor payments we will be entitled to. The benefit related to this change in accounting estimate is not expected to be indicative of future operating results.

We are not able to reconcile Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, because we have not yet been able to calculate our provision for income taxes for the nine months ended September 30, 2021. We will provide such reconciliation in our quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 when filed. Therefore, the following table sets forth a reconciliation of operating loss, the most directly comparable financial measure calculated and presented in accordance with GAAP that is currently available to us, to Adjusted EBITDA.

	Nine Months Ended September 30,
	2020	2021 Estimated
	Actual	Low	High

Operating loss	$(47,284)	$(38,212)	$(36,912)
Adjusted to exclude the following:

Depreciation and amortization	$7,812	$10,400	$10,400
Stock-based compensation expense	$23,452	$23,704	$23,704

Adjusted EBITDA	$(16,020)	$(4,108)	$(2,808)

Risk factors summary

Our business is subject to a number of risks and uncertainties of which you should be aware before deciding to invest in our common stock. These risks are more fully described in “Risk factors” immediately following this prospectus summary. These risks include, among others, the following:

•

We have a history of losses, and we may not be able to generate sufficient revenue to achieve or maintain profitability in the future. We incurred net losses of $69.7 million and $77.6 million during the years ended December 31, 2019 and 2020, respectively, and net losses of $52.5 million and $29.4 million during the six months ended June 30, 2020 and 2021, respectively, and, as of June 30, 2021, we had an accumulated deficit of $407.9 million.

•	We have a limited history in an emerging and dynamic market, which makes it difficult to evaluate our prospects and future results of operations.

•	Our results of operations may fluctuate significantly from period to period due to a wide range of factors, which makes our future results difficult to predict.

•	Our rapid growth may not be sustainable and depends on our ability to attract new learners, instructors, and organizations and retain existing ones.

•

Our platform relies on a limited number of instructors who create a significant portion of the most popular content on our platform, and the loss of these instructor relationships could adversely affect our business, financial condition, and results of operations.

•	If we fail to maintain and expand our relationships with UB customers, our ability to grow our business and revenue will suffer.

•	We operate in a highly competitive market, and we may not be able to compete successfully against current and future competitors.

•	The market for online learning solutions is relatively new and may not grow as we expect, which may harm our business, financial condition, and results of operations.

•	Adherence to our values and our focus on long-term sustainability may negatively impact our short- or medium-term financial performance.

•	The COVID-19 pandemic could affect our business, financial condition, and results of operations in volatile and unpredictable ways.

•	Any failure to successfully execute and integrate future acquisitions could materially adversely affect our business, financial condition, and results of operations.

•

Changes in laws or regulations relating to privacy, data protection, or cybersecurity, including those relating to the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations could adversely affect our business.

•

We may be unable to adequately obtain, maintain, protect, and enforce our intellectual property and proprietary information, which could adversely affect our business, financial condition, and results of operations.

•	We could face liability, or our reputation might be harmed, as a result of courses posted to our platform.

•

Intellectual property litigation, including litigation related to content available on our platform, could result in significant costs and adversely affect our business, financial condition, results of operations, and reputation.

•

We are an emerging growth company, and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

•	The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Corporate information

We were incorporated in January 2010 as a Delaware corporation. Our principal executive offices are located at 600 Harrison Street, 3rd Floor, San Francisco, California 94107, and our telephone number is (415) 813-1710. Our website address is www.udemy.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our common stock.

“Udemy,” our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Udemy, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Implications of being an emerging growth company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the Securities and Exchange Commission. In particular, in this prospectus, we have provided only two years of audited consolidated financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

The offering

Common stock offered by us	14,500,000 shares.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to 2,175,000 additional shares of our common stock.

Common stock to be outstanding immediately after this offering	137,427,466 shares (or 139,602,466 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See “Use of proceeds” for additional information.

Directed share program	At our request, the underwriters have reserved up to 725,000 shares of common stock, or 5% of the shares offered by this prospectus for sale, at the initial public offering price through a directed share program to eligible instructors on our platform.

Instructors in good standing with our Trust & Safety team who have at least one active, published course on our platform and at least 10 enrolled learners as of October 1, 2021 are potentially eligible for the program. Instructors must also have an active tax form on file with us and reside in the U.S. or selected international jurisdictions to be potentially eligible for the program. If demand for the program exceeds capacity in a particular jurisdiction, we may invite instructors to participate based on lifetime earnings through our platform.

The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program.

See “Underwriters—Directed share program.”

Indications of interest

Prior to the date hereof, certain funds and accounts managed by entities affiliated with Caledonia US, LP and Caledonia (Private) Investments Pty Limited, or collectively, the cornerstone investor, have indicated an interest in purchasing an aggregate of up to $75.0 million in shares of our common stock offered in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor could determine to purchase more, less, or no shares in this offering or the underwriters could determine to sell more, less, or no shares to the cornerstone investor. The underwriters will receive the same discount on any shares of common stock purchased by the cornerstone investor as they will from any other shares sold to the public in this offering.

Risk factors	See “Risk factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“UDMY”

The number of shares of our common stock to be outstanding after this offering is based on 122,927,466 shares of our common stock outstanding as of June 30, 2021, and excludes:

•

20,173,022 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2021 with a weighted-average exercise price of $7.39 per share, which excludes 103,663 stock appreciation rights outstanding that will be settled in cash upon exercise;

•

772,900 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan, as amended, or our 2010 Plan, as of June 30, 2021, and an additional 850,000 shares of common stock reserved for future issuance under our 2010 Plan after June 30, 2021 provided that we will cease granting awards under our 2010 Plan upon the effectiveness of our 2021 Equity Incentive Plan, or our 2021 Plan;

•	13,800,000 shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering;

•	2,800,000 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or our 2021 ESPP, which will become effective in connection with this offering;

•	61,300 shares of common stock issued by us in August 2021 to a former stockholder of CUX (d/b/a CorpU), or CorpU, in connection with our acquisition of CorpU;

•	1,773,605 stock options to purchase shares of common stock granted after June 30, 2021 with a weighted-average exercise price of $34.14 per share; and

•	782,746 shares of common stock issued upon the exercise of stock options after June 30, 2021 with a weighted-average exercise price of $4.31 per share.

Our 2021 Plan and our 2021 ESPP each will provide for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan will also provide for increases to the number of shares that may be granted thereunder based on awards under our 2010 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in “Executive compensation—Employee benefit and stock plans.”

Unless otherwise indicated, this prospectus assumes or gives effect to the following:

•	no exercise of outstanding options or stock warrants;

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of June 30, 2021 into an aggregate of 85,403,933 shares of our common stock immediately prior to the completion of this offering; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering.

Summary consolidated financial and other data

The following tables summarize our consolidated financial and other data for the periods and as of the dates indicated. We have derived our summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2020 and 2021, and the summary consolidated balance sheet data as of June 30, 2021, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on a basis substantially consistent with our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020, and the unaudited interim consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the financial information set forth in those unaudited interim consolidated financial statements. You should read the following summary consolidated financial and other data together with our audited consolidated financial statements and unaudited interim consolidated financial statements and the related notes appearing elsewhere in this prospectus and the information in “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operations.” Our historical and interim results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Year ended December 31,		Six months ended June 30,
	2019	2020	2020	2021
	(in thousands, except share and per share amounts)		(in thousands, except share and per share amounts)

Consolidated statements of operations data:

Revenues	$276,327	$429,899	$201,368	$250,643

Cost of revenues(1)	143,510	209,253	104,670	113,916

Gross profit	132,817	220,646	96,698	136,727

Operating expenses:

Sales and marketing(1)	126,436	192,600	96,176	104,141

Research and development(1)	34,379	50,643	24,295	30,196

General and administrative(1)	40,033	50,783	26,035	29,802

Total operating expenses	200,848	294,026	146,506	164,139

Operating loss	(68,031)	(73,380)	(49,808)	(27,412)

Other income (expense), net:

Interest income (expense), net	87	(1,146)	(1,014)	(391)

Other income (expense), net	(384)	55	138	(518)

Total other income (expense), net	(297)	(1,091)	(876)	(909)

Net loss before taxes	(68,328)	(74,471)	(50,684)	(28,321)

Income tax provision	(1,375)	(3,149)	(1,766)	(1,059)

Net loss	(69,703)	(77,620)	(52,450)	(29,380)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.57)	$(2.33)	$(1.63)	$(0.80)

Weighted-average shares used to calculate net loss per share attributable to common stockholders - basic and diluted(2)	27,096,379	33,384,438	32,104,638	36,726,992

Pro forma net loss per share attributable to common stockholders—basic and diluted(2)		$(0.65)		$(0.24)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders—basic and diluted(2)		118,775,776		122,130,925

(1)	Stock-based compensation expense included in the consolidated statements of operations data above was as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021

Cost of revenues	$299	$418	$191	$537
Sales and marketing	3,001	7,518	5,422	3,636

Research and development	2,357	5,232	3,184	3,142

General and administrative	3,306	18,450	11,806	9,169

Total stock compensation expense	$8,963	$31,618	$20,603	$16,484

(2)

See Note 2 and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted and the weighted-average shares used to compute these amounts. Pro forma basic net loss per share attributable to common stockholders, basic and diluted is computed to give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 85,391,338 and 85,403,933 shares of common stock immediately prior to the completion of this offering, as of December 31, 2020 and June 30, 2021, respectively, with the June 30, 2021 balance representing the common stock amount immediately prior to the completion of this offering. Incremental stock-based compensation incurred in connection with the completion of this offering is immaterial.

	As of June 30, 2021
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)

		(in thousands)

Consolidated balance sheet data:

Total current assets	$233,523	$233,523	$609,090

Total assets	286,668	286,668	662,234

Total current liabilities	273,656	273,656	271,753

Total liabilities	279,172	279,172	277,269

Redeemable convertible preferred stock	274,267	—	—

Additional paid-in capital	141,112	415,378	792,848

Accumulated deficit	(407,883)	(407,883)	(407,883)

(1)

The pro forma balance sheet data gives effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 85,403,933 shares of our common stock which will occur immediately prior to the completion of this offering, resulting in an aggregate of 122,927,466 outstanding shares of our common stock. Incremental stock-based compensation incurred in connection with the completion of this offering is immaterial.

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments described in footnote (1) above and (b) the issuance and sale of 14,500,000 shares of common stock in this offering at the assumed initial public offering price of $28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of our cash and cash equivalents, total assets and stockholders’ deficit by $13.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase or decrease, as applicable, each of our cash and cash equivalents, total assets, and stockholders’ deficit by $26.5 million. The pro forma as adjusted information set forth above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to our business and operations

We have a history of losses, and we may not be able to generate sufficient revenue to achieve or maintain profitability in the future.

We incurred net losses of $69.7 million and $77.6 million during the years ended December 31, 2019 and 2020, respectively, and net losses of $52.5 million and $29.4 million during the six months ended June 30, 2020 and 2021, respectively, and, as of June 30, 2021, we had an accumulated deficit of $407.9 million. We expect our losses to continue as we make significant investments towards growing our business and operating as a public company. We have invested, and expect to continue to invest, substantial financial and other resources in developing our platform, including expanding our platform offerings, developing or acquiring new platform features and services, expanding into new markets and geographies, and increasing our sales and marketing efforts. These expenditures will make achieving and maintaining profitability more difficult, and these efforts may also be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. As a result, we can provide no assurance as to whether or when we will achieve profitability. If we are not able to achieve and maintain profitability, the value of our company and our common stock could decline significantly, and you could lose some or all of your investment.

We have a limited history and operate in an emerging and dynamic market, which makes it difficult to evaluate our prospects and future results of operations.

We commenced operations in 2010 and the market for online learning solutions is relatively new. These factors may make it difficult to accurately assess our future prospects and the risks, challenges, and uncertainties that we may encounter. These risks include:

•	maintaining and increasing a base of learners, instructors, and UB customers using our platform;

•	successfully competing with existing and future participants in the market for online learning solutions;

•	successfully expanding our business in existing markets and entering new markets and geographies;

•	anticipating and responding to market and broader economic conditions;

•	avoiding interruptions or disruptions in the service of our platform;

•	accurately forecasting our revenue and operating expenses on a quarterly and annual basis;

•	maintaining and enhancing the value of our reputation and brand;

•	attracting, hiring, and retaining qualified personnel to manage our operations and further develop our platform;

•	effectively managing rapid growth in our operations, including personnel; and

•	successfully implementing and executing our business strategies.

Additionally, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more established and predictable market. We have encountered in the past, and will encounter in the future, risks, challenges, and uncertainties frequently experienced by growing companies. If our assumptions regarding any of these risks, challenges, or uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address them successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

Our results of operations may fluctuate significantly from period to period due to a wide range of factors, which makes our future results difficult to predict.

Our results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. Factors that may contribute to the variability of our quarterly and annual results include, but are not limited to:

•	our ability to attract and retain learners, instructors, and enterprises that use our platform in a cost-effective manner;

•	our ability to accurately forecast revenue and operating expenses;

•	the effects of increased competition on our business;

•	our ability to successfully expand in existing markets and successfully enter new markets;

•	changes in learner or customer behavior with respect to online learning solutions;

•	increases in marketing, sales, and other operating expenses that we may incur to grow and acquire new learners, instructors, and customers;

•	the revenue mix between our consumer and UB offerings;

•	the impact of worldwide economic conditions, including the resulting effect on consumer and business spending on online learning solutions;

•	our ability to maintain an adequate rate of growth and effectively manage that growth;

•	the effects of changes in search engine placement and prominence;

•	our ability to keep pace with technology changes in our industry;

•	the success of our sales and marketing efforts;

•	our ability to protect, maintain, and enforce our intellectual property rights;

•	costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;

•	changes in governmental or other regulations affecting our business;

•	interruptions in service and any related impact on our business, reputation, or brand;

•	the attraction and engagement of qualified employees and key personnel;

•	our ability to choose and effectively manage third-party service providers;

•	the effects of natural or man-made catastrophic events;

•	the impact of a pandemic or an outbreak of disease or similar public health concern, such as the COVID-19 pandemic, or fear of such an event;

•

potential volatility in our gross margins, including due to revenue mix shifts between our enterprise and consumer segments, changes in our pricing policies, increased use of subscriptions in our consumer segment, and timing differences between recognition of revenue and related content costs for courses;

•	the effectiveness of our internal controls over financial reporting;

•	the impact of payment processor costs and procedures; and

•	changes in our tax rates or exposure to additional tax liabilities.

The unpredictability of our results of operations could cause our results to vary from period to period or to fall below expected levels for a given period, which will adversely affect our business, financial condition, and results of operations.

Our rapid growth may not be sustainable and depends on our ability to attract new learners, instructors, and organizations and retain existing ones.

Our success depends, in part, on growing the number of learners and instructors engaging with our platform. We believe the increase in the number of instructors increases the quality and quantity of the content available on our platform, in turn making our platform more appealing and engaging to learners in both our consumer and enterprise segments. This increase in learners then attracts more instructors to our platform. This dynamic marketplace model takes time to build and may grow at a slower pace than we expect. In addition, although the number of individual and UB learners and instructors engaging with our platform has grown in recent years, there can be no assurance that this growth will continue at its current pace or at all. For example, in 2020, we experienced a significant increase in engagement with our platform, in part as a result of the COVID-19 pandemic and the shelter in place orders and other efforts that were deployed by governments to mitigate its spread. While the COVID-19 pandemic may be accelerating an ongoing, long-term shift towards online learning, in the short term this level of demand from learners, instructors and organizations may decline as vaccines become more widely distributed and government restrictions are lifted. If we fail to grow or maintain the number of learners and instructors engaging with our platform, the value of our platform will diminish and our revenue will decline.

We believe that many of our new learners find us by word of mouth and other non-paid referrals from existing learners. If existing learners are dissatisfied with their experience on our platform, they may stop accessing our content and referring others to us. Likewise, if existing learners do not find our content appealing and engaging, whether because of a negative experience with, declining interest in or relevancy of the content, they may stop referring others to us. In turn, if instructors perceive that our platform lacks an adequate learner audience, instructors may be less willing to provide content for our platform, and the experience of learners could be further negatively impacted. The willingness or ability of instructors to provide content for our platform could also be negatively impacted by other factors, such as:

•	complaints or negative publicity about us or our platform, even if factually incorrect or based on isolated incidents;

•	changes to our revenue sharing model that are unpopular with our instructors;

•	changes to our terms and policies that our instructors find, or even perceive, to be unpopular or that are not clearly articulated to them; or

•	our failure to enforce our policies fairly and transparently.

In addition, the costs associated with retaining learners and instructors are substantially lower than those associated with acquiring new learners and instructors. As a result, if we are unable to retain existing learners and instructors, even if such losses are offset by an increase in revenue resulting from new learners and instructors, it could have a material adverse effect on our results of operations. Consequently, if we are unable to retain existing learners and instructors and attract new learners and instructors who contribute and engage with our platform, our growth prospects would be harmed and our business, financial condition, and results of operations could be adversely affected.

Our platform relies on a limited number of instructors who create a significant portion of the most popular content on our platform, and the loss of these instructor relationships could adversely affect our business, financial condition, and results of operations.

As part of our instructor community, we strive to build meaningful connections with instructors, ranging from those that are well known and have created extensively to those that have just begun the process of creating courses. As of June 30, 2021, we had relationships with over 65,000 instructors. Although we view the breadth and diverse expertise of our instructor base and the content they create as one of our competitive advantages, a significant portion of the most popular content on our platform, and as a result a significant portion of our revenue, is attributable to a limited number of our instructors. For example, 5% of our instructors generated 71% and 70% of our paid marketplace enrollments during 2020 and the first half of 2021, respectively. Moreover, because instructors may unpublish content or leave the Udemy platform altogether, subject to our right to continue offering such content to new learners on the consumer marketplace for 60 days afterwards and in our subscription offerings for 12 months afterwards, we may need to source replacement content by a different instructor on short notice. Although we do not believe the loss of any one of these instructors would materially impact our business, the loss of multiple existing instructors, as well as any failure to attract additional instructors, could negatively impact our business, financial condition, and results of operations by adversely affecting our ability to provide high-quality, engaging, and relevant content for one or more subject matters and the pace at which we provide such content, which in turn could reduce the attractiveness of our platform to learners and customers.

If we fail to maintain and expand our relationships with UB customers, our ability to grow our business and revenue will suffer.

Revenue from our enterprise segment represented 18% and 24% of our revenue during 2019 and 2020, respectively, and 22% and 31% of our revenue during the six months ended June 30, 2020 and 2021, respectively. We believe that our future success depends, in part, on our ability to grow this offering, both by retaining and expanding our relationship with existing customers and attracting new customers. Many customers initially use our platform within specific groups or departments within their organizations, or for specific use cases. Our ability to grow our UB business depends, in part, on our ability to persuade these customers to expand their use of our platform to address additional use cases. Further, to continue to grow our business, it is important that our customers renew their subscriptions when existing contracts expire and that we expand our relationships with our existing customers. Customers have no obligation to renew their subscriptions, and they may decide not to renew their subscriptions with a similar contract period, at the same prices and terms, with the same or a greater number of users, or at all. We have had some customers elect not to renew their subscriptions with us in the past, and it is difficult to accurately predict whether we will have future success in retaining customers or expanding our relationships with them. We have experienced significant growth in the number of customers subscribing to our UB offerings, but we do not know whether we will continue to achieve similar growth, or achieve any growth at all, in the future. Our ability to retain UB customers and expand our deployments with them may decline or fluctuate as a result of a number of factors, including customers’ satisfaction with our platform, the quality and timeliness of our customer success and customer support services, our prices, the prices and features of competing solutions, reductions in customers’ spending levels, insufficient adoption of our platform by our customers’ constituents, and new feature releases. If customers do not purchase additional subscriptions or renew their existing subscriptions, renew on less favorable terms, or fail to continue to expand their engagement with us, our revenue may decline or grow less quickly than anticipated, which would harm our business, financial condition, and results of operations.

We operate in a highly competitive market, and we may not be able to compete successfully against current and future competitors.

We operate in a highly competitive environment, as the market for online learning is relatively new, highly fragmented, and rapidly evolving, with limited barriers to entry. We compete for learners, enterprise customers, and instructors:

•	Learners: We compete for learners based on our course catalog, instructors, and learning tools.

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UB customers: We compete for customers based on our up-to-date content, the breadth and depth of that content across the full range of core business functions, and advanced product features that optimize self-paced learning and enable organizations to effectively drive programmatic learning.

•	Instructors: We compete for instructors based on our ability to promote monetization opportunities.

Our competition includes corporate training offerings (such as those from Pluralsight, Skillsoft, and LinkedIn Learning), direct-to-consumer training offerings (such as those from Coursera and edX), specialized content training offerings (such as those from A Cloud Guru and Skillshare), and free online resources used to gather and share knowledge and skills.

We expect our existing competitors and new entrants to the online learning market to continually evolve and improve their business models. If these or other market participants introduce new or improved delivery of online education and technology-enabled services that are more compelling or widely accepted than ours, our ability to grow our revenue and achieve profitability could suffer. Several new and existing companies in the online education industry provide or may provide offerings similar to what we offer on our platform, and, despite any exclusivity arrangements we have with our instructors, these companies may nonetheless pursue relationships with our instructors that may reduce, or stop altogether, the content our instructors produce for our platform. In addition, customers may choose to continue using or develop their own online learning or training solutions in-house rather than pay for our platform.

We believe that our competitiveness depends on a range of factors, both within and beyond our control, including:

•	the availability or development of alternative online learning platforms that are more compelling to learners, instructors, or organizations than ours;

•	changes in pricing policies and terms offered by our competitors or by us;

•	changes to our instructor revenue sharing model;

•	the ability to adapt to new technologies and changes in requirements of our learners, instructors, and UB customers;

•	costs associated with acquiring and retaining learners, instructors, and UB customers;

•	the ability of our current and future competitors to establish relationships with customers; and

•	industry consolidation and the number and rate of new entrants.

Current and potential competitors (including any new entrants into the market) may enjoy substantial competitive advantages over us, such as greater name recognition, longer operating histories, market- or industry-specific knowledge, more successful marketing capabilities, and substantially greater financial, technical, and other resources than we have. Our current or new competitors may adopt certain aspects of our business model, which could reduce our ability to differentiate our services. Furthermore, online educational content is not typically marketed exclusively through any single channel and, accordingly, our competitors could aggregate a set of online learning courses similar to ours. Competition may intensify as our competitors raise additional capital or as new participants, including established companies, enter the markets in which we compete. Our ability to grow our business and achieve profitability could be impaired if we cannot compete successfully.

The market for online learning solutions is relatively new and may not grow as we expect, which may harm our business, financial condition, and results of operations.

Our future success will depend in part on the growth, if any, in the demand for online learning solutions. Although the COVID-19 pandemic has accelerated the demand for online learning solutions from both individuals and businesses alike, the online learning market is less mature than the market for in-person instruction and continues to evolve rapidly. There can be no assurance that the heightened levels of demand for online learning solutions experienced during the COVID-19 pandemic will continue as the effects of the pandemic, such as limitations on in-person activities, abate. Consequently, it is difficult to predict demand for and continued use of our platform by learners, instructors, and UB customers, the rate at which existing learners and instructors expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive offerings into the market, or the success of existing competitive offerings. Furthermore, even if learners or UB customers want to adopt an online learning solution, it may take them a substantial amount of time to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Even if market demand for online learning solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for online learning solutions does not grow as we expect or our platform does not achieve widespread adoption, it could result in reduced learner and customer spending, reduced engagement from instructors, attrition by learners, instructors, and UB customers, and decreased revenue, any of which would adversely affect our business, financial condition, and results of operations.

Adherence to our values and our focus on long-term sustainability may negatively impact our short- or medium-term financial performance.

Our values motivate everything we do, and we accordingly intend to focus on the long-term sustainability of our business and platform. We may take actions that we believe will benefit our business and our ecosystem and, therefore, our stockholders over a period of time, even if those actions do not maximize short- or medium-term financial results. However, these longer-term benefits may not materialize within the timeframe we expect or at all. For example:

•	we may choose to prohibit certain content from our platform that we believe is inconsistent with our values even though we could benefit financially from the sale of that content;

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we may choose to revise our policies in ways that we believe will be beneficial to our learners, instructors, and UB customers in the long term even though the changes are perceived unfavorably among our existing learners, instructors, and customers; or

•	we may take actions, such as locating our servers in low-impact data centers, that reduce our environmental footprint even though these actions may be more costly than other alternatives.

The COVID-19 pandemic could affect our business, financial condition, and results of operations in volatile and unpredictable ways.

In March 2020, the World Health Organization declared that the outbreak of COVID-19 was a global pandemic. To limit the spread of the virus, governments have imposed various restrictions, including emergency declarations at the federal, state, and local levels, school and business closings, quarantines, “shelter at home” orders, restrictions on travel and trade, limitations on social or public gatherings, and other social distancing measures.

The full extent of the impact of the pandemic on our business, financial condition, and results of operations depends on future developments that are uncertain and unpredictable, including the duration and scope of the pandemic (including any potential future waves of the pandemic domestically and globally); governmental, business, and individual actions that have been and continue to be taken in response to the pandemic, including the availability, adoption, and effectiveness of COVID-19 vaccines; the effect on our learners, instructors, and UB customers; disruptions or restrictions on our employees’ ability to work and travel; the availability and cost to access capital markets; and interruptions related to our cloud networking and mobile app infrastructure that impact our learners, instructors, and customers. We have taken precautionary measures intended to help minimize the risk of COVID-19 to our employees, including transitioning the majority of our employees to remote work and restricting business travel. As we continue to actively monitor issues arising from the COVID-19 pandemic, we may take further actions that alter our business operations, including as may be required by federal, state, local, or foreign authorities or that we determine are in the best interests of our employees, learners, instructors, UB customers, business partners, and stockholders.

We have also seen significant and rapid shifts in the traditional models of education and training as the COVID-19 pandemic has progressed. Although we believe the COVID-19 pandemic has increased the need or willingness of businesses, governments, institutions, and individuals to adopt remote, online, and asynchronous learning and training, we cannot predict whether this trend will continue as the pandemic subsides, restrictions ease and the risk and barriers associated with in-person learning and training decrease. Learners and UB customers may choose to revert to more traditional, in-person learning and training solutions following the pandemic, which could adversely affect the demand for our platform and our revenue. In addition, the COVID-19 pandemic may negatively impact the financial resources available to learners and UB customers, which could in turn negatively impact our business, financial condition, and results of operations.

We may need to change our pricing model for our platform’s offerings, which in turn could adversely impact our results of operations.

We have in the past, and expect that we may in the future, need to change our pricing model or target contract length from time to time, which could impact our financial results. As the market for our learning platform develops, as new competitors introduce competitive applications or services, or as we enter into new international markets, we may be unable to attract new learners or UB customers at the same price or based on the same pricing models we have historically used, or for contract lengths consistent with our historical averages. In addition, as we develop and roll out new products, such as our recently launched consumer subscription model, or improve existing ones, we will need to develop pricing and contract models for these products that appeal to consumer learners over time, and we may not be successful in doing so. Pricing and contract length decisions may also impact the mix of adoption among our offerings and negatively impact our overall revenue. Competition may also require us to make substantial price concessions. Moreover, our pricing model and methodology has been, and may in the future become, subject to legal challenge under applicable federal or state laws, regulations, and guidelines relating to promotional pricing practices. For example, in August 2021, a putative class action complaint was filed against us alleging violations of California’s unfair competition and false advertising statutes as well as the California Consumer Legal Remedies Act in connection with the promotional “strike-through” pricing for courses offered on our platform, alleging that the reference prices used for comparison purposes are false or misleading. Our results of operations may be adversely affected by any of the foregoing, and we may have increased difficulty achieving or maintaining profitability.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our base of learners and UB customers and achieve broader market acceptance.

Our ability to broaden our base of both consumer learners and UB customers, and achieve broader market acceptance of our marketplace platform, will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer relationships. Our marketing efforts include the use of search engine optimization, paid search, email marketing, and television.

We have invested in and plan to continue expanding our sales and marketing organizations, both domestically and internationally. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time (including as a result of working remotely in connection with the COVID-19 pandemic), or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organizations will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

If we fail to effectively adapt and respond to rapidly changing technology, evolving industry standards, and changing customer needs or requirements, our platform may become less competitive.

The markets in which we compete are and will continue to be characterized by constant change and innovation. Our success is predicated on our ability to identify and anticipate the needs of learners, instructors, and UB customers and design a scalable learning experience platform that allows them to easily create and access high-quality, in-demand educational content. Our ability to attract new and retain existing learners, instructors and UB customers to our platform, and to deepen their relationships with our platform, depends in large part on our ability to continue improving and enhancing our offerings.

We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of platform modifications and enhancements. Software development involves a significant amount of time for our technology team, as it can take developers months to update, code, and test new and upgraded features and integrate them into our platform. We must also continually update, test, and enhance our platform. The continual improvement and enhancement of our platform requires significant investment and we may not have the resources to continue making these investments. Further, there can be no assurance that the platform modifications and enhancements in which we invest will result in additional revenue sufficient to cover the cost of developing those modifications and enhancements, if any. If we are not able to improve and enhance our platform in an effective manner, our business, financial condition, and results of operations will be adversely affected.

If we are not able to maintain and enhance our brand, our reputation and business may suffer.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our ability to attract and retain learners, instructors, UB customers, and partners, and that the importance of our reputation and brand recognition will continue to increase as competition in the markets in which we operate continues to develop. Our success in this arena will depend on a range of factors, both within and beyond our control. Factors affecting our reputation and brand recognition that are within our control include our ability to:

•	market our platform effectively and efficiently;

•	maintain a useful, innovative, and reliable platform;

•	maintain a high satisfaction among learners, instructors, and UB customers;

•	provide a high quality and perceived value for our platform;

•	successfully differentiate our platform from competing offerings;

•	maintain a consistently high level of customer service; and

•	prevent any actual or perceived data breach or data loss, or misuse or perceived misuse of our platform.

Additionally, our reputation and brand recognition may be affected by factors that are beyond our control, such as:

•	the actions of competitors or other third parties;

•	the quality and quantity of, as well as the nature and subject matter of, content available from instructors on our platform;

•	positive or negative publicity, including with respect to events or activities attributed to us, our employees, instructors, or our commercial partners;

•	interruptions, delays, or attacks on our platform; and

•	litigation or legal developments.

Damage to our reputation and brand, from the factors listed above or otherwise, may reduce demand for our platform and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rehabilitate our reputation and brand recognition may be costly and time-consuming, and there can be no assurance that any such efforts will ultimately be successful.

We could face liability, or our reputation might be harmed, as a result of courses posted to our platform.

Instructors at times post courses and related materials to our platform that contain content owned by third parties, and we do not proactively review content for potential infringement of intellectual property rights. Although we maintain and enforce terms and policies requiring instructors to respect the intellectual property rights of others, the laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis, which makes it challenging to adopt and implement appropriately balanced institutional policies governing these practices. As a result, we are subject to potential liability to third parties for the unauthorized duplication, distribution, or other use of this material. In addition, third parties have alleged, and in the future may allege, misappropriation, plagiarism, or similar claims related to content appearing on our platform. Any such claims, including claims of defamation, disparagement, negligence, warranty, misappropriation, or personal harm, could subject us to costly litigation and impose a significant strain on our financial resources and management personnel, regardless of whether the claims have merit. Moreover, there can be no assurance that measures taken under our terms and policies in response to complaints by third-party content owners regarding intellectual property violations, such as taking down courses subject to a valid complaint or banning instructors who violate our repeat infringer policy, will be sufficient to protect us from claims of intellectual property infringement. Our various liability insurance coverages may not cover potential claims of this type adequately or at all, and we may be required to alter or cease our uses of such material, which may include removing course content or altering the functionality of our platform, or be required to pay monetary damages.

While we rely on a variety of statutory and common law frameworks and defenses, including those provided by the Digital Millennium Copyright Act of 1998, or the DMCA, the Communications Decency Act, or the CDA, the fair-use doctrine in the United States and the E-Commerce Directive in the European Union, or the E.U., differences between statutes, limitations on immunity, requirements to maintain immunity, and moderation efforts in the many jurisdictions in which we operate may affect our ability to rely on these frameworks and defenses, or create uncertainty regarding liability for content posted to our platform. As an example, Article 17 of the Directive on Copyright in the Digital Single Market was passed in the E.U., which affords copyright owners some enforcement rights that may conflict with U.S. safe harbor protections afforded to us under the DMCA. Member states in the E.U. are in the process of determining how Article 17 will be implemented in their particular country. In addition, the E.U. is also reportedly reviewing the regulation of digital services, and it has been reported that the E.U. plans to introduce the Digital Services Act, a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided to us by the E-Commerce Directive. In countries in Asia and Latin America, generally there are not similar statutes to the CDA or E-Commerce Directive. The laws of countries in Asia and Latin America generally provide for direct liability if a platform is involved in creating such content or has actual knowledge of the content without taking action to take it down. Further, laws in some Asian countries also provide for primary or secondary liability, which can include criminal liability, if a platform failed to take sufficient steps to prevent such content from being uploaded. Although these and other similar legal provisions provide limited protections from liability for platforms like ours, if we are found not to be protected by the safe harbor provisions of the DMCA, CDA, or other similar laws, or if we are deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, including Article 17 or other proactive obligations to filter or review content for potential infringement of intellectual property, we may owe substantial damages and our brand, reputation, and financial results may be harmed. Moreover, regulators in the United States and in other countries in which we operate may introduce new regulatory regimes that increase potential liability for information or content available on or through our platform, or which impose additional obligations to monitor such information or content, which could increase our costs.

Failure of our resellers or other commercial partners to use acceptable ethical business practices or comply with applicable laws could negatively impact our business.

In certain jurisdictions, such as Japan, we rely on third-party resellers and other commercial partners to distribute and market our offerings. We expect these resellers and partners to operate in compliance with applicable laws, rules, and regulations, but we cannot control their conduct. If any of our resellers or partners violates applicable laws or implements business practices that are regarded as unethical, the distribution of our platform in those jurisdictions could be interrupted, usage of our platform could decline, our reputation could be damaged, and we may be subject to liability. Any of these events could have a negative impact on our business, financial condition, and results of operations.

Our revenue, results of operations, and financial condition could be negatively affected by general economic conditions.

Our business is sensitive to trends in the general economy, which is unpredictable. Therefore, our operating results, to the extent they reflect changes in the broader economy, may be subject to significant fluctuations. Since online learning is generally dependent on discretionary spending, negative general economic conditions could significantly reduce the overall amount that learners and organizations spend on, and the frequency of, online learning. Any or all of these factors could reduce the demand for our services, reducing our revenues. In addition, the occurrence of any of these events could increase our need to make significant expenditures to continue to attract learners and UB customers to our platform.

Our business and operations could be materially and adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.

Our business and operations could be materially and adversely affected in the event of earthquakes, floods, fires, telecommunications failures, blackouts, or other power losses, break-ins, acts of terrorism, political crises, inclement weather, public health crises, pandemics or endemics, or other catastrophic events. In particular, our corporate headquarters are located in San Francisco, California, an earthquake-sensitive area and one that has been increasingly vulnerable to wildfires, and damage to or total destruction of our executive offices resulting from earthquakes may not be covered in whole or in part by any insurance we may have. If floods, fire, inclement weather including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to our properties, or if our operations were interrupted by telecommunications failures, blackouts, acts of terrorism, political or geopolitical crises, or public health crises, our results of operations would suffer, especially if such events were to occur during peak periods. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business could be affected adversely as a result.

Our business could be harmed if we fail to manage our growth effectively.

The rapid growth we have experienced, and may continue to experience, in our business places significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and our ability to handle increased traffic and demand for bandwidth. The growth in the number of learners and instructors using our platform and the amount of educational content available through our platform has increased the amount of data and requests that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance our scalability in order to maintain the performance of our platform. Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial, and other resources. We have grown from 230 full-time employees in May 2016 to 1,013 full-time employees in June 2021. We intend to further expand our overall business, including headcount, with no assurance that our revenues will continue to grow. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.

Our future success depends on our ability to retain our senior management team and other highly skilled employees and to attract, retain, and motivate our qualified personnel.

We depend on the continued services and performance of our senior management team, key technical employees, and other key personnel. Although we have entered into employment agreements with senior management team members, each of them may terminate their employment with us at any time or not be able to perform the services we require in the future. We do not maintain “key person” insurance for any of our executives or other employees. Similarly, third parties may attempt to encourage our senior management team or other key employees to leave for other employment. The loss of one or more of the members of our senior management team or other key personnel for any reason could disrupt our operations, create uncertainty among investors, adversely impact employee retention and morale and significantly harm our business.

To execute our growth plan, we must hire many employees over the next few years. In addition, we must retain our highly qualified employees. Competition for highly qualified employees is intense, particularly from other high- growth technology companies and in the San Francisco, California labor market, where our corporate headquarters are located.

From time to time we have experienced, and may continue to experience, difficulty in hiring and retaining employees with the appropriate level of qualifications. The companies with which we compete for qualified employees may have greater resources than we have and may offer compensation packages that are perceived to be better than ours. Additionally, changes in our compensation structure may be negatively received by employees and result in attrition or cause difficulty in the recruiting process. If we fail to attract new employees or fail to retain and motivate our current employees, our business and future growth prospects could be adversely affected.

Any failure to successfully execute and integrate future acquisitions could materially adversely affect our business, financial condition, and results of operations.

We have in the past acquired, and may in the future pursue acquisitions of, businesses, technologies, services and other assets and strategic investments that complement our business. For example, in August 2021, we announced our acquisition of CUX (d/b/a CorpU), or CorpU, an online leadership development platform. We have limited experience as an organization with successfully executing and integrating acquisitions. Acquisitions involve numerous risks, including the following:

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difficulties in integrating and managing the combined operations, technology platforms, or offerings of any company we acquire and realizing the anticipated economic, operational and other benefits of the acquisition in a timely manner, which could result in substantial costs and delays, and failure to execute on the intended strategy and synergies;

•	failure of the acquired businesses to achieve anticipated revenue, earnings, or cash flow;

•	diversion of management’s attention or other resources from our existing business;

•	our inability to maintain the key customers, business relationships, suppliers, and brand potential of acquired businesses;

•	uncertainty of entry into businesses or geographies in which we have limited or no prior experience or in which competitors have stronger positions;

•	unanticipated costs associated with pursuing acquisitions or greater than expected costs in integrating the acquired businesses;

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responsibility for the liabilities of acquired businesses, including those that were not disclosed to us or exceed our estimates, such as liabilities arising out of the failure to maintain effective privacy, data protection and cybersecurity controls, and liabilities arising out of the failure to comply with applicable laws and regulations, including tax laws;

•	difficulties in or costs associated with assigning or transferring to us or our subsidiaries the acquired companies’ intellectual property or its licenses to third-party intellectual property;

•	inability to maintain our culture and values, ethical standards, controls, procedures, and policies;

•	challenges in integrating the workforce of acquired companies and the potential loss of key employees of the acquired companies;

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challenges in integrating and auditing the financial statements of acquired companies that have not historically prepared financial statements in accordance with generally accepted accounting principles in the United States, or GAAP; and

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potential accounting charges to the extent goodwill and intangible assets recorded in connection with an acquisition, such as trademarks, customer relationships, or intellectual property, are later determined to be impaired and written down in value.

We may not succeed in addressing these or other risks in connection with our acquisition of CorpU or any other acquisitions we undertake in the future. The inability to integrate successfully, or in a timely fashion, the business, technologies, products, personnel, or operations of any acquired business, could have a material adverse effect on our business, financial condition, and results of operations.

We may need to raise additional funds to pursue our growth strategy or continue operations, and we may be unable to raise capital when needed or on acceptable terms.

From time to time, we may seek additional equity or debt financing to fund our growth, enhance our platform, respond to competitive pressures, or make acquisitions or other investments. Our business plans may change, general economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on our cash flows and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand its business at the rate desired and our results of operations may suffer.

We operate internationally and we plan to continue expanding our international operations, which exposes us to risks inherent in international operations.

Managing a global organization requires significant resources and management attention. We currently maintain offices outside of the United States in Turkey and Ireland, and we plan to expand our international operations in the future.

We generated 59% and 61% of our revenue outside North America in 2019 and 2020, respectively, and 60% and 61% during the six months ended June 30, 2020 and 2021, respectively, and, based on our instructor registration records, we estimate that a majority of our instructors are located outside the United States. Any further international expansion efforts that we may undertake may not be as successful as we expect or at all.

Additionally, conducting international operations subjects us to risks that we have not generally faced in the United States. These risks include:

•	the cost and resources required to localize our services, which requires the translation of our websites into foreign languages and adaptation for local practices and regulatory requirements;

•	competition with local market participants who understand the local market better than we do or who have pre-existing relationships with our potential learners and UB customers in those markets;

•	legal uncertainty regarding our liability for the content and services provided by our instructors, including as a result of local laws or a lack of clear precedent of applicable law;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	adapting to variations in payment forms from learners and UB customers;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

•	increased financial accounting and reporting burdens and complexities and difficulties in implementing and maintaining adequate internal controls;

•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•	reduced or varied protection for intellectual property rights in some countries; and

•	higher telecommunications and internet service provider costs.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our strategic and other relationships with partners overseas may also subject us to additional regulatory scrutiny in the United States and other jurisdictions. For example, the Committee on Foreign Investment in the U.S. has continued to apply a more stringent review of certain foreign investment in U.S. companies, and has made inquiries to us with respect to equity investments in us by foreign investors.

Further, as we continue to expand internationally, we could also become subject to increased difficulties in collecting accounts receivable, repatriating money without adverse tax consequences, and risks relating to foreign currency exchange rate fluctuations. We have not engaged in currency hedging activities to limit risk of exchange rate fluctuations, and while we may decide to do so in the future, the availability and effectiveness of these hedging transactions may be limited. Changes in exchange rates affect our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our stockholders’ equity.

We are subject to laws and regulations worldwide, and failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws in the U.S. and abroad that affect our business. As a global platform with learners and instructors in over 180 countries, we are subject to a wide range of laws and regulations regarding consumer protection, advertising, electronic marketing, privacy, data protection and cybersecurity, data localization requirements, online services, freedom of speech, labor, real estate, taxation, intellectual property ownership and infringement, tax, export and national security, tariffs, anti-corruption and telecommunications, all of which are continuously evolving and developing.

The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S., and compliance with laws, regulations and similar requirements may be burdensome and expensive. Because these laws and regulations are subject to change over time, we must continue to dedicate resources to monitoring developments in the law and ensuring compliance. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, and certain jurisdictions may impose more stringent regulatory requirements than the U.S., which may increase the cost of compliance and doing business and expose us to possible litigation, penalties, or fines. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our platform less attractive to learners, instructors, or enterprise customers or cause us to change or limit our ability to make available our platform. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that we will not experience violations of such laws and regulations or our policies and procedures. Any such violations could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results, and financial condition.

We are subject to governmental export and import controls and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including trade and economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and, in some cases, the U.S. Department of Commerce’s Export Administration Regulations. The U.S. export control and economic sanctions laws and regulations include restrictions or prohibitions on the sale of certain services to U.S. embargoed or sanctioned countries, governments, persons, and entities which in some cases might apply to our activities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide learners access to our platform or could limit our learners’ ability to access or use our services in those countries.

Although we take precautions to prevent our platform from being provided in violation of such laws, our platform could be provided inadvertently in violation of such laws, despite the precautions we take. Complying with these laws and regulations could be particularly difficult because our products are widely available worldwide, in some cases, by providing only minimal information at registration. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We also may be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our learners’ ability to access our platform in those countries. Changes in our platform, or future changes in export and import regulations, may prevent our international learners or instructors from using our platform or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation or changes in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and possibly other anti-bribery laws and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes engage third parties to sell our products and conduct our business abroad. We and our employees, agents, representatives, business partners, or third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners, or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that none of our employees and agents will take actions in violation of applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners, or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, financial condition, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are from time to time involved in claims, lawsuits, government investigations, and other proceedings that could adversely affect our business, financial condition, and results of operations.

We are involved in litigation matters from time to time, such as matters incidental to the ordinary course of our business, including intellectual property, commercial, employment, class action, whistleblower, accessibility, and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of these expenses from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Increased scrutiny and changing expectations from investors, customers, employees, and others regarding our environmental, social and governance practices and reporting could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, customer acquisition and retention, access to capital and employee retention.

Companies across all industries are facing increasing scrutiny related to their environmental, social and governance, or ESG, practices and reporting. Investors, customers, employees, and other stakeholders have focused increasingly on ESG practices and placed increasing importance on the implications and social cost of their investments, purchases, and other interactions with companies. For example, many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions on this basis. With this increased focus and demand, public reporting regarding ESG practices is becoming more broadly expected. If our ESG practices and reporting do not meet investor, customer, or employee expectations, which continue to evolve, our brand, reputation, and learner and UB customer retention may be negatively impacted. Any disclosure we make may include our policies and practices on a variety of ESG matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG reporting, our ESG practices or our speed of adoption. We could also incur additional costs and devote additional resources to monitor, report and implement various ESG practices. If we fail, or are perceived to be failing, to meet the standards included in any sustainability disclosure or the expectations of our various stakeholders, it could negatively impact our reputation, UB customer and learner acquisition and retention, access to capital, and employee retention.

Risks related to technology, privacy, and cybersecurity

Changes in laws or regulations relating to privacy, data protection, or cybersecurity, including those relating to the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations could adversely affect our business.

We receive, transmit, and store personally identifiable information and other data relating to our learners, instructors, and other individuals, such as our employees. Numerous local, municipal, state, federal, and international laws and regulations address privacy, data protection, cybersecurity, and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti-Spam Legislation, the E.U. General Data Protection Regulation, or GDPR, the Telephone Consumer Protection Act (restricting telemarketing and the use of automated SMS text messaging), Section 5 of the Federal Trade Commission Act, and the California Consumer Privacy Act, or the CCPA. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another.

For example, the GDPR, which became effective on May 25, 2018, has resulted and will continue to result in significantly greater compliance burdens and costs for companies like ours. The GDPR regulates our collection, control, processing, sharing, disclosure, and other use of data that can directly or indirectly identify a living individual that is a resident of the E.U. and imposes stringent data protection requirements with significant penalties and the risk of civil litigation, for noncompliance. Failure to comply with the GDPR may result in fines of up to 20 million euros or up to 4% of the annual global revenue of the infringer, whichever is greater. It may also lead to civil litigation, with the risks of damages, injunctive relief, or regulatory orders adversely impacting the ways in which our business can use personal data.

In addition, in January 2021, the United Kingdom transposed the GDPR into domestic law with a United Kingdom version of the GDPR (combining the GDPR and the United Kingdom Data Protection Act of 2018), referred to as the U.K. GDPR, which provides for fines of up 17.5 million British pounds sterling or 4% of global turnover, whichever is greater. The relationship between the United Kingdom and the E.U. in relation to certain aspects of data protection law remains unclear. An example is the regulation of data transfers between E.U. member states and the United Kingdom and the role of the United Kingdom’s Information Commissioner’s Office with respect to the E.U. On June 28, 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the European Economic Area, or EEA, to the United Kingdom Some uncertainty remains, however, as this adequacy determination must be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how the Data Protection Act, the U.K. GDPR, and other United Kingdom data protection laws or regulations may develop in the medium to longer term nor the effects of divergent laws and guidance regarding how data transfers to and from the United Kingdom will be regulated. Changes with respect to any of these matters may lead to additional costs and increase our overall risk exposure.

Additionally, we are or may become subject to laws, rules, and regulations regarding cross-border transfers of personal data, including those relating to transfer of personal data outside the European Economic Area, or the EEA. Recent legal developments have created complexity and uncertainty regarding transfers of personal data from the EEA to the U.S. and other jurisdictions. For example, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the E.U.-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it noted that reliance on them may not necessarily be sufficient in all circumstances. In addition to other mechanisms (particularly standard contractual clauses), in limited circumstances we may rely on Privacy

Shield certifications of third parties (for example, vendors and partners). The European Commission released a draft of revised standard contractual clauses, or SCCs, addressing the CJEU concerns in November 2020, and on June 4, 2021, published new SCCs. These developments regarding cross-border data transfers have created uncertainty and increased the risk around our international operations and may require us to review and amend the legal mechanisms by which we make or receive personal data transfers to the U.S. and other jurisdictions. We may, among other things, be required to implement additional contractual and technical safeguards for any personal data transferred out of the EEA, which may increase compliance costs, lead to increased regulatory scrutiny or liability, may require additional contractual negotiations, and may adversely impact our business, financial condition, and operating results.

The CCPA, which went into effect on January 1, 2020, among other things, requires covered companies to provide new disclosures to California consumers and affords such consumers the ability to opt out of certain types of data sharing and sales of their personal information. The CCPA also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising their rights. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or the CPRA. The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact our business and establishes a regulatory agency dedicated to enforcing those requirements. Aspects of the interpretation and enforcement of the CCPA and CPRA remain uncertain. The enactment of the CCPA has prompted a wave of similar legislative developments in other states in the U.S., which creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business, financial condition, and results of operations. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, a comprehensive privacy statute that becomes effective on January 1, 2023 (at the same time as the CPRA) and shares similarities with the CCPA, the CPRA, and legislation proposed in other states, and in June 2021, Colorado enacted a similar law, the Colorado Privacy Act, or CPA, that becomes effective on July 1, 2023. The effects of these state statutes and other similar state or federal laws are significant and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts. These laws and other changes in laws or regulations relating to privacy, data protection, and cybersecurity, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our platform, require significant changes to our operations, or even prevent us from providing our platform in jurisdictions in which we currently operate and in which we may operate in the future.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and cybersecurity standards and protocols imposed by law, regulation, industry standards, or contractual obligations. Publication of our privacy statement and other policies regarding privacy, data protection, and cybersecurity may subject us to investigation or enforcement actions by regulators if those statements or policies are found to be deficient, lacking transparency, deceptive, unfair, or misrepresentative of our practices. We are also bound by contractual obligations related to privacy, data protection, and cybersecurity and our efforts to comply with such obligations may not be successful or may have other negative consequences. The various privacy, data protection, and cybersecurity legal obligations that apply to us may evolve in a manner that relates to our practices or the features of our mobile apps or website and we may need to take additional measures to comply with the new and evolving legal obligations, including but not limited to training efforts for our employees, contractors and third party partners. Such efforts may not be successful or may have other negative consequences. In particular, with laws and regulations such as the CCPA, CPRA, CDPA, and CPA imposing new and relatively burdensome obligations and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do

so. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection and cybersecurity, it is possible that our interpretations of the law, practices, policies, or platform or other services or offerings could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Any failure, or consequences associated with our efforts to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or cybersecurity, or any compromise of security that results in unauthorized access to, or use or release of data relating to learners, instructors, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing learners, instructors, and UB customers from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and operating results. Even if not subject to legal challenge, the perception of concerns relating to privacy, data protection, or cybersecurity, whether or not valid, may harm our reputation and brand adversely affect our business, financial condition, and operating results.

A cybersecurity attack or other security breach or incident could delay or interrupt service to our learners, instructors, and UB customers, harm our reputation or subject us to significant liability.

Our platform involves the processing of significant amounts of data relating to the learners, instructors, and UB customers interacting with our platform, including personal data and personal information. Additionally, we collect and store certain sensitive and proprietary information, and personal data and personal information, in the operation of our business, including trade secrets, intellectual property, employee data, and other confidential data.

We engage third-party service providers to store and otherwise process certain data, including sensitive and personal information. Our service providers have been, and in the future may be, the targets of cyberattacks, malicious software, phishing schemes, fraud, and other risks to the confidentiality, security, and integrity of their systems and the data they process for us. Our ability to monitor our service providers’ cybersecurity is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, disclosure, loss, or destruction of data they process for us, including sensitive and personal information. There have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our third-party providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services.

While we have taken measures to protect our own proprietary and confidential information, as well as the personal information, personal data, and confidential information that we otherwise obtain, and measures to protect our platform, we, the networks and systems used in our business, including those of third-party service providers, we and our third-party service providers have experienced, and we, our service providers and our platform may in the future experience, cybersecurity attacks or other security breaches or incidents. Cybersecurity attacks may take the form of denial of service attacks, attacks using ransomware or other malware or other attacks, and can come from individual hackers, criminal groups, and state-sponsored organizations. These sources can also implement social engineering techniques to induce our employees, contractors, or customers to disclose passwords or other sensitive information or take other actions to gain access to data, and we and our platform otherwise may be subject to security breaches and incidents resulting from employee or contractor error or malfeasance. We may be more susceptible to cyberattacks and other security breaches and other security incidents while social distancing measures restricting the ability of our employees to work at our offices are in place to combat the COVID-19 pandemic because we have less capability to implement, monitor, and enforce our information security and data protection policies.

More generally, we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms, and other procedures of ourselves of our third-party service providers are or will be adequate to prevent network and service interruption, system failure or loss, corruption, or unauthorized access to, or disclosure or acquisition of, data, including personal data, personal information, and other sensitive information that we or they process or maintain. Moreover, our platform could be breached or disrupted if vulnerabilities in our platform are exploited by unauthorized third parties. Since techniques used to obtain unauthorized access change frequently and the size of cybersecurity attacks and of security breaches and incidents are increasing, we and our third-party service providers may be unable to implement adequate preventative measures or stop the attacks while they are occurring. A cybersecurity attack or security breach or incident could delay or interrupt service to our learners, instructors, or organizations and may deter learners, instructors, or organizations from using our platform, and we and our service providers may face difficulties or delays in identifying, remediating, and otherwise responding to any cybersecurity attack or other security breach or incident. In addition, any actual or perceived cybersecurity attack or security breach or incident could damage our reputation and brand, expose us to a risk of claims, litigation, regulatory investigations, or other proceedings and possible fines, penalties, or other liability and require us to expend significant capital and other resources to alleviate problems caused by the cybersecurity attack or security breach or incident. We incur significant costs in an effort to detect and prevent security breaches and other security-related incidents, and we expect our costs will increase as we make improvements to our systems and processes to prevent future breaches and incidents. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Such mandatory disclosures could lead to negative publicity and any such disclosures, or any belief that a cybersecurity attack, or a security breach or incident, has impacted us, our platform, or our service providers may cause our learners, instructors, or UB customers to lose confidence in the security of our platform and the effectiveness of the cybersecurity measures we and our service providers utilize.

Further, any limitations of liability provisions in our customer and user agreements, contracts with third-party service providers, or other contracts may not be enforceable or adequate or otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or incident or other security-related matter. While our insurance policies include liability coverage for certain of these matters, subject to applicable deductibles, if we experienced a cybersecurity attack or other security breach or other incident, we could be subject to claims or damages that exceed our insurance coverage. If such an attack or other breach or incident occurred, our insurance coverage might not be adequate for liabilities actually incurred, such insurance may not continue to be available to us in the future on economically reasonable terms, or at all, and insurers may deny us coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Interruptions or performance problems associated with our technology and infrastructure could adversely affect our business and results of operations.

Our continued growth partially depends on the ability of learners and instructors to access our platform at any time. Our platform has encountered, and may in the future encounter, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new capabilities, human or technology errors, distributed denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems in a timely manner. It may become increasingly difficult to maintain and improve the performance of our platform as it grows and becomes more complex, and in the future we may be required to allocate significant resources to augment and update our technology and network infrastructure. If learners or instructors are unable to access our platform within a reasonable amount of time, or at all, our business will be harmed.

Our business depends significantly on continued access to the internet and mobile networks.

Our learners and instructors rely on access to the internet and mobile networks to access our platform. Internet service providers may choose to disrupt or degrade our access to our platform or increase the cost of such access. Internet service providers or mobile network operators could also attempt to charge us for providing access to our platform. In 2015, rules approved by the Federal Communications Commission, or FCC, went into effect that prohibited internet service providers from charging content providers higher rates in order to deliver their content over certain “fast traffic” lanes; however, those rules were repealed in June 2018, and efforts to challenge the repeal in the courts have failed to reverse the FCC’s 2018 decision, and in October 2019, the U.S. Court of Appeals for the District of Columbia Circuit issued a mixed ruling that did not reverse the FCC’s 2015 decision in its entirety. Although this recent court ruling allows states to enact their own net neutrality rules, the repeal of federal protections may make it more difficult or costly for many buyers or instructors to access our platform and may result in increased costs for us, which could significantly harm our business. Outside the United States, government regulation of the internet, including the idea of network neutrality, may be developing or non-existent. It is possible that governments of one or more foreign countries may seek to censor content available on our platform or may even attempt to block access to our platform. If we are restricted from operating in one or more countries, our ability to attract and retain learners, instructors, and customers may be adversely affected and we may not be able to grow our business as we anticipate.

We rely on Amazon Web Services for a substantial portion of our platform services. Any disruption of, or interference with, our use of Amazon Web Services could negatively impact our business and operations.

Amazon Web Services provides distributed computing infrastructure platforms for business operations, commonly referred to as “cloud” computing services. We currently run a significant portion of our platform’s computing on Amazon Web Services, and any significant disruption of, or interference with, our use of Amazon Web Services would negatively impact our operations and our business would be seriously harmed. If learners or instructors are unable to access our platform through Amazon Web Services or encounter difficulties in doing so, we may lose learners, instructors, and UB customers. The level of service provided by Amazon Web Services may also impact the adoption and perception of our platform. If Amazon Web Services experiences interruptions in service regularly or for a prolonged basis, or other similar issues, our business would be seriously harmed. Hosting costs will also increase if and as our base of learners, instructors, and UB customers grows, and our business, financial condition, and results of operations may be adversely affected if we are unable to grow our revenues faster than the cost of using Amazon Web Services or similar providers increases.

Amazon Web Services may take actions beyond our control that could seriously harm our business, including discontinuing or limiting access to Amazon Web Services, increasing pricing terms, terminating our contract, establishing more favorable relationships or pricing terms with one or more of our competitors, and modifying or interpreting its terms of service or other policies in a manner that impacts our ability to administer our business and operations.

Our payments system depends on third-party providers and is subject to evolving laws and regulations.

We rely on third-party payment processors to process payments made by learners and customers, and to instructors, on our platform. We have engaged third-party service providers to perform underlying card processing, currency exchange, identity verification, and fraud analysis services. If these service providers do not perform adequately or if they terminate their relationships with us or refuse to renew their agreements with us on commercially reasonable terms, we will need to find an alternate payment processor and may not be able to secure similar terms or replace such payment processors in an acceptable time frame. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments, make payments to our instructors or conduct other payment transactions, any of which could make our platform less convenient and attractive and harm our ability to attract and retain learners, instructors, and customers. In addition, if these providers increase the fees they charge us, our operating expenses could increase.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, result in liabilities, or force us to stop offering certain third-party payment services. In addition, as we expand our international operations, we will need to accommodate international payment method alternatives. As we expand the availability of new payment methods in the future, including internationally, we may become subject to additional regulations and compliance requirements.

Further, through our agreement with our third-party credit card processors, we are indirectly subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to additional fines and higher transaction fees and lose our ability to accept credit and debit card payments from our learners and UB customers, process electronic funds transfers or facilitate other types of online payments, and our business and operating results could be adversely affected.

The use of our platform could be adversely affected if our mobile solutions are not effective.

Learners have been increasingly accessing our platform on mobile devices through our Udemy and UB apps in recent years. The smaller screen size and reduced functionality associated with some mobile devices may make the use of our platform more difficult. Those accessing our platform primarily on mobile devices may not enroll in the courses offered on our platform as often as those accessing our platform through personal computers, which could result in less revenue for us. If we are not able to provide a rewarding experience on mobile devices, our ability to attract learners to our platform could be impaired, and consequently our business may suffer.

As new mobile devices and mobile features are released, we may encounter problems in developing or supporting apps for them. In addition, supporting new devices and mobile device operating systems may require substantial time and resources.

The success of our mobile apps could also be harmed by factors outside our control, including:

•	actions taken by mobile app distributors, including the Apple App Store and the Google Play Store;

•	unfavorable treatment received by our mobile apps, especially as compared to competing apps, such as the placement of our mobile apps in a mobile app download store;

•	increased costs in the distribution and use our mobile app; or

•	changes in mobile operating systems, such as iOS and Android, that degrade the functionality of our mobile website or mobile apps or that give preferential treatment to competitive offerings.

If our learners encounter difficulty accessing or using, or if they choose not to use, our mobile platform, our business and results of operations may be adversely affected.

Internet search engines drive traffic to our platform and, if we fail to appear prominently in search results, our growth rate could decline and our business, financial condition, and results of operations could be adversely affected.

Many learners find our website through internet search engines, like Google. A critical factor in attracting learners to our website is how prominently we are displayed in response to search queries. Search engine companies typically provide two types of search results: algorithmic listings and paid advertisements. We rely on both types of search results to attract visitors to our website. Algorithmic search result listings are determined and displayed in accordance with a set of proprietary formulas or algorithms developed by particular search engine companies. From time to time, these companies revise their algorithms without notice. In some instances, these modifications have caused our website to be listed less prominently in search results. In addition, search engine companies retain broad discretion to remove from search results any company whose marketing practices are deemed to be inconsistent with the search engine companies’ guidelines. If our marketing practices violate or appear to violate search engine company guidelines, we may, without warning, not appear in search result listings at all. If we are listed less prominently or fail to appear in search result listings for any reason, visits by prospective learners to our website would likely decline. We may not be able to replace this traffic and any attempt to do so may require us to increase our sales and marketing expenditures, which may not be offset by additional revenue and could adversely affect our operating results.

Risks related to our intellectual property

We may be unable to adequately obtain, maintain, protect, and enforce our intellectual property and proprietary information, which could adversely affect our business, financial condition, and results of operations.

Our business depends on our intellectual property, the protection of which is critical to our success. We rely on a combination of intellectual property rights, including patents, trade secrets, trade dress, domain names, copyrights, and trademarks to protect our competitive advantage, all of which offer only limited protection. The steps we take to protect our intellectual property, including physical, operational, and managerial protections of our confidential information, contractual obligations of confidentiality, assignment agreements with our employees and contractors, license agreements, and the prosecution and maintenance of registrations and applications for registration of intellectual property rights, require significant resources and may be inadequate. We will not be able to protect our competitive advantage if we are unable to establish, protect, maintain, or enforce our rights or if we do not detect or are unable to address unauthorized use of our intellectual property. We may be required to use significant resources to monitor and protect these rights. Despite our precautions, it may be possible for unauthorized third parties to copy portions or all of our platform and use information that we regard as proprietary to create services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our proprietary information may be unenforceable under the laws of certain jurisdictions.

As of June 30, 2021, we held 12 registered trademarks in the United States and 22 registered trademarks in foreign jurisdictions. We also have common law rights in some trademarks and pending trademark applications in the United States and foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.udemy.com and some other variations. Competitors may adopt service names or domain names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, our registered or unregistered trademarks or trade names could be declared generic, and there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. If our trademarks and trade names are not adequately protected, then we may not be able to build and maintain name recognition in our markets of interest and our business may be adversely affected. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, in every class of goods and services in which we operate, and contractual disputes may affect the use of marks governed by private contract. Further, we hold a small number of issued patents and thus have a limited ability to exclude or prevent our competitors from implementing technology, methods, and processes similar to our own. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of our rights and the proprietary rights of others. Further, we may not timely or successfully apply for a patent or register its trademarks or otherwise secure rights in our intellectual property. We expect to continue to expand internationally and, in some foreign countries, the mechanisms to establish and enforce intellectual property rights may be inadequate to protect our technology, which could harm our business.

It is our policy to enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships. No assurance can be given that these agreements will be effective in controlling access to our proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing products that are substantially equivalent or superior to ours. In addition, others may independently discover our trade secrets and confidential information, and in such cases we may not be able to assert any trade secret rights against such parties. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including trademarks. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for services that also address our market. We rely on our brand and trademarks to identify our platform and to differentiate our platform and services from those of our competitors, and if we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion in the market, which could decrease the value of our brand and adversely affect our business and competitive advantages.

Our intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally.

Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy, or otherwise obtain and market or distribute our technology or otherwise develop services with the same or similar functionality as our platform. If our competitors infringe, misappropriate, or otherwise violate our intellectual property rights and we are not adequately protected, or if our competitors are able to develop a platform with the same or similar functionality as ours without infringing our intellectual property, our competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to protect our intellectual property rights due to the cost, time, and distraction of bringing such litigation. Furthermore, if we do decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services, and technology or the enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our platform, prevent or delay introductions of new or enhanced solutions, result in us substituting inferior or more costly technologies into our platform, or injure our reputation. Furthermore, many of our current and potential competitors may have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do.

Intellectual property litigation, including litigation related to content available on our platform, could result in significant costs and adversely affect our business, financial condition, results of operations, and reputation.

Companies in the technology industry are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. We periodically receive notices that claim we have infringed, misappropriated, or misused other parties’ intellectual property rights, including with respect to content made available on our platform by instructors and other third parties. As we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Any intellectual property claims against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our management. Some of our competitors have extensive portfolios of issued patents. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Furthermore, we may not qualify for the safe harbors established by laws in the United States and other countries protecting online service providers from claims related to content posted by users, or those laws could change in a manner making them difficult or impossible to qualify for such protection, increasing our exposure. While our Terms of Use, Instructor Terms and Trust & Safety policies require instructors to respect the intellectual property rights of others, we have limited ability to influence the behavior of third parties, and there can be no assurance that these terms and policies will be sufficient to dissuade or prevent infringing activity by third parties on our platform. For more information, see “—Risks related to our business and operations—We could face liability, or our reputation might be harmed, as a result of courses posted to our platform.”

Any claims successfully brought against us could subject us to significant liability for damages and we may be required to stop using technology or other intellectual property alleged to be in violation of a third party’s rights. We also might be required to seek a license for third-party intellectual property. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our platform.

We use open source software in our platform and expect to continue to use open source software in the future. In addition, we contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses and anticipate continuing to do so in the future. Additionally, under some open source licenses, if we combine our proprietary software with open source software in a certain manner, certain proprietary software (including our own software) or other intellectual property rights could become subject to obligations to be disclosed in source code form and licensed, including for the purpose of enabling further modification and distribution, and at no charge or for only a nominal fee. Third parties may also seek to enforce the terms of the applicable open source license through litigation which, if successful, could subject us to liability and require us to make our proprietary software source code available under an open source license, seek to purchase a license (which, if available, could be costly), and cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. Many of the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. While we try to insulate our proprietary code from the effects of such open source license provisions, we cannot guarantee that we will be successful, that all open source software is reviewed prior to use in our products, that our developers have not incorporated open source software into our products in potentially disruptive ways, or that they will not do so in the future. In addition to risks related to open source license requirements, use of certain open source software may pose greater risks than use of third-party commercial software, since open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, financial condition, and results of operations.

Risks related to financial reporting, taxation, and operations as a public company

We are an emerging growth company, and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

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our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, our stockholders may not have access to certain information that they may deem important. We will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year in which we have at least $1.07 billion in annual revenue;

•	the last day of the fiscal year in which we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

So long as we qualify as an emerging growth company, we may elect not to provide you with certain information that we would otherwise have been required to provide in filings we make with the Securities and Exchange Commission, or the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be adversely affected. Further, we cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile and may decline.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in us and, as a result, lead to a decline in the market price of our common stock.

As a public company, we will be required to comply with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act, among other things, requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers.

Under the Sarbanes-Oxley Act, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K, and, once we cease to be an emerging growth company and if we are deemed to be an accelerated filer or large accelerated filer for purposes of the Exchange Act, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which we anticipate will be costly, challenging, and time consuming. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that we will not be able to conclude, within the prescribed period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of our common stock. In addition, we could be subject to sanctions or investigations by Nasdaq, the SEC, and other regulatory authorities.

Following this offering, we will incur increased costs and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations.

Following this offering, we will incur increased legal, accounting, administrative, and other costs and expenses as a public company that we do not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” As a public company, we will be subject to additional reporting and other obligations, such as the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, and the applicable listing standards of Nasdaq. For example, the Exchange Act requires, among other things, we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, and certain members joined us more recently. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

Unanticipated changes in our effective tax rate and additional tax liabilities, including as a result of our international operations or implementation of new tax rules, could harm our future results of operations.

We are subject to income taxes in the United States and certain foreign jurisdictions, including Brazil, India, Ireland, Japan, and Turkey. Our effective tax rate could be subject to volatility or adversely affected by several factors, many of which are outside of our control, including changes in the mix of earnings and losses in countries with differing statutory tax rates, changes in tax laws, rates, treaties, and regulations or the interpretation of the same, changes to the financial accounting rules for income taxes, the outcome of current and future tax audits, examinations or administrative appeals, certain non-deductible expenses, any decision to repatriate non-U.S. earnings for which we have not previously provided for taxes and the valuation of deferred tax assets and liabilities. Increases in our effective tax rate would reduce profitability or increase losses. Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates. In addition, we are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Changes in tax and trade laws, treaties, or regulations, or their interpretation or enforcement, have become more unpredictable and may become more stringent, which could have a material adverse effect on our tax position. We made significant judgments and assumptions in the interpretation of new laws and in our calculations reflected in our financial statements.

As we expand the scale of our international business activities, any changes in the United States or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations.

On an ongoing basis, we are subject to examination by federal, state, local, and foreign tax authorities on income, employment, sales, and other tax matters. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on our business, financial condition, and results of operations. We believe our income, employment, and transactional tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, but an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period. Certain risks relating to employment taxes and sales taxes are described in more detail under “—Taxing authorities may successfully assert that we have not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes, or employment, payroll, or withholding taxes, and may successfully impose additional obligations on us, and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and results of operations.”

Recently, the Biden administration proposed to adjust the U.S. corporate tax rate, along with other tax measures, such as international business operations reform and/or imposition of a global minimum tax. Many countries and organizations such as the Organization for Economic Cooperation and Development are also actively considering changes to existing tax laws or have proposed or enacted new laws, such as those relating to digital tax, that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results.

Taxing authorities may successfully assert that we have not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes, or employment, payroll, or withholding taxes, and may successfully impose additional obligations on us, and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and results of operations.

The application of non-income, or indirect, taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our financial condition and results of operations.

We are subject to indirect taxes, such as sales, use, value-added, and goods and services taxes, in the United States and other foreign jurisdictions, and we do not collect and remit indirect taxes in all jurisdictions in which we operate on the basis that such indirect taxes are not applicable to us. Certain jurisdictions in which we do not collect and remit such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage learners, instructors, or organizations from using our platform, could increase the cost for consumers using our platform, or could otherwise harm our business, financial condition, and results of operations. Further, even where we are collecting taxes and remitting them to the appropriate authorities, we may fail to accurately calculate, collect, report, and remit such taxes.

Additionally, one or more states, localities, or other taxing jurisdictions may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours. For example, taxing authorities in the United States and other countries have identified e-commerce platforms as a means to calculate, collect, and remit indirect taxes for transactions taking place over the internet, and are considering related legislation. After the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have enacted laws that would require tax reporting, collection, or tax remittance on items sold online, even where the online seller lacks a physical presence or nexus in that state. Requiring tax reporting or collection could decrease learner or instructor activity, which would harm our business. These state laws could require us to incur substantial costs in order to comply, including costs associated with tax calculation, collection, and remittance and audit requirements, which could make our offerings less attractive and could adversely affect our business, financial condition, and results of operations.

Also, tax rules of certain countries, including the United States, generally require payors to report payments to unrelated parties to the applicable taxing authority and to withhold a percentage of certain amounts and remit such amounts to the applicable taxing authority. Failure to comply with such reporting and withholding obligations with respect to payments we make to our instructors could result in the imposition of liabilities for the underwithheld amounts, fines, and penalties. In addition, a tax authority could assert that we should be withholding employment or other taxes from payments to instructors. In 2020, we began approaching the Internal Revenue Service, or the IRS, to address our historical withholding amounts for instructors. Due to our large number of instructors and the amounts paid to each, process failures with respect to these reporting obligations could result in financial liability and other consequences to us if we were unable to remedy such failures in a timely manner.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely affect our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we had federal net operating loss carryforwards, or NOLs, to offset future taxable income of approximately $167.0 million. The $85.4 million of federal NOLs generated in taxable years beginning prior to January 1, 2018 begin expiring in 2030 if not utilized. The $81.6 million of federal NOLs generated in taxable years beginning after December 31, 2017 have an indefinite carryforward period. Realization of these NOLs depends on our future profitability. We have incurred net losses since our inception, and we expect to continue to incur net losses in the near future. As such, there is a risk that our existing NOLs generated before 2018 could expire unused and be unavailable to offset future income tax liabilities if we never achieve profitability. This may require us to pay federal income taxes in future years even if our NOLs were otherwise sufficient to offset our federal taxable income in such years. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. Our NOLs may be similarly impaired under state laws. For example, California recently enacted legislation limiting our ability to use our state NOLs for taxable years 2020, 2021 and 2022. We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of these assets. If our NOLs and other tax attributes expire before utilization or are subject to limitations, our business and financial results could be harmed.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and federal tax credit carryforwards to offset its post-change taxable income, or reduce its federal income tax liability, may be limited. In general, an “ownership change” occurs when there is a cumulative change in our equity ownership by “5 percent shareholders” that exceeds 50 percentage points over a rolling three-year period. We may be limited as to the amount of our current NOLs and tax credit carryforwards that can be utilized each year as a result of previous ownership changes. We have performed a Section 382 study to determine any potential Section 382 limitations on the utilization of our NOLs and tax credit carryforwards and have determined that our company experienced two ownership changes: one in connection with our Series A and A-1 preferred stock offering in September 2011, and another in connection with our Series B preferred stock offering in November 2012. We have estimated that the gross U.S. federal NOLs from 2010 to 2012 that would be subject to limitation are approximately $3.6 million. If it is determined that we have in the past experienced additional ownership changes, or if we experience one or more ownership changes as a result of this offering, future transactions in our stock, some of which are outside our control, or both, our ability to use our NOLs and federal tax credit carryforwards to reduce future taxable income and liabilities may be further limited. Similar limitations may apply under state tax laws.

Our results of operations, which we report in U.S. dollars, could be adversely affected if currency exchange rates fluctuate substantially in the future.

We conduct our business across more than 180 countries around the world. As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. This exposure is the result of selling in multiple currencies and operating in foreign countries where the functional currency is the local currency. In 2020, 43% of our sales were denominated in currencies other than U.S. dollars, including euros, Indian rupees, British pounds sterling, Brazilian reais, and Japanese yen. Our expenses, by contrast, are primarily denominated in U.S. dollars. As a result, any increase in the value of the U.S. dollar against these foreign currencies could cause our revenue to decline relative to our costs, thereby decreasing our gross margins. Because we conduct business in currencies other than U.S. dollars, but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our results of operations. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

Our reported financial results may be adversely affected by changes in generally accepted accounting principles.

Generally accepted accounting principles are subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

Risks related to ownership of our common stock

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

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failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new services or platform features;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	actual or perceived privacy or security breaches or other incidents;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, services, or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in our management;

•	general economic conditions and slow or negative growth of our markets;

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other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, or responses to these events; and

•	our anticipated uses of net proceeds from this offering.

Moreover, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

In addition, the cornerstone investor has indicated an interest in purchasing an aggregate of up to $75.0 million in shares of our common stock offered in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor may decide to purchase more, less or no shares of our common stock in this offering, or the underwriters may decide to sell more, less or no shares of our common stock in this offering to the cornerstone investor. If the cornerstone investor is allocated all or a portion of the shares in which they have indicated an interest in this offering or more, and purchase any such shares, such purchase could reduce the available public float for our shares if the cornerstone investor holds such shares long term, though the cornerstone investor is not obligated to do so.

An active trading market for our common stock may not develop or be sustained, and you may not be able to sell your shares at or above the initial public offering price, or at all.

Prior to this offering, there has been no public market for our common stock. Although we expect that our common stock will be approved for listing on Nasdaq, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. This initial public offering price may vary from the market price of our common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchased our common stock in this offering, at the initial public offering price of $28.00 per share, you would experience an immediate dilution of $25.58 per share, the difference between the price per share you pay for our common stock and our pro forma net tangible book value per share as of June 30, 2021, after giving effect to the issuance by us of 14,500,000 shares of our common stock in this offering. See “Dilution” for additional information.

A significant portion of our common stock is restricted from immediate resale but may be sold into the market in the near future, which could depress the market price of our common stock.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that such sales could occur. Upon the closing of this offering, we will have approximately 137,427,466 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. All of the shares of common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act.

All of our executive officers and directors and the holders of substantially all of our equity securities are subject to lock-up agreements with the underwriters of this offering that restrict the equityholders’ ability to transfer shares of our common stock for a restricted period of up to 180 days from the date of this prospectus, subject to earlier release under certain conditions described therein. See “Shares eligible for future sale” and “Underwriters” for additional information.

Subject to the restrictions under Rule 144 under the Securities Act, 123,438,555 shares of common stock outstanding after this offering will be eligible for resale 180 days after the date of this prospectus upon the expiration of lock-up agreements or other contractual restrictions. In addition, at any time with or without public notice, Morgan Stanley & Co. LLC may in its discretion release shares subject to such lock-up agreements prior to the expiration of the restricted period. If such a release is granted to one of our directors, officers or holders of 4% or more of our outstanding common stock, then our 5% stockholders (as identified elsewhere in this prospectus) will be released from such restriction on a pro-rata basis, subject to certain exceptions set forth in the lock-up agreements. See “Shares eligible for future sale” and “Underwriters” for additional information. As these resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

In addition, based on our capitalization as of June 30, 2021, 20,173,022 shares issuable upon exercise of outstanding options will also be eligible for sale upon expiration of the restricted period, which excludes 103,663 outstanding stock appreciation rights that will be settled in cash upon exercise. We intend to register all of the shares underlying outstanding options and any shares underlying other equity incentives we may grant in the future for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance to the extent permitted by any applicable vesting requirements and the lock-up agreements described above. Sales of stock by these stockholders or the perception that such sales could occur could adversely affect the trading price of our common stock.

Holders of 109,132,406 shares of our common stock have registration rights. For more information, see “Description of capital stock—Registration rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act, which are subject to the limitations of Rule 144. Sales of securities by any of these stockholders or the perception that such sales could occur could adversely affect the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution to our stockholders and cause the price of our common stock to decline.

We may issue additional common stock, convertible securities, or other equity following the completion of this offering. We also expect to issue common stock to our employees, directors, and other service providers pursuant to our equity incentive plans. Such issuances will be dilutive to investors and could cause the price of our common stock to decline. New investors in such issuances could also receive rights senior to those of holders of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our industry, or if they change their recommendation regarding our common stock adversely, the market price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our common stock to decline.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any dividends to holders of our capital stock in the foreseeable future. Consequently, stockholders must rely on sales of their shares of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

We have broad discretion over the use of net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.

Our directors, executive officers, and principal stockholders beneficially own a substantial percentage of our common stock and will be able to exert significant control over matters subject to stockholder approval.

After this offering, our directors, executive officers, and holders of more than 5% of our outstanding common stock, together with their respective affiliates, will beneficially own shares representing approximately 62% of our outstanding common stock, or 61% of our common stock if the underwriters exercise their option to purchase additional shares in full. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws might delay, discourage or prevent a merger, tender offer or proxy contest, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, or the DGCL, may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make any acquisition of our company more difficult or delay or prevent changes in control of our management. Among other things, these provisions will:

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	authorize our board of directors to issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies on our board of directors and all newly created directorships may only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director, except as otherwise required by law, our governing documents or resolution of our board of directors, and subject to the rights of the holders of our preferred stock;

•	establish that our board of directors is divided into three classes, with each class serving staggered three-year terms;

•

provide that a director may only be removed from the board of directors by the stockholders for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock entitled to vote in the election of directors;

•

prohibit cumulative voting (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;

•

provide that special meetings of our stockholders may be called only by the board of directors acting pursuant to a resolution adopted by the majority of the entire board of directors, the Chairperson of the board of directors, our Chief Executive Officer or our President;

•

provide that, unless we otherwise consent in writing, a state or federal court located within the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws, or (4) any action asserting a claim against us governed by the internal affairs doctrine;

•	provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; and

•	require a super-majority vote of stockholders to amend some of the provisions described above.

These provisions, alone or together, could delay, discourage, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will provide, to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees and, in turn, discourage lawsuits against our directors, officers, or employees.

Our amended and restated bylaws will provide that, to the fullest extent permitted by applicable law and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers, or other employees to us or our stockholders; any action arising pursuant to any provision of the DGCL, our certificate of incorporation, or our bylaws; and any other action asserting a claim that is governed by the internal affairs doctrine. This exclusive forum provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Our amended and restated bylaws will also provide that, to the fullest extent permitted by applicable law and unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court and certain other state courts have ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This exclusive federal forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders, or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders, and other employees. Alternatively, if a court were to find either exclusive forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, development plans, expected research and development costs, as well as plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our expectations regarding our financial and operating performance, including our expectations regarding our revenue, costs, monthly average buyers, number of UB customers, UB Annual Recurring Revenue, UB Net Dollar Retention Rate, Segment Revenue, Segment Gross Profit Margin, Adjusted EBITDA, and Adjusted EBITDA Margin;

•	our ability to successfully execute our business and growth strategy;

•	our ability to attract and retain learners, instructors, and enterprise customers;

•

the timing and success of new features, integrations, capabilities, and other platform enhancements by us, or by our competitors to their offerings, or any other changes in the competitive landscape of our markets and industry;

•	anticipated trends, developments, and challenges in our industry, business, and the markets in which we operate;

•	the size of our addressable markets, market share, and market trends, including our ability to grow our business internationally;

•	the effects of the COVID-19 pandemic on our business, the market for online learning solutions, and the global economy generally;

•	the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;

•	our ability to develop and protect our brand and reputation;

•	our expectations and management of future growth;

•	our expectations concerning relationships with third parties;

•	our ability to attract, retain, and motivate our skilled personnel, including members of our senior management team;

•	our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation and privacy, data protection, and cybersecurity;

•	our ability to maintain the security and availability of our platform;

•	our ability to successfully defend litigation brought against us;

•	our ability to successfully identify, execute, and integrate any potential acquisitions;

•	our expectations regarding our income and other tax liabilities;

•	our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates;

•	our ability to obtain, maintain, protect, and enforce our intellectual property and proprietary information;

•	the increased expenses associated with being a public company; and

•	our intended use of the net proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate, and financial trends that we believe may affect our business, financial condition, results of operations, and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties, and assumptions described in “Risk factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events, or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Market, industry, and other data

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies, and our internal sources and estimates. In some cases, we do not expressly refer to the sources from which this information derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special note regarding forward-looking statements” for additional information.

Among others, we refer to estimates and other information compiled by the following sources:

•	Arizton, a market research and intelligence company;

•	SIL International, a non-profit linguistics research organization;

•	HolonIQ, a company that provides market intelligence research on the global education market; and

•	The World Economic Forum, an international non-governmental organization.

This prospectus contains references to an ESG Risk Rating developed by Sustainalytics, a Morningstar company. The ESG Risk Rating is published on Sustainalytics’ website; however, the ESG Risk Rating should not be considered an offer to buy a security or investment advice, and neither the ESG Risk Rating nor any other information provided by Sustainalytics as part thereof should be considered as being a statement, representation, warranty, or argument either in favor or against the truthfulness, reliability, or completeness of any facts or statements that we have made available to Sustainalytics for the purpose of the ESG Risk Rating, in light of the circumstances under which such facts or statements have been presented. The ESG Risk Rating, in particular the images, text, and graphics contained therein, and the layout and company logo of Sustainalytics and/or Morningstar are protected under copyright and trademark law, all rights reserved. The use of the ESG Risk Rating and the information included therein is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers. Information contained on, or that can be accessible through, Sustainalytics’ website is not a part of this prospectus and the inclusion of their website address in this prospectus is an inactive textual reference only.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $377.5 million, or approximately $435.0 million if the underwriters exercise their option to purchase additional shares in full, based upon the assumed initial public offering price of $28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $28.00 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $13.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $26.5 million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock, and facilitate our future access to the public capital markets.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering.

Accordingly, we will have broad discretion in using these proceeds. Pending their use, we intend to invest the net proceeds of this offering primarily in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 85,403,933 shares of common stock immediately prior to the completion of this offering and (2) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (1) the pro forma adjustments set forth above and (2) our issuance and sale of 14,500,000 shares of common stock in this offering at the assumed initial public offering price of $28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth below is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus, as well as in “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of June 30, 2021
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands, except per share amounts)

Cash and cash equivalents	$163,198	$163,198	$540,981

Redeemable convertible preferred stock, $0.00001 par value, 86,348,646 shares authorized; 85,403,933 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	274,267	—	—

Stockholders’ (deficit):

Common stock, $0.00001 par value; 150,000,000 shares authorized, 37,523,533 shares issued and outstanding, actual; 950,000,000 shares authorized, 122,927,466 shares issued and outstanding, pro forma; 950,000,000 shares authorized, 137,427,466 shares issued and outstanding, pro forma as adjusted	—	1	1

Preferred stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—

Additional paid-in capital	141,112	415,378	792,848

Accumulated deficit	(407,883)	(407,883)	(407,883)

Total stockholders’ (deficit) equity	(266,771)	7,496	384,966

Total capitalization	$7,496	$7,496	$384,966

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $13.7 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $26.5 million, assuming the assumed initial public offering price of $28.00 per share, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization as of June 30, 2021, would be $598.5 million, $850.4 million, $442.5 million, and $442.5 million, respectively.

The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted in the table above is based on 122,927,466 shares of our common stock outstanding as of June 30, 2021, and excludes:

•

20,173,022 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2021 with a weighted-average exercise price of $7.39 per share, which excludes 103,663 stock appreciation rights outstanding that will be settled in cash upon exercise;

•

772,900 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan, as amended, or our 2010 Plan, as of June 30, 2021, and an additional 850,000 shares of common stock reserved for future issuance under our 2010 Plan after June 30, 2021 provided that we will cease granting awards under our 2010 Plan upon the effectiveness of our 2021 Equity Incentive Plan, or our 2021 Plan;

•	13,800,000 shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering;

•	2,800,000 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or our 2021 ESPP, which will become effective in connection with this offering;

•	61,300 shares of common stock issued by us in August 2021 to a former stockholder of CorpU in connection with our acquisition of CorpU;

•	1,773,605 stock options to purchase shares of common stock granted after June 30, 2021 with a weighted-average exercise price of $34.14 per share; and

•	782,746 shares of common stock issued upon the exercise of stock options after June 30, 2021 with a weighted-average exercise price of $4.31 per share.

Our 2021 Plan and our 2021 ESPP each will provide for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan will also provide for increases to the number of shares that may be granted thereunder based on awards under our 2010 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in “Executive compensation—Employee benefit and stock plans.”

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2021 was $(320.9) million, or $(8.55) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock, which is not included within our stockholders’ (deficit) equity. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of June 30, 2021.

Our pro forma net tangible book value (deficit) as of June 30, 2021 was $(46.6) million, or $(0.38) per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2021, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of June 30, 2021 into an aggregate of 85,403,933 shares of our common stock immediately prior to the completion of this offering as if such conversion had occurred on June 30, 2021.

After giving further effect to our sale of 14,500,000 shares of common stock in this offering at the assumed initial public offering price of $28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $333.1 million, or approximately $2.42 per share. This represents an immediate increase in pro forma net tangible book value per share of approximately $2.80 to our existing stockholders and an immediate dilution in pro forma net tangible book value per share of approximately $25.58 to investors purchasing shares of common stock in this offering.

Dilution per share to investors purchasing shares of common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$28.00
Historical net tangible book value (deficit) per share as of June 30, 2021	$(8.55)

Pro forma increase in net tangible book value per share as of June 30, 2021	$8.17

Pro forma net tangible book value per share as of June 30, 2021	$(0.38)

Increase in pro forma net tangible book value per share attributable to investors purchasing shares of common stock in this offering	$2.80	$2.42

Pro forma as adjusted net tangible book value per share

Dilution per share to investors participating in this offering		$25.58

Each $1.00 increase or decrease in the assumed initial public offering price of $28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by approximately $0.10 per share and the dilution to investors purchasing shares of common stock in this offering by approximately $0.90 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value per share after this offering by approximately $0.17 and decrease the dilution per share to investors purchasing shares of common stock in this offering by approximately $0.17, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each decrease of 1.0 million shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $0.18 and increase the dilution per share to investors purchasing shares of common stock in this offering by approximately $0.18, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 2,175,000 additional shares of common stock in this offering in full at the assumed initial public offering price of $ 28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be approximately $2.80 per share, and the dilution per share to investors purchasing shares of common stock in this offering would be approximately $25.20 per share.

The following table summarizes, on the pro forma as adjusted basis described above, as of June 30, 2021, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the weighted-average price per share paid, or to be paid, by existing stockholders and by investors purchasing shares in this offering at the assumed initial public offering price of $28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Weighted- average price per share
(dollar amounts in thousands, except per share amounts)	Number	Percent	Amount	Percent

Existing stockholders before this offering	122,927,466	89.4%	$309,645,203	43.3%	$2.52

Investors purchasing shares in this offering	14,500,000	10.6%	406,000,000	56.7%	$28.00

Total	137,427,466	100%	$715,645,203	100%	$5.21

The table above assumes no exercise of the underwriters’ option to purchase 2,175,000 additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 88.1% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by investors purchasing shares of common stock in the offering would be increased to 11.9% of the total number of shares outstanding after this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $28.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by investors purchasing shares in this offering by approximately $14.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid by investors purchasing shares in this offering by approximately $28.0 million, assuming no change in the assumed initial public offering price.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 122,927,466 shares of our common stock outstanding as of June 30, 2021, and excludes:

•

20,173,022 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2021 with a weighted-average exercise price of $7.39 per share, which excludes 103,663 stock appreciation rights outstanding that will be settled in cash upon exercise;

•

772,900 shares of common stock reserved for future issuance under our 2010 Plan as of June 30, 2021, and an additional 850,000 shares of common stock reserved for future issuance under our 2010 Plan after June 30, 2021 provided that we will cease granting awards under our 2010 Plan upon the effectiveness of our 2021 Plan;

•	13,800,000 shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering;

•	2,800,000 shares of common stock reserved for future issuance under our 2021 ESPP, which will become effective in connection with this offering;

•	61,300 shares of common stock issued by us in August 2021 to a former stockholder of CorpU in connection with our acquisition of CorpU;

•	1,773,605 stock options to purchase shares of common stock granted after June 30, 2021 with a weighted-average exercise price of $34.14 per share; and

•	782,746 shares of common stock issued upon the exercise of stock options after June 30, 2021 with a weighted-exercise price of $4.31 per share.

Our 2021 Plan and our 2021 ESPP each will provide for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan will also provide for increases to the number of shares that may be granted thereunder based on awards under our 2010 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in “Executive compensation—Employee benefit and stock plans.”

To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, there will be further dilution to investors purchasing shares of common stock in this offering.

Selected consolidated financial and other data

The following tables summarize our selected consolidated financial and other data for the periods and as of the dates indicated. We have derived our selected consolidated statements of operations data for the years ended December 31, 2019 and 2020, and the consolidated balance sheet data as of December 31, 2019 and 2020, from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2020 and 2021, and the selected consolidated balance sheet data as of June 30, 2021, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on a basis substantially consistent with our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020, and the unaudited interim consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the financial information set forth in those unaudited interim consolidated financial statements. You should read the following selected consolidated financial and other data together with our audited consolidated financial statements and unaudited interim consolidated financial statements and the related notes appearing elsewhere in this prospectus and the information in “Management’s discussion and analysis of financial condition and results of operations.” Our historical and interim results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Year ended December 31,		Six months ended June 30,
	2019	2020	2020	2021

	(in thousands, except share and per share amounts)		(in thousands, except share and per share amounts)

Consolidated statements of operations data:

Revenues	$276,327	$429,899	$201,368	$250,643

Cost of revenues(1)	143,510	209,253	104,670	113,916

Gross profit	132,817	220,646	96,698	136,727

Operating expenses:

Sales and marketing(1)	126,436	192,600	96,176	104,141

Research and development(1)	34,379	50,643	24,295	30,196

General and administrative(1)	40,033	50,783	26,035	29,802

Total operating expenses	200,848	294,026	146,506	164,139

Operating loss	(68,031)	(73,380)	(49,808)	(27,412)

Other income (expense), net:

Interest income (expense), net	87	(1,146)	(1,014)	(391)

Other income (expense), net	(384)	55	138	(518)

Total other income (expense), net	(297)	(1,091)	(876)	(909)

Net loss before taxes	(68,328)	(74,471)	(50,684)	(28,321)

Income tax provision	(1,375)	(3,149)	(1,766)	(1,059)

Net loss	(69,703)	(77,620)	(52,450)	(29,380)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.57)	$(2.33)	$(1.63)	$(0.80)

Weighted-average shares used to calculate net loss per share attributable to common stockholders - basic and diluted(2)	27,096,379	33,384,438	32,104,638	36,726,992

Pro forma net loss per share attributable to common stockholders—basic and diluted(2)		$(0.65)		$(0.24)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders—basic and diluted(2)		118,775,776		122,130,925

(1)	Stock-based compensation expense included in the consolidated statements of operations data above was as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021

Cost of revenues	$299	$418	$191	$537

Sales and marketing	3,001	7,518	5,422	3,636

Research and development	2,357	5,232	3,184	3,142

General and administrative	3,306	18,450	11,806	9,169

Total stock-based compensation expense	$8,963	$31,618	$20,603	$16,484

(2)

See Note 2 and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted and the weighted-average shares used to compute these amounts. Pro forma basic net loss per share attributable to common stockholders, basic and diluted is computed to give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 85,391,338 and 85,403,933 shares of common stock immediately prior to the completion of this offering, as of December 31, 2020 and June 30, 2021, respectively, with the June 30, 2021 balance representing the common stock amount immediately prior to the completion of this offering. Incremental stock-based compensation incurred in connection with the completion of this offering is immaterial.

	As of December 31,		As of June 30,
	2019	2020	2021

	(in thousands)

Consolidated balance sheet data:

Total current assets	$84,380	$236,964	$233,523

Total assets	117,302	282,096	286,668

Total current liabilities	183,899	263,813	273,656

Total liabilities	187,247	268,677	279,172

Redeemable convertible preferred stock	155,645	274,104	274,267

Additional paid-in capital	75,293	117,818	141,112

Accumulated deficit	(300,883)	(378,503)	(407,883)

Total revenue

By quarter

$ in millions
Consumer
Udemy Business
$73
$64
$65
$75
$92
$110
$118
$110
$125
$126
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

udemy

Borderless marketplace for the world's learners

Visitor traffic

During Q1 and Q2 2021

No visitors | 1-250,000 | 250,000-1,000,000 | 1,000,000-2,500,000 | 2,500,000-5,000,000 | 5,000,000-11,160,000

Cumulative learners

17M
19M
20M
22M
25M
28M
32M
35M
38M
41M
44M
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risk and uncertainties described under “Risk factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements. This discussion and analysis of our financial condition and results of operations has been updated for the immaterial restatement referenced in Note 15 to the consolidated financial statements included elsewhere in this prospectus.

Overview

Our mission is to create new possibilities for people and organizations everywhere by connecting them to the knowledge and skills they need to succeed in a changing world. Our marketplace platform, with thousands of up-to-date courses in dozens of languages, provides the tools that learners, instructors, and organizations need to achieve their goals and reach their full potential.

We believe traditional education and training methods are fast becoming outdated. Technological advancements and novel industries have significantly altered the types of skills required of workers, and lifelong training and continuous skills acquisition are becoming the norm. There is a clear need to expand access to learning across traditional barriers such as geography and social demographics.

Udemy operates a two-sided marketplace where our instructors develop content to meet learner demand. Courses can be accessed through our direct-to-consumer or Udemy Business, or UB, offerings. Our platform provides over 44 million learners with access to over 183,000 courses in 75 languages and over 180 countries. Since inception, more than 73 million users have registered with Udemy.

Udemy courses address learning objectives such as reskilling or upskilling in technology and business, enhancing soft skills, and personal development. We analyze platform data to better determine our learners’ needs, helping us match individuals with relevant courses and, within UB, learning paths for a more personalized experience. Our learners also receive access to interactive learning tools such as quizzes, exercises, and instructor questions-and-answers, or Q&A.

Within our marketplace and UB catalog, we provide learners with high-quality content by prioritizing courses based on factors such as learner feedback and ratings, topic relevance, content quality, and instructor engagement.

Our business has experienced rapid growth. From 2019 to 2020, our revenue grew 56% to $429.9 million, which includes over 100% growth in enterprise revenue, although we incurred net losses of $69.7 million and $77.6 million during 2019 and 2020, respectively. From the six months ended June 30, 2020 to the six months ended June 30, 2021, our revenue grew 24% to $250.6 million, which includes 79% growth in enterprise revenue, although we incurred net losses of $52.5 million and $29.4 million during the six months ended June 30, 2020 and 2021, respectively. As of December 31, 2020 and June 30, 2021, we had an accumulated deficit of $378.5 million and $407.9 million, respectively.

Our business model

Our platform allows learners all over the world to access a wide breadth of affordable and relevant content from over 65,000 instructors, many of which are subject-matter experts in their field and/or experienced industry practitioners. We combine high-quality content, insights and analytics, and technology into a single, unified platform that is purpose-built to meet the specific needs of both consumers and enterprises. Our consumer segment targets individual learners seeking to obtain hands-on learning, gain valuable job skills to advance their professional careers, or learn a new personal skill through our consumer offering. Our enterprise segment focuses on helping business and government customers upskill and reskill their employees and public servants through our UB offering.

Consumer. Consumer learners come to Udemy for relevant, affordable, and high-quality content. Our global platform helps address the learning objectives of over 41 million consumer learners, which include reskilling or upskilling, enhancing soft skills, and personal enhancement. Consumer learners can purchase lifetime access to individual courses on our online platform or they can subscribe to a consumer subscription offering. We analyze data gathered on our platform to better determine our learners’ most relevant needs, helping us match them with relevant courses and learning paths, driving higher satisfaction. Learners from across the world have access to global and local instructors, providing learning skills that may be unique to their particular geographies. Once a learner enrolls in a course, we strive to provide an effective learning experience through assessments, labs, Q&As, and interactive exercises.

Substantially all of our consumer revenue is derived from consumer learners’ enrollment to individual courses on our online platform. Our payment terms generally require advance payment through the use of a credit card. Once a successful course enrollment purchase transaction is completed, we grant the learner lifetime access to the purchased course content on the online platform, which can be accessed and consumed by the learners on an on-demand basis even if an instructor later unpublishes the course. We recognize consumer revenue for single course purchases ratably over an estimated four-month service period for a learner’s consumption of marketplace course content.

In 2019 and 2020, 82% and 76%, respectively, of our revenue was derived from our consumer offering. For the six months ended June 30, 2020 and 2021, 78% and 69%, respectively, of our revenue was derived from our consumer offering.

Udemy Business. UB helps over 8,600 global customers, including companies, non-profit organizations and government agencies, achieve the learning needs of their talent bases, drawn by the real-world expertise and experience of our instructors. Out of our platform’s deep content catalog, we have curated over 11,000 of the most highly engaging and relevant courses, purposely selected to meet the needs and standards of these companies, organizations and agencies. We undergo a rigorous selection process across a wide set of criteria in determining the courses that will be offered as part of our UB offerings, including learner feedback and rating, relevancy of topic covered, quality of the content, and instructor experience.

Revenue from our UB offering is derived from the sale of subscriptions to our UB customers, which provide on-demand access to a catalog of courses over a subscription term, as well as additional features and functionalities such as single sign-on, analytics and strategic learning path management functionality. The majority of our customers subscribe to our UB offering through one-year contracts, although a growing number of our customers subscribe through multi-year contracts. Subscription fees are primarily based on the number of license seats. We source our customer leads through a combination of field marketing and leveraging our existing learner base. Our growing consumer learner base and course offerings allow us to identify customer prospects, provide data and insights, increase operating scale, improve search engine optimization performance and provide an effective and efficient way to identify quality courses for our UB offerings. We sell subscriptions to our platform to customers primarily through our direct sales team, who identify and engage with potential customers. Once a customer has adopted our platform, we focus not only on driving continued use of our offerings by that customer, but also expanding the relationship by increasing the number of license seats sold to that customer.

In 2019 and 2020, 18% and 24%, respectively, of our revenue was derived from our UB offering. For the six months ended June 30, 2020 and 2021, 22% and 31% of our revenue was derived from our UB offering.

Key business metrics

In addition to the measures presented in our consolidated financial statements, we use the key business metrics identified below to help us assess the health of our community, evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Monthly average buyers

A buyer is a consumer who purchases a course or subscription through our direct-to-consumer offering. Monthly average buyers is calculated as the average of monthly buyers during a particular period, such as a fiscal year. Our monthly average buyer count is not intended as a measure of active engagement, as not all buyers are active at any given time or over any given period. We believe that the number of monthly average buyers in a given period is an important indicator of the growth of our business and potential future revenue trends. For the years ended December 31, 2019 and 2020, we had 962 and 1,439 thousand monthly average buyers, respectively. For the six months ended June 30, 2020 and 2021, we had 1,521 and 1,364 thousand monthly average buyers, respectively.

Udemy Business customers

We count the total number of UB customers at the end of each period. To do so, we generally count unique customers using the concept of a domestic ultimate parent, defined as the highest business in the family tree that is in the same country as the contracted entity. In some cases, we deviate from this methodology, defining the contracted entity as a unique customer despite existence of a domestic ultimate parent. This often occurs where the domestic ultimate parent is a financial owner, government entity, or acquisition target where we have contracted directly with the subsidiary. We define a UB customer as a customer who purchases Udemy via our direct sales force, reseller partnerships or through our self-service platform. We believe that the number of UB customers and our ability to increase this number is an important indicator of the growth of our UB and future revenue trends. As of December 31, 2019 and 2020, we had 5,174 and 7,300 UB customers, respectively. As of June 30, 2020 and 2021, we had 6,396 and 8,669 customers, respectively.

Udemy Business Annual Recurring Revenue

We disclose our UB Annual Recurring Revenue, or ARR, as a measure of our enterprise revenue growth. ARR represents the annualized value of our UB customer contracts on the last day of a given period. Only revenue from closed UB contracts with active seats as of the last day of the period are included. As of December 31, 2019 and 2020, our ARR was $75.1 million and $137.6 million, respectively. As of June 30, 2020 and 2021, our ARR was $100.8 million and $181.9 million, respectively.

Udemy Business Net Dollar Retention Rate

We disclose our UB Net Dollar Retention Rate, or NDRR, as a measure of our enterprise revenue growth. We believe NDRR is an important metric that provides insight into the long-term value of our subscription agreements and our ability to retain, and grow revenue from, our UB customers. To calculate NDRR, we begin with UB customers who are active at the beginning of a twelve-month period. Then, we divide the ending annualized recurring revenue, or ARR, for those same UB customers at the end of the twelve-month period by the total ARR for those UB customers at the beginning of that twelve-month period. We calculate ARR as the total annualized run-rate revenue of all UB customers with active licenses on the last day of a given period. Our NDRR is expected to fluctuate in future periods due to a number of factors, including the growth of our revenue base, the penetration within our learner base, expansion of products and features, and our ability to retain our UB customers. As of December 31, 2019 and 2020, our NDRR was 132% and 118%, respectively. As of June 30, 2020 and 2021, our NDRR was 123% and 121%, respectively.

Segment Revenue and Segment Gross Profit

Our revenue is generated from our consumer and UB offerings, each of which is an individual segment of our business. Segment Revenue represents the revenue recognized from each of these offerings and is a key measure of the performance of our platform, and in turn drives our financial performance. We also monitor Segment Gross Profit as a key metric to help evaluate the financial performance of our individual segments and our business as a whole. Segment Gross Profit is defined as Segment Revenue less Segment Costs of Revenue, which include content costs, hosting and platform costs, customer support services, and payment processing fees that are allocable to each segment. Segment Gross Profit excludes amortization of capitalized software, depreciation, and stock-based compensation allocated to cost of revenues as our chief operating decision maker does not include the information in his measurement of the performance of the operating segments. Content costs, which are payments made to our instructors, are the largest individual component of Segment Cost of Revenue. We expect to increase the percentage of our revenue derived from our enterprise segment over time, which we expect will improve our gross margins.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021

Segment Revenue and Segment Gross Profit	(in thousands)		(in thousands)

Consumer Segment Revenue	$225,500	$326,454	$157,257	$171,837

Consumer Segment Gross Profit	106,831	160,650	71,394	90,474

Enterprise Segment Revenue	50,827	103,445	44,111	78,806

Enterprise Segment Gross Profit	31,921	67,926	29,070	51,393

Key factors affecting our performance

We believe that the growth of our business and our future success are dependent upon many factors. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

Ability to attract and engage new learners and Udemy Business customers

To grow our business, we must attract new learners and UB customers efficiently and increase engagement on our platform over time. From inception through June 30, 2021, we registered over 44 million learners from more than 180 countries, attracted over 8,600 UB customers, and facilitated 594 million course enrollments. We added over 13 million new learners during 2020, representing annual growth of our total learner base of 53%. We added over 7 million and over 6 million new learners during the six months ended June 30, 2020 and 2021, respectively. We added fewer new learners during the six months ended June 30, 2021 in comparison to the same period in the prior period due to accelerated growth in the number of learners and UB customers as a result of the COVID-19 pandemic in the second quarter of 2020.

We acquire a substantial portion of our learners via organic channels and also use paid marketing to further enhance the growth of our learner base. Our organic channels include those outside of our paid market efforts, such as a Udemy brand name internet search. Once we bring new learners onto our platform, we work to create a best-in-class experience to encourage engagement and drive learning and career outcomes.

Ability to retain and expand our existing learner and customer relationships

Our efforts to grow our existing relationships with our consumer learners are focused on increasing their engagement and converting free learners into buyers. New learners to our platform typically begin to engage with our free courses, which serve as a funnel to grow our total learner base and drive referrals to our paid other offerings. 83% of consumer learner course enrollments on our platform were free, resulting in 456 million cumulative free course enrollments and over 28 million hours of free courses consumed. We constantly analyze data gathered on our platform to better determine our learners’ most relevant needs, which helps us match learners with relevant courses and learning paths, driving higher satisfaction, increasing enrollments, and converting learners into buyers. We highlight key features that encourage conversion to our paid offerings through our marketing efforts, which include campaigns targeting existing learners, personalized recommendations, and performance marketing across leading social media platforms. Once a learner enrolls in a course, we strive to provide an effective learning experience through labs, and the ability for learners to communicate with instructors for expedient answers to their questions and through interactive exercises.

Our efforts to grow our UB offering are focused primarily on corporate and government customers. We deploy a land-and-expand strategy with our UB customers that focuses on acquiring new customers and efficiently growing our relationships with existing customers, beginning with either individual users or departmental deployments. Historically, we have expanded from individual to department to multi-department to enterprise-wide sales as our value is proven. Building upon this success, we believe a significant opportunity exists for us to acquire new UB customers and expand our existing UB customers’ use of our platform by identifying new use cases and increasing the size of existing deployments.

We often enter into customized contractual arrangements with our UB customers in which we offer more favorable pricing terms in exchange for larger total contract values that accompany larger deployments. As we drive a greater portion of our revenue through our deployments with UB customers, we expect that our revenue will continue to grow significantly, but the price we charge UB customers per seat may decline, which could reduce margins in the future. Our business and results of operations will depend on our ability to continue to drive higher usage of our platform within our existing customer base and our ability to add new customers.

Ability to source in-demand content from our instructors

We believe that learners and UB customers are attracted to Udemy largely because of the high quality and wide selection of content our instructors offer. Continuing to source in-demand content and credentials from our instructors will be an important factor in attracting learners and UB customers and growing our revenue over time.

As of June 30, 2021, we attracted over 65,000 instructors from around the world to our platform. Instructors share their knowledge on Udemy for a myriad of reasons, from financial to brand-building to giving back. We believe instructors are attracted to Udemy because we offer access to a global market with over 44 million learners. Our model allows instructors who elect to charge for courses to share directly in the economic upside of the course content they contribute and the growth of our platform. We have an aligned incentive model where payments to instructors are proportional to course sales on our platform. In 2020, our paid instructors earned $161.4 million from Udemy for their courses, with average paid instructor earnings of $2,950 and over 9,000 global instructors receiving more than $1,000 in earnings. In the six months ended June 30, 2021, our paid instructors earned $86.8 million from Udemy for their courses, with average paid instructor earnings of $1,574 and over 6,000 global instructors receiving more than $1,000 in earnings. The breadth of instructors and courses contributes to the wide variety of content topics available on our platform, as well as meaningful depth within most content categories. We believe that this combination of breadth and depth helps foster competition and choice on our platform and attracts learners and enterprise customers. We enable instructors to innovate and engage on our platform by giving instructors proprietary tools including marketplace insights, the ability to review feedback from learners, and dashboards to help generate more relevant content and manage their brand and course marketing. When we offer content as part of the UB and consumer subscription offerings, our instructors agree to contribute such content exclusively through our platform, as discussed elsewhere in this prospectus, which we believe demonstrates our ability to increase the value of our platform through unique content. We experienced minimal turnover among top instructors in 2019, 2020, and the six months ended June 30, 2021.

Impact of mix of consumer and enterprise segments

Our mix of business among our consumer and enterprise segments is shifting, and this shift will affect our financial performance. We incur content costs in the form of payments to our instructors, generally determined as a percentage of total revenue generated from their content. These costs totaled $109.2 million in 2019, $161.4 million in 2020, and $81.1 million and $86.7 million in the six months ended June 30, 2020 and 2021, respectively, or 40%, 38%, 40%, and 35% of total revenue, respectively. Content costs, which are included in our cost of revenue, vary significantly for our different offerings. For our enterprise segment, content costs are incurred based on a percentage of total subscription revenue which is allocated to instructors pro rata based on consumption of their content. Content costs in our consumer segment were historically primarily driven by whether the learner is acquired organically, through Udemy’s marketing efforts, or by an instructor coupon. Beginning in May 2021, content costs for our consumer segment will be the same whether learners are acquired organically or through Udemy’s marketing efforts. Content costs historically have been and will continue to be substantially highest for learners acquired by instructor coupon compared to learners acquired through Udemy’s marketing efforts. Content costs for our enterprise segment are lower relative to our consumer segment. The mix of customer acquisition methods in our consumer segment will substantially impact our financial performance. In 2020, content costs as a percentage of revenue were 42% for our consumer segment and 25% for our enterprise segment. In the six months ended June 30, 2021, content costs as a percentage of revenue were 39% for our consumer segment and 25% for our enterprise segment. We presently expect that revenue from our enterprise segment will grow faster than our consumer segment, which will be beneficial to our overall margins.

Ability to expand our international footprint

We generated 59% and 61% of our revenue outside North America in 2019 and 2020, respectively, and 60% and 61% during the six months ended June 30, 2020 and 2021, respectively. We see a significant opportunity to expand our offerings into regions with large underserved adult learning populations. We have invested, and plan to continue to invest, in personnel and marketing efforts to support our international growth and expand our international operations as part of our strategy to grow our customer and learner base, particularly among our UB customers.

Our investment in growth

We are actively investing in our business as we believe that we are only beginning to penetrate our market opportunity, and we intend to continue to invest in our future growth. We anticipate that our operating expenses will increase as we continue to build our sales and marketing efforts, expand our course catalog, expand our employee base, and invest in our technology development. The investments we make in our platform are designed to address relevant topics for our existing learners and to attract new learners to our platform to grow our revenue opportunity and to improve our operating results in the long term. Any investments we make in our sales and marketing organization, in encouraging the development of new content, and in expanding our platform offerings and capabilities, will occur in advance of the benefits from such investments, making it difficult to determine if we are efficiently allocating our resources in these areas.

Pace of adoption of cloud-based skill development solutions

Our ability to grow our learner base and drive market adoption of our platform is affected by the overall demand for cloud-based skill development solutions. The market for cloud-based skill development is less mature than the market for in-person, instructor-led-training, and potential customers may be slow or unwilling to migrate from these legacy approaches. We believe that as technology becomes increasingly critical to business operations, the need for cloud-based skill development solutions, particularly an integrated enterprise-grade platform such as ours, will increase, and our customer base and the breadth and deployment of usage in our customer base will also increase. Furthermore, we believe that we have established a leadership position in the market for cloud-based technology learning. However, it is difficult to predict customer adoption rates and demand, the future growth rate and size of the market for cloud-based skill development solutions, or the entry of competitive solutions.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. To limit the spread of the virus, governments have imposed various restrictions, including emergency declarations at the federal, state and local levels, school and business closings, quarantines, “shelter at home” orders, restrictions on travel and trade, limitations on social or public gatherings and other social distancing measures.

We have taken precautionary measures intended to help minimize the risk of COVID-19 to our employees, including transitioning the majority of our employees to remote work and restricting business travel, which have contributed to immaterial decreases in our operating expenses, primarily travel and entertainment expense. We believe that our ability to meet the needs of our customers, end users and instructors has not been materially affected by these precautions. We have not incurred any material increases in our operating expenses as a result of the COVID-19 pandemic.

With the COVID-19 pandemic, there has been a significant increase in the adoption of online learning solutions, a trend we believe will continue over the long-term. We believe that this heightened demand for online learning solutions from individuals and businesses contributed in part to the significant increase in revenue we experienced beginning in the second quarter of 2020. However, we are not able to quantify the proportion of the increase in revenue that is attributable to the COVID-19 pandemic as opposed to other factors contributing to our growth in recent periods. Furthermore, the circumstances that have accelerated the growth of our business during the COVID-19 pandemic may not continue in the future, and the growth rate of our revenue, as well as our learner and customer base, may decline in future periods as the effects of the COVID-19 pandemic abate.

The extent to which the COVID-19 pandemic impacts our business depends on future developments that are highly uncertain and cannot be predicted at this time. For more information, see “Risk factors—Risks related to our business and operations—The COVID-19 pandemic could affect our business, financial condition, and results of operations in volatile and unpredictable ways.”

Components of results of operations

Revenues

We derive revenues from contracts with paid consumer learners and UB customers from access to our online learning platform. We recognize revenue from both our paid consumer learners and UB customers.

Consumer revenue consists of individual course content purchases made by individual learners, as well as our consumer subscription offerings. Consumer revenue includes the gross transaction value paid by the learner at checkout, net of (a) actual and estimated refunds and (b) passthrough taxes collected from learners and remitted to governmental authorities. After a successful checkout, consumer learners receive a non-exclusive lifetime license to the digital course content in addition to stand-ready access to the Udemy platform hosting services needed to access the content. Access to the online content on the Udemy platform represents a series of distinct services as we continually provide access to and fulfill our hosting obligation to the learner. This series of distinct services represents a single performance obligation that is satisfied over the estimated service period. Revenue is recognized ratably over the estimated service period for consumer marketplace revenue, which is four months from the date of enrollment and over the contractual subscription term for consumer subscription customers.

Enterprise revenue primarily relates to enterprise license subscription contracts with annual or multi-year subscription terms. Enterprise subscriptions are generally billed in advance on a quarterly or annual basis. Subscription revenue excludes any taxes to be remitted to governmental authorities. Access to the Udemy platform represents a series of distinct services as we continually provide access to course content and fulfill our obligation to the UB customer over the subscription term. Because the series of distinct services represents a single performance obligation that is satisfied over time, we recognize revenue ratably over the contractual subscription term.

We are the principal with respect to revenue generated from sales to consumer and UB customers as we control the performance obligation and are the primary obligor with respect to delivering access to content to our customers.

Cost of revenues

Cost of revenues primarily consists of content costs, which are the payments to our instructors. Content costs are driven by the means by which we acquired the learner consuming the content. For courses offered on Udemy’s consumer marketplace, instructors earn a specific percentage of the net sale amount when a learner purchases the instructor’s course. For courses offered through Udemy Business or a consumer subscription offering, instructors earn a pro-rata share of a monthly instructor payments pool for that subscription offering. Each month, Udemy calculates the revenue for each subscription offering, with a fixed percentage allocated as an instructor payments pool. Instructors whose content is included in the collection earn a prorated portion of this pool based on the number of minutes of consumption their courses achieved that month.

Content costs as a percentage of revenue for our UB and consumer subscription offerings are lower relative to individual course content purchases in our consumer offering. As a result, shifts in the mix between our two offerings is expected to be a significant driver of our content costs. Content costs are recorded as cost of revenue in the period earned by our instructors. For consumer single course purchases, content costs are incurred at the time of purchase. As consumer course content revenue is recognized ratably over an estimated service period of four months, consumer gross margins are lower in the period of purchase, and higher in the remaining periods of the estimated service period over which revenue is recognized. For our subscription based UB offering, content costs are incurred based on monthly subscription fees, and margins are more stable from period to period.

Cost of revenue also includes payment and mobile processing fees, costs associated with hosting digital content, and employee related expenses for our customer support organization, including salaries, benefits, stock-based compensation, facilities and other expenses, depreciation of network equipment, and amortization of capitalized software. We expect cost of revenue to generally decrease as a percentage of revenue as we increase the percentage of revenue derived from our UB offering.

Operating expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, stock-based compensation, and commissions. Our operating expenses also include allocated costs of facilities, information technology, depreciation, and amortization. Although our operating expenses may fluctuate from period to period, we currently expect our operating expenses to increase in absolute dollars over time.

Sales and marketing

Our sales and marketing expenses consist primarily of direct advertising and promotions costs, as well as personnel and personnel-related costs, including stock-based compensation and costs related to customer and instructor acquisition, customer support efforts, and brand marketing. Sales and marketing expenses also consist of costs incurred for hosting and customer support services related to providing our platform to free learners. We expect sales and marketing expenses to increase in absolute dollars as our business grows. In addition, we expect sales and marketing expenses as a percentage of revenue to vary from period to period but generally decrease over the long term.

Research and development

Our research and development expenses consist primarily of personnel and personnel-related costs, including stock-based compensation and costs related to the ongoing management, maintenance, and expansion of features and services offered on our platform. Research and development costs also include contracted services, supplies, and other miscellaneous expenses. We believe that continued investment in our platform is important to our future growth and to maintain and attract learners to our platform. As a result, we expect research and development expenses to increase in absolute dollars. In addition, we expect research and development expenses as a percentage of revenue to vary from period to period but generally decrease over the long term.

General and administrative

Our general and administrative expenses consist primarily of personnel and personnel-related costs, including stock-based compensation and costs related to our executive, legal, finance, and human resources departments, as well as charges for indirect tax reserves, bad debt expense, professional fees, and other corporate expenses.

Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect general and administrative expenses to increase in absolute dollars as our business grows. In addition, we expect general and administrative expenses as a percentage of revenue to vary from period to period but generally decrease over the long term.

Interest income (expense), net

Interest income (expense), net consists primarily of interest income earned on our cash, cash equivalents, and marketable securities. It also includes amortization of premiums and accretion of discounts related to our marketable securities. Interest income varies each reporting period based on our average balance of cash, cash equivalents, and marketable securities during the period and market interest rates. Interest expense consists primarily of interest expense recorded related to certain indirect tax reserves. Interest income and interest expense were each immaterial for the periods presented.

Other income (expense), net

Other income (expense), net consists primarily of foreign currency transaction gains and losses.

Income tax provision

Our income tax provision consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. We have a full valuation allowance against our U.S. federal and state deferred tax assets as the realization of the full amount of these deferred tax assets is uncertain, including net operating loss carryforwards and tax credits related primarily to research and development. We expect to maintain this full valuation allowance until it becomes more likely than not that the deferred tax assets will be realized.

Results of operations

The following table summarizes our results of operations for the periods presented. The results below are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)		(in thousands)

Consolidated statements of operations
Revenues	$276,327	$429,899	$201,368	$250,643

Cost of revenues (1)	143,510	209,253	104,670	113,916

Gross profit	132,817	220,646	96,698	136,727

Operating expenses:
Sales and marketing(1)	126,436	192,600	96,176	104,141

Research and development(1)	34,379	50,643	24,295	30,196
General and administrative(1)	40,033	50,783	26,035	29,802

Total operating expenses	200,848	294,026	146,506	164,139

Operating loss	(68,031)	(73,380)	(49,808)	(27,412)

Other income (expense), net
Interest income (expense), net	87	(1,146)	(1,014)	(391)

Other income (expense), net	(384)	55	138	(518)

Total, other income (expense), net	(297)	(1,091)	(876)	(909)

Net loss before taxes	(68,328)	(74,471)	(50,684)	(28,321)

Income tax provision	(1,375)	(3,149)	(1,766)	(1,059)

Net loss	$(69,703)	$(77,620)	$(52,450)	$(29,380)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)		(in thousands)

Cost of revenues	$299	$418	$191	$537
Sales and marketing	3,001	7,518	5,422	3,636

Research and development	2,357	5,232	3,184	3,142
General and administrative	3,306	18,450	11,806	9,169

Total stock-based compensation expense	$8,963	$31,618	$20,603	$16,484

The following table summarizes our results of operations as a percentage of revenue for each of the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021

Consolidated statements of operations
Revenues	100%	100%	100%	100%

Cost of revenues	52	49	52	45

Gross profit	48	51	48	55

Operating expenses:
Sales and marketing	46	45	48	42

Research and development	12	12	12	12
General and administrative	14	12	13	12

Total operating expenses	72	69	73	66

Operating loss	(24)	(18)	(25)	(11)

Other income (expense), net
Interest income (expense), net	0	0	(1)	0

Other income (expense), net	0	0	0	0
Total other income (expense), net	0	0	(1)	0

Net loss before taxes	(24)	(18)	(26)	(11)
Income tax provision	0	(1)	(1)	0

Net loss	(24)%	(19)%	(27)%	(11)%

Comparison of the six months ended June 30, 2020 and 2021

Revenues

	Six months ended June 30,		Change
	2020	2021	$	%
Revenues	(dollars in thousands)

Consumer	$157,257	$171,837	$14,580	9%
Enterprise	44,111	78,806	34,695	79%

Total revenues	$201,368	$250,643	$49,275	24%

Revenue for the six months ended June 30, 2021 was $250.6 million, compared to $201.4 million for the same period in the prior year. Revenue increased by $49.3 million, or 24%, compared to the same period in the prior year. For the six months ended June 30, 2021, consumer and enterprise revenues were $171.8 million and $78.8 million, respectively, representing 69% and 31% of total revenue, respectively, compared to $157.3 million and $44.1 million, respectively, representing 78% and 22% of total revenue, respectively, for the same period in the prior year. The increase in revenue for the six months ended June 30, 2021 was primarily driven by the significant growth in our UB customers.

For the six months ended June 30, 2021, total consumer revenue increased by $14.6 million, or 9%, compared to the same period in the prior year. The increase in consumer revenue was driven by a $10.5 million increase in revenue recognized in the period deferred from course purchases in the prior fiscal year. The remaining increase in consumer revenue was driven by an increase in the average purchase price of courses when compared to the same period in the prior year, partially offset by a 10% decrease in monthly average buyers.

We experienced a significant acceleration in the growth of our monthly average buyers during the second quarter of 2020 due in part to the effects of the COVID-19 pandemic. Due to the ratable recognition of our consumer revenue over a four month estimated service period, we expect that total consumer revenue recognized in the third quarter of 2021 will decrease when compared with the third quarter of 2020.

For the six months ended June 30, 2021, total enterprise revenue increased by $34.7 million, or 79%, compared to the same period in the prior year. The increase in enterprise revenue was primarily driven by a 36% increase in the number of UB customers to 8,669 as of June 30, 2021 from 6,396 as of June 30, 2020, as well as an increase in the average deal size per new customer and net expansions in our existing UB customer base for the six months ended June 30, 2021. Pricing was not a significant driver of the increase in revenue.

Cost of revenues, gross profit and gross margin

	Six months ended June 30,		Change
	2020	2021	$	%
	(dollars in thousands)

Cost of revenues	$104,670	$113,916	$9,246	9%
Gross profit	$96,698	$136,727	$40,029	41%

Gross margin	48%	55%

Cost of revenue for the six months ended June 30, 2021 was $113.9 million, compared to $104.7 million for the same period in the prior year. The increase in revenue resulted in an overall increase of $5.6 million in costs related to content costs. Content costs for the consumer and enterprise segments were $67.3 million and $19.4 million for the six months ended June 30, 2021, respectively, compared to $70.2 million and $10.9 million for the same period in the prior year, respectively. Content costs as a percentage of segment revenue for the consumer and enterprise segments were 39% and 25% for the six months ended June 30, 2021, respectively, compared to 45% and 25% for the same period in the prior year, respectively. In our consumer segment, credit card and mobile processing fees decreased by $2.0 million in the six months ended June 30, 2021 as compared to the same period in the prior year. In our enterprise segment, customer support costs increased by $3.7 million in the six months ended June 30, 2021 as compared to the same period in the prior year. Additionally, there was a $0.4 million increase in third-party cloud hosting costs and an increase of $1.0 million in amortization expense of capitalized software.

Gross margin was 55% for the six months ended June 30, 2021, compared to 48% for the same period in the prior year. The increase in gross margin was primarily due to a shift in mix of revenue toward our enterprise business, which has comparatively lower content costs as a percentage of revenue relative to the consumer segment.

Operating expenses

	Six months ended June 30,		Change
	2020	2021	$	%
Operating expenses:	(dollars in thousands)

Sales and marketing	$96,176	$104,141	$7,965	8%
Research and development	24,295	30,196	5,901	24%

General and administrative	26,035	29,802	3,767	14%

Total operating expenses	$146,506	$164,139	$17,633	12%

Sales and marketing. Sales and marketing expenses for the six months ended June 30, 2020 were $96.2 million, compared to $104.1 million for the six months ended June 30, 2021. The $8.0 million increase in sales and marketing expense was primarily due to higher personnel-related expenses of $14.2 million, mainly driven by additional headcount in our sales force to support increased demand for our platform, and a $4.3 million increase in amortization of deferred contract acquisition costs, driven by an expansion of our UB customer base over time, offset by a decrease of $6.7 million related to direct advertising and promotion costs and a decrease of $1.8 million related to stock-based compensation.

Research and development. Research and development expenses for the six months ended June 30, 2020 were $24.3 million, compared to $30.2 million for the six months ended June 30, 2021. The $5.9 million increase was primarily due to higher personnel-related expenses of $5.4 million, mainly driven by additional headcount.

General and administrative. General and administrative expenses for the six months ended June 30, 2020 were $26.0 million, compared to $29.8 million for the six months ended June 30, 2021. The $3.8 million increase in general and administrative expense was primarily due to an increase of $3.4 million in personnel-related expenses, mainly driven by additional headcount, a $2.8 million increase in professional services, mainly related to accounting and tax services to support the growth of our business, and a $0.9 million increase in other corporate expenses, offset by a decrease of $2.6 million related to stock-based compensation and a decrease of $1.0 million related to changes in our US sales and other indirect tax reserves.

Total other income (expense), net

Total other income (expense), net for the six months ended June 30, 2020 was $0.9 million, compared to $0.9 million for the six months ended June 30, 2021. Total other income (expense), net for the six months ended June 30, 2020 reflected primarily interest expense on indirect tax reserve liabilities, offset by interest income earned on invested cash balances. Total other income (expense), net for the six months ended June 30, 2021 reflected primarily interest expense on indirect tax reserve liabilities.

Due to sales and maturities of our portfolio of marketable securities during 2019, there were no outstanding marketable securities as of June 30, 2020 and 2021.

Income tax provision

	Six months ended June 30,		Change
	2020	2021	$	%
	(dollars in thousands)

Income tax provision	$(1,766)	$(1,059)	$707	(40)%

For the six months ended June 30, 2020, we recognized income tax expense of $1.8 million, compared to $1.1 million for the six months ended June 30, 2021. The tax expenses for the six months ended June 30, 2020 and 2021 were primarily due to foreign taxes.

Comparison of the years ended December 31, 2019 and 2020

Revenues

	Year Ended December 31,		Change
	2019	2020	$	%
Revenues	(dollars in thousands)

Consumer	$225,500	$326,454	$100,954	45%
Enterprise	50,827	103,445	52,618	104%

Total revenues	$276,327	$429,899	$153,572	56%

Revenue for 2019 was $276.3 million, compared to $429.9 million for 2020. Revenue increased by $153.6 million, or 56% compared to 2019. For 2019, consumer and enterprise revenue was $225.5 million and $50.8 million, or 82% and 18% of total revenue, respectively, compared to $326.5 million and $103.4 million, or 76% and 24% of total revenue, respectively, for 2020. The increase in revenue in 2020 was primarily driven by the significant expansion of our learner base, which resulted in a substantial number of additional buyers, as well as significant growth in our UB customers. These trends were accelerated in part due to the effects of the COVID-19 pandemic.

For 2020, total consumer revenue increased by $101.0 million, or 45%, compared to 2019. The increase in consumer revenue was primarily driven by a 50% increase in monthly average buyers. Pricing was not a significant driver of the increase in revenue.

For 2020, total enterprise revenue increased by $52.6 million, or 104%, compared to 2019. The increase in enterprise revenue was primarily driven by a 41% increase in the number of UB customers to 7,300 as of December 31, 2020 from 5,174 as of December 31, 2019, as well as net expansions in our existing UB customer base for the year ended December 31, 2020. Pricing was not a significant driver of the increase in revenue.

Cost of revenues, gross profit and gross margin

	Year Ended December 31,		Change
	2019	2020	$	%
	(dollars in thousands)

Cost of revenues	$143,510	$209,253	$65,743	46%
Gross profit	132,817	220,646	87,829	66%

Gross margin	48%	51%

Cost of revenue for 2019 was $143.5 million, compared to $209.3 million for 2020. The increase in revenue resulted in an overall increase of $52.2 million in costs related to content costs. Content costs for the consumer and enterprise segments were $95.9 million and $13.3 million for 2019, respectively, compared to $136.0 million and $25.4 million for 2020, respectively. Content costs as a percentage of segment revenue for the consumer and enterprise segments were 43% and 26% for 2019, respectively, compared to 42% and 25% for 2020, respectively. In our consumer segment, credit card and mobile processing fees increased by $6.3 million in 2020 as compared to 2019. In our enterprise segment, customer support fees increased by $4.1 million in 2020 as compared to 2019. Additionally, there was a $1.3 million increase in third-party cloud hosting costs and an increase of $2.0 million in amortization expense of capitalized software.

Gross margin was 48% for 2019, compared to 51% for 2020. The increase in gross margin was primarily due to a shift in mix of revenue toward our enterprise business.

Operating expenses

	Year Ended December 31,		Change
	2019	2020	$	%
Operating expenses:	(dollars in thousands)

Sales and marketing	$126,436	$192,600	$66,164	52%
Research and development	34,379	50,643	16,264	47%

General and administrative	40,033	50,783	10,750	27%

Total operating expenses	$200,848	$294,026	$93,178	46%

Sales and marketing. Sales and marketing expenses for 2019 were $126.4 million, compared to $192.6 million for 2020. The $66.2 million increase in sales and marketing expense was primarily due to higher direct advertising and promotion costs of $38.5 million, higher personnel-related expenses of $20.3 million, mainly driven by additional headcount in our sales force to support increased demand for our platform, an increase in stock based compensation expenses of $4.5 million, and a $4.4 million increase in amortization of deferred contract acquisition costs driven by an expansion of our UB customer base over time.

Research and development. Research and development expenses for 2019 were $34.4 million, compared to $50.6 million for 2020. The $16.3 million increase was primarily due to higher personnel-related expenses of $13.2 million, mainly driven by additional headcount as well as a $2.9 million increase in stock-based compensation.

General and administrative. General and administrative expenses for 2019 were $40.0 million, compared to $50.8 million for 2020. The $10.8 million increase in general and administrative expense was primarily due to an increase of $5.1 million in personnel-related expenses, mainly driven by additional headcount and a $15.1 million increase in stock-based compensation, offset by a decrease of $8.9 million related to charges for reserves on indirect taxes.

Total other income (expense), net

Total other income (expense), net for 2019 was $0.3 million, compared to $1.1 million for 2020. Total other income (expense), net for 2019 reflected primarily interest expense on indirect tax reserve liabilities, offset by interest income earned on invested cash balances. Total other income (expense), net for 2020 reflected primarily interest expense on indirect tax reserve liabilities.

Due to sales and maturities of our portfolio of marketable securities during fiscal 2019, there were no outstanding marketable securities as of December 31, 2019 and 2020. Interest income was also lower during 2020 compared to 2019 due to these sales and maturities.

Income tax provision

	Year Ended December 31,			Change
	2019		2020	$	%
	(dollars in thousands)

Income tax provision		$(1,375)	$(3,149)	$(1,774)	129%

For 2019, we recognized income tax expense of $1.4 million, compared to $3.1 million for 2020. The tax expenses for the years ended December 31, 2019 and December 31, 2020 were primarily due to foreign taxes.

Quarterly results of operations

The following tables summarize our selected unaudited quarterly consolidated statements of operations data, the percentage of revenues that each line item represents, and the key business metrics for each of the ten quarters in the period ended June 30, 2021. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

Consolidated Statements of Operations Data

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Consolidated statements of operations

Revenues	$72,763	$64,283	$64,737	$74,544	$91,830	$109,538	$118,436	$110,095	$124,550	$126,093
Cost of revenues(1)	34,597	31,253	34,599	43,061	45,319	59,351	48,926	55,657	57,923	55,993

Gross profit	38,166	33,030	30,138	31,483	46,511	50,187	69,510	54,438	66,627	70,100

Operating expenses:

Sales and marketing(1)	29,815	26,891	27,581	42,149	46,107	50,069	46,045	50,379	53,239	50,902
Research and development(1)	8,149	8,745	8,932	8,553	12,568	11,727	11,945	14,403	15,413	14,783

General and administrative(1)	10,114	8,444	8,916	12,559	9,425	16,610	8,996	15,752	14,413	15,389

Total operating expenses	48,078	44,080	45,429	63,261	68,100	78,406	66,986	80,534	83,065	81,074

Operating income (loss)	(9,912)	(11,050)	(15,291)	(31,778)	(21,589)	(28,219)	2,524	(26,096)	(16,438)	(10,974)

Other income (expense), net

Interest income (expense), net	173	36	(30)	(92)	(880)	(134)	(64)	(68)	(218)	(173)
Other income (expense), net	(130)	(89)	(265)	100	(234)	372	(100)	17	(428)	(90)

Total other income (expense), net	43	(53)	(295)	8	(1,114)	238	(164)	(51)	(646)	(263)

Net income (loss) before taxes	(9,869)	(11,103)	(15,586)	(31,770)	(22,703)	(27,981)	2,360	(26,147)	(17,084)	(11,237)

Income tax provision	(13)	(155)	(781)	(426)	(647)	(1,119)	(495)	(888)	(905)	(154)

Net income (loss)	$(9,882)	$(11,258)	$(16,367)	$(32,196)	$(23,350)	$(29,100)	$1,865	$(27,035)	$(17,989)	$(11,391)

(1)	Includes stock-based compensation as follows:

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021

Cost of revenues	$29	$147	$72	$51	$98	$93	$62	$165	$300	$237
Sales and marketing	247	908	973	873	4,626	796	509	1,587	1,924	1,712

Research and development	155	745	1,180	277	2,003	1,181	733	1,315	2,090	1,052
General and administrative	737	646	1,117	806	2,104	9,702	1,545	5,099	6,198	2,971

Total stock-based compensation expense	$1,168	$2,446	$3,342	$2,007	$8,831	$11,772	$2,849	$8,166	$10,512	$5,972

The following table summarizes our results of operations as a percentage of revenue for each of the periods indicated:

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Consolidated statements of operations

Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	48	49	53	58	49	54	41	51	47	44

Gross profit	52	51	47	42	51	46	59	49	53	56

Operating expenses:

Sales and marketing	41	42	43	57	50	46	39	46	43	40
Research and development	11	14	14	11	14	11	10	13	12	12

General and administrative	14	13	14	17	10	15	8	14	12	12

Total operating expenses	66	69	71	85	74	72	57	73	67	64

Operating income (loss)	(14)	(18)	(24)	(43)	(23)	(26)	2	(24)	(14)	(8)
Other income (expense), net

Interest income (expense), net	0	0	0	0	(1)	0	0	0	0	0
Other income (expense), net	0	0	0	0	0	0	0	0	0	0

Total, other income (expense), net	0	0	0	0	(1)	0	0	0	0	0
Net income (loss) before taxes	(14)	(18)	(24)	(43)	(24)	(26)	2	(24)	(14)	(8)

Income tax provision	0	0	(1)	(1)	(1)	(1)	0	(1)	(1)	0

Net income (loss)	(14)%	(18)%	(25)%	(44)%	(25)%	(27)%	2%	(25)%	(15)%	(8)%

Quarterly changes in revenues

The overall increase in revenue over the quarters presented was primarily driven by the significant expansion of our learner base, which resulted in a substantial number of additional buyers, as well as significant growth in our UB customers. These trends were accelerated in part due to the effects of the COVID-19 pandemic during the second quarter of 2020. Pricing was not a significant driver of the increase in revenue.

Quarterly changes in cost of revenues, gross profit and gross margin

Cost of revenue has generally increased sequentially in each of the quarters presented primarily due to increased content costs, credit card and mobile processing fees, and customer support costs. Gross margin and gross profit have generally increased overall during the last ten quarters presented. The increase is attributable to a shift in the mix of revenue toward our enterprise business and a shift in the mix of content costs toward the enterprise segment, which as a percentage of revenue are lower relative to content costs for the consumer segment.

Quarterly changes in operating expenses

Operating expenses have generally increased sequentially in each of the quarters presented primarily due to increased headcount and other related costs to support our growth. However, after the outbreak of COVID-19, we have seen slower growth in certain operating expenses due to reduced business travel, deferred hiring for some positions, and the virtualization or cancellation of customer and employee events. We intend to continue to make significant investments in research and development as we add features and enhance our platform. We also intend to invest in our sales and marketing organization to drive future revenue growth. Included in general and administrative operating expenses are sales tax, other indirect tax, and instructor withholding tax reserve charges that decreased beginning in 2020 due to the implementation of enhanced collection, withholding, and reporting processes related to the matters underlying the tax reserve charges. We expect that these expenses will decline in future periods. For more information, see “—Critical accounting policies and estimates—Instructor withholding tax obligations.”

Key business metrics

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(Monthly Average Buyers and dollar amounts in thousands)

Monthly Average Buyers	929	828	965	1,125	1,269	1,773	1,340	1,373	1,411	1,316
UB customers	3,479	3,996	4,542	5,174	6,009	6,396	6,752	7,300	7,783	8,669

UB Net Dollar Retention Rate	140%	135%	135%	132%	125%	123%	119%	118%	119%	121%
UB Annual Recurring Revenue	$41,886	$49,117	$58,839	$75,079	$85,307	$100,814	$115,142	$137,621	$155,241	$181,870

Consumer Segment Revenue	$63,124	$52,796	$51,434	$58,146	$71,201	$86,056	$91,078	$78,119	$87,872	$83,965
Consumer Segment Gross Profit	$33,734	$27,060	$23,509	$22,528	$34,865	$36,529	$53,299	$35,957	$45,422	$45,052

Enterprise Segment Revenue	$9,639	$11,487	$13,302	$16,399	$20,629	$23,482	$27,359	$31,975	$36,677	$42,129
Enterprise Segment Gross Profit	$5,623	$7,347	$8,202	$10,749	$13,562	$15,508	$18,160	$20,696	$23,719	$27,674

Non-GAAP financial metrics

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is a key performance measure that we use to assess our operating performance and the operating leverage in our business. As Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. In addition, it provides a useful measure for period-to-period comparisons of our business, as it removes the effect of certain non-cash expenses and certain variable charges.

We define Adjusted EBITDA as net loss attributable to common stockholders, adjusted to exclude:

•	interest expense (income), net;

•	provision for income taxes;

•	depreciation and amortization;

•	stock-based compensation expense; and

•	other expense (income), net.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the same period.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures, should be considered as supplemental in nature and are not meant as a substitute for the related financial information prepared in accordance with GAAP. Our definition may differ from the definitions used by other companies and therefore comparability may be limited. Other companies may not disclose similar metrics. Adjusted EBITDA and Adjusted EBITDA Margin have certain limitations in that they exclude the impact of certain expenses that are reflected in our consolidated statements of operations that are necessary to run our business. The limitations include the following:

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the components of other interest income (expense), net, which consists primarily of interest income earned on our cash, cash equivalents, and marketable securities, amortization of premiums and accretion of discounts related to our marketable securities, and interest expense recorded related to certain indirect tax reserves;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy; and

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the components of other expense (income), net, which consists primarily of foreign currency transaction gains and losses.

The above items are excluded from Adjusted EBITDA and Adjusted EBITDA Margin because these items are non-cash in nature, or because the amount and timing of these items is unpredictable.

The following table provides a reconciliation of net loss, the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021

	(in thousands)		(in thousands)

Net loss	$(69,703)	$(77,620)	$(52,450)	$(29,380)

Adjusted to exclude the following:

Interest expense (income), net	(87)	1,146	1,014	391

Provision for income taxes	1,375	3,149	1,766	1,059

Depreciation and amortization	8,740	11,055	5,071	6,457

Stock-based compensation expense	8,963	31,618	20,603	16,484

Other expense (income), net	384	(55)	(138)	518

Adjusted EBITDA	$(50,328)	$(30,707)	$(24,134)	$(4,471)

Included in Adjusted EBITDA are sales tax, other indirect tax, and instructor withholding tax reserve charges of $11.7 million and $2.8 million for 2019 and 2020, respectively, and $0.6 million and ($0.3) million for the six months ending June 30, 2020 and 2021, respectively. In 2020, we implemented enhanced collection, withholding, and reporting processes related to the matters underlying the tax reserve charges, and as a result we expect that these expenses will decline in future years. For more information, see “—Critical accounting policies and estimates—Instructor withholding tax obligations.”

The following table provides a reconciliation of net loss margin, the most directly comparable GAAP financial measure, to Adjusted EBITDA Margin:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021

	(dollars in thousands, except percentages)		(dollars in thousands, except percentages)

Revenue	$276,327	$429,899	$201,368	$250,643

Net loss	$(69,703)	$(77,620)	$(52,450)	$(29,380)

Net loss margin	(25)%	(18)%	(26)%	(12)%

Revenue	$276,327	$429,899	$201,368	$250,643

Adjusted EBITDA	$(50,328)	$(30,707)	$(24,134)	$(4,471)

Adjusted EBITDA margin	(18)%	(7)%	(12)%	(2)%

Net loss increased by $7.9 million in 2020 compared to the same period in the prior year and Adjusted EBITDA increased by $19.6 million in 2020 compared to the same period in the prior year primarily due to strong revenue growth in both our consumer and UB offerings in excess of the growth of our expenses. Net loss decreased by $23.1 million in the six months ended June 30, 2021 compared to the same period in the prior period and Adjusted EBITDA increased by $19.7 million in the six months ended June 30, 2021 compared to the same period in the prior period primarily due to strong revenue growth in both our consumer and UB offerings in excess of the growth of our expenses. In 2020, we benefited from an acceleration of UB and consumer revenue growth beginning the second quarter due to an increase in the number of learners and UB customers as a result of the COVID-19 pandemic. We continued to benefit from higher levels of consumer and UB revenue compared to the same period in the prior year as these new learners and UB customers continued their usage of our platform during the third and fourth quarters.

Liquidity and capital resources

Since our inception, we have financed our operations primarily through proceeds from our redeemable convertible preferred stock issuances, as well as from revenue. We have generated significant net losses from our operations as reflected in our accumulated deficit of $378.5 million as of December 31, 2020 and $407.9 million as of June 30, 2021. We have incurred operating losses and generated negative cash flows from operations as we have invested to support the growth of our business. Since our inception through June 30, 2021, we have raised aggregate net proceeds of $274.3 million through the sale of our redeemable convertible preferred stock. Our principal use of cash is to fund our operations to support our growth.

We believe that our existing cash and cash equivalents and marketable securities and our expected cash flows from operations will be sufficient to meet our cash needs for at least the next 12 months. Our remaining non-U.S. cash and cash equivalents have been earmarked for indefinite investment in our operations outside the U.S., thus no U.S. current or deferred taxes have been accrued. Over the longer term, our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our sales and marketing and research and development expenditures, the continuing market acceptance of our offerings, and any investments or acquisitions we may choose to pursue in the future. To execute on our strategic initiatives and continue to grow our business, we may incur operating losses and generate negative cash flows from operations in the future, and as a result, we may require additional capital resources. In the event that we need to borrow funds or issue additional equity, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. In addition, any future borrowings may result in additional restrictions on our business and any issuance of additional equity would result in dilution to investors. If we are unable to raise additional capital when desired and on terms acceptable to us, our business, results of operations, and financial condition could be materially and adversely affected.

Cash flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)		(in thousands)

Net cash provided by (used in):
Operating activities	$(16,455)	$9,624	$13,222	$(5,486)

Investing activities	14,611	(14,537)	(6,990)	(9,791)
Financing activities	11,265	131,093	46,867	3,444

Net (decrease) increase in cash, cash equivalents and restricted cash	$9,421	$126,180	$53,099	$(11,833)

Operating activities

Cash provided by (used in) operating activities mainly consists of our net loss adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization, amortization of deferred sales commissions, as well as the effect of changes in operating assets and liabilities during each period.

Our main source of operating cash is payments received from our customers. Our primary use of cash from operating activities are for personnel-related expenses, instructor payments, marketing and advertising expenses, indirect taxes, and third-party cloud infrastructure expenses.

For the six months ended June 30, 2020, net cash provided by operating activities was $13.2 million, primarily consisting of our net loss of $52.5 million, adjusted for non-cash charges of $28.7 million and net cash inflows of $37.0 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities were a $36.6 million increase in deferred revenue, resulting primarily from our enterprise business growth, a $11.9 million increase in accrued expenses and other current liabilities, partially offset by a $5.7 million increase in accounts receivable and a $6.3 million increase in deferred contract costs.

For the six months ended June 30, 2021, cash used in operating activities was $5.5 million, primarily consisting of our net loss of $29.4 million, adjusted for non-cash charges of $30.3 million and net cash outflows of $6.5 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities were a $21.6 million increase in deferred revenue, resulting primarily from our enterprise business growth and a $3.3 million decrease in accounts receivable, partially offset by a $8.4 million decrease accrued compensation and benefits, a $1.3 million decrease in content costs payable due to the growth of our business, and a $15.7 million increase in deferred contract costs.

Cash provided by operating activities decreased by $18.7 million during the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to our business growth and the timing of payment of sales and other indirect tax liabilities.

For 2019, net cash used in operating activities was $16.5 million, primarily consisting of our net loss of $69.7 million, adjusted for non-cash charges of $21.5 million and net cash inflows of $31.7 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities were a $25.3 million increase in deferred revenue, resulting primarily from our enterprise business growth, a $17.7 million increase in accrued expenses and other current liabilities, partially offset by a $10.6 million increase in accounts receivable and a $10.7 million increase in deferred contract costs.

For 2020, net cash provided by operating activities was $9.6 million, primarily consisting of our net loss of $77.6 million, adjusted for non-cash charges of $50.4 million and net cash inflows of $36.9 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities were a $54.7 million increase in deferred revenue, resulting primarily from our enterprise business growth, a $10.8 million increase accrued compensation and benefits, and a $6.6 million increase in content costs payable due to the growth of our business, partially offset by a $19.6 million increase in accounts receivable and a $18.9 million increase in deferred contract costs.

Cash provided by operating activities increased by $26.1 million during 2020, compared to 2019, primarily due to our business growth.

Investing activities

For the six months ended June 30, 2020, cash used in investing activities was $7.0 million, primarily as a result of capital expenditures for property and equipment and capitalized software costs.

For the six months ended June 30, 2021, net cash used in investing activities was $9.8 million, primarily as a result of capital expenditures for property and equipment and capitalized software costs.

For 2019, net cash provided by investing activities was $14.6 million, primarily as a result of net sales and maturities of marketable securities, offset by capital expenditures for property and equipment and capitalized software costs.

For 2020, cash used in investing activities was $14.5 million, primarily as a result of capital expenditures for property and equipment and capitalized software costs.

Financing activities

For the six months ended June 30, 2020, net cash provided by financing activities was $46.9 million, primarily as a result of proceeds from our issuance of redeemable convertible preferred stock and issuance of common stock following employee stock option exercises.

For the six months ended June 30, 2021, net cash provided by financing activities was $3.4 million, primarily as a result of proceeds from issuance of common stock following employee stock option exercises, offset by payments of redeemable convertible preferred stock issuance costs and deferred offering costs.

For 2019, net cash provided by financing activities was $11.3 million, primarily as a result of proceeds from issuance of common stock following employee stock option exercises.

For 2020, net cash provided by financing activities was $131.1 million, primarily as a result of proceeds from our issuance of redeemable convertible preferred stock and issuance of common stock following employee stock option exercises.

Contractual obligations and commitments

Set forth below is information concerning our contractual commitments and obligations as of December 31, 2020 (in thousands):

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating lease commitments	$25,298	$6,210	$12,669	$6,009	$410
Purchase commitments(1)	9,037	8,075	888	74	—

Total	$34,335	$14,285	$13,557	$6,083	$410

(1)	Relates to non-cancelable commitments for network and cloud services in the ordinary course of business with varying expiration terms through October 31, 2022.

Our operating lease obligations as of December 31, 2020 were $25.3 million, which consist of payments related to leased facilities under operating lease agreements expiring through 2025. We have office facility operating leases in the United States, Ireland, and Turkey.

Our purchase commitments as of December 31, 2020 were $9.0 million, which consisted of commitments related to cloud infrastructure providers, network service providers, and paid advertising vendors.

Of the $8.1 million purchase commitments due in less than 1 year as of December 31, 2020, $7.5 million is related to a one-year agreement with a cloud hosting provider that we entered into in December 2020, with a committed spend of $7.5 million during 2021. We did not have material obligations or commitments with any other individual vendors as of December 31, 2020.

During the six months ended June 30, 2021, we entered into additional noncancelable purchase commitments with a variety of software-as-a-service, cloud infrastructure, and compliance-related vendors. This resulted in additional purchase commitments totaling $7.9 million, $4.7 million, and $0.5 million for the remainder of 2021, fiscal 2022, and fiscal 2023, respectively, which are not reflected in the table above. There were no material changes to our operating lease commitments during the six months ended June 30, 2021.

Off-balance sheet arrangements

During the period presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below. See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies.

Revenue recognition

We derive revenue from contracts with customers for access to our online learning platform and related services. We derive our revenue from consumer and UB customer arrangements.

Consumer revenue—We generate revenue by selling access to course content on the Udemy platform to general consumers. Consumer offerings consist of (i) single course purchases and (ii) consumer subscription offerings. All contracts with consumer customers are billed in advance and require payment by the customer prior to accessing any course content.

Consumers who purchase individual courses gain access to course content by making a purchase on our marketplace platform. After checkout, consumers who purchase an individual course receive a non-exclusive lifetime license to the digital course content in addition to stand-ready access to the Udemy platform hosting services needed to access the content. Access to the online content on the Udemy platform represents a series of distinct services as we continually provide access to and fulfills its hosting obligation to the learner. The series of distinct services represents a single performance obligation that is satisfied over the estimated service period. Because consumers who purchase an individual course receive lifetime access to their purchased content, we believe the estimated service period best represents the time period during which learners access the online course content on the platform. The estimated service period for single course purchases is four months from the date of enrollment.

Consumer subscriptions are typically one-month in duration and paid in advance, with new customers able to sign up for a 7-day free trial period. Subscribers have continuous access to enroll in and consume an unlimited number of curated courses included in the subscription catalogue on our platform during the subscription term. Subscribers retain access to the courses in which they enroll for the duration of their subscriptions (including any renewal period), even if the instructor subsequently elects to remove the course from Udemy’s subscription programs. The continual access to the platform represents a series of distinct services, as we continually provide access to, and fulfill our obligation to, the customer over the contract term. As a result, revenue is recognized ratably over the subscription term. Consumer subscriptions automatically renew at the end of each month. Customers may cancel the renewal of their subscription at any point but will retain their access to the platform until the end of the current subscription term.

Enterprise revenue—We sell subscription licenses to business, government, and university customers that provide users the ability to enroll in courses and receive certifications upon completion. UB contracts are typically between one and three years in length and consist of a fixed quantity of seat licenses, which allows each seat to access an unlimited number of course enrollments during the contract term. Subscribers retain access to the courses in which they enroll for the duration of their subscriptions (including any renewal period), even if the instructor subsequently elects to remove the course from Udemy’s subscription programs. We recognize revenue ratably over the contracted period, after access has been granted to the UB customer, as learners have unlimited access to the course content during the contracted period.

We have determined that we are the principal to customers who purchase access to online individual course content or through a subscription offering, as we control the promised goods or services (i.e., access to course content via the Udemy platform) before it is transferred to the customer and are primarily responsible for fulfillment with respect to delivering access to course content. We also have substantial discretion to determine the pricing of our offerings. We therefore report revenue related to these arrangements based on the gross purchase price paid by customers.

Revenue from contracts with customers is recognized when control of promised services is transferred. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services. We determine revenue recognition in accordance with Accounting Standards Codification, or ASC, 606 through the following five steps:

1)	Identify the contract with a customer

We determine a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience if available. Consumer customers are generally required to pay in advance using a credit card. Generally, UB customers are billed upfront annually for contracts with terms of one year or longer or in advance quarterly or semi-annually for contracts with terms of less than one year.

2)	Identify the performance obligations in the contract

Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Customers do not have the ability to take possession of the software supporting the platform and, as a result, contracts are accounted for as service arrangements.

The non-exclusive lifetime access license associated with single course purchases and the licensed content associated with subscriptions are not considered distinct from the Udemy platform, because the course content is significantly integrated, and highly interdependent and interrelated with the platform. Specifically, the learner does not obtain control of the course content’s functionality without the Udemy platform. Accordingly, we have concluded there is a single, combined performance obligation, which is customer’s access to the online content on the Udemy platform, representing a series of distinct services as we continually provide access to and fulfills our obligation to allow access to licensed content and platform functionality to the learner.

3)	Determine the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. The prices for consumer and UB contracts are fixed at contract inception and do not contain significant estimates related to variable consideration. With respect to single course purchases, consumers may request a full refund within 30 days after the initial purchase transaction. We estimate and establish a refund reserve based on historical refund rates, which has historically been immaterial. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

4)	Allocate the transaction price to performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. As access to content is not considered distinct from the Udemy platform hosting services, the transaction price is allocated to a single performance obligation.

5)	Recognize revenue when or as performance obligations are satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those services. We have a stand ready obligation to deliver our services continually throughout the requisite contract period, which is either lifetime access for consumer customers or the contractual subscription term for UB and consumer subscription customers. As such, we recognize revenue on a straight-line basis as we satisfy our performance obligation, using an estimated service period for individual consumers enrollments and the contractual subscription term for UB and consumer subscription customers.

Other than the circumstances noted below, no significant judgment has historically been required in determining the amount and timing of revenue from our contracts with customers.

Principal vs. agent—In order to determine if consumer and enterprise revenues should be reported gross or net of payments to third-party instructors, we evaluated whether Udemy acts as the principal in sales of its online course offerings. An entity is the principal if it controls a good or service before it is transferred to the end customer. Key indicators that we evaluated in determining gross versus net treatment included but are not limited to:

•	the nature of our promise to our customer, as well as the distinct performance obligation identified;

•	the underlying contract terms and conditions between the parties to the transaction;

•	which party is primarily responsible for fulfilling the promise to provide the specified good or service to the end customer;

•	which party has inventory risk before the specified good or service has been transferred to the end customer; and

•	which party has discretion in establishing the price for the specified good or service.

Based on an evaluation of the above indicators, we have determined that Udemy is the principal to learners who purchase access to online course content via our consumer or UB offerings. Udemy controls the promised goods or services (i.e., access to course content via the Udemy platform) before it is transferred to the customer and is primarily responsible for fulfillment with respect to delivering access to course content. Udemy is the entity which licenses content to learners as the agreements with our instructors grant us the right to sub-license content to our learners at our discretion. We also have substantial discretion to determine the pricing of our offerings. Therefore, we report the gross purchase price paid by the customer related to these arrangements in the revenues caption of the consolidated statements of operations, and the payments paid to instructors are reported within cost of revenues.

Estimated service term for consumer single course purchases—We consider a variety of data points when determining the estimated service period for a consumer learner’s consumption of a single course purchase, including, the weighted-average number of days between a learner’s first and last day that content is accessed on the platform, the average total hours consumed, the average number of days in which learner activity stabilizes, and the weighted-average number of days between learners’ enrollment and the last date the course content is accessed online. We also consider known online trends, the service periods of historical course content on our online platform, and, to the extent publicly available, the service periods of our competitors’ content that is similar in nature to Udemy’s. We believe that considering these factors enables us to determine the best representation of the time period during which our consumer learners access the online course content on our platform and therefore the service period over which we provide services to our learners. Determining the estimated service period is subjective and requires management’s judgment. Future usage patterns may differ from historical usage patterns, and therefore the estimated service period may change in the future. The estimated service period for single course purchase transactions is four months from the date of enrollment.

Common stock valuations

The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	contemporaneous valuations of our common stock performed by independent third-party specialists;

•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices paid for redeemable convertible preferred stock sold to third-party investors by us and prices paid in secondary transactions of common stock, including any tender offers;

•	the lack of marketability inherent in our common stock;

•	our actual operating and financial performance;

•	our current business conditions and projections;

•	the hiring of key personnel and the experience of our management;

•	our history and the introduction of new offerings;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, a merger, or acquisition of our company given prevailing market conditions;

•	the operational and financial performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions and overall economic conditions.

Our board of directors determined the fair value of our common stock by first determining the enterprise value of our business, and then allocating the value among the various classes of our equity securities to derive a per share value of our common stock.

For valuations conducted prior to March 31, 2021, the enterprise value of our business was primarily estimated by reference to the closest round of equity financing preceding the date of the valuation. Valuations conducted as of March 31, 2021, and onward utilized multiple valuation approaches, including a market approach, income approach, and a market transaction method approach considering secondary stock sale or tender offer transactions in our common stock.

A market approach relies on an analysis of publicly traded companies similar in industry and/or business model to us. This methodology uses guideline companies to develop relevant market multiples and ratios for key metrics (such as revenue), which are then applied to the corresponding financial metrics to derive enterprise value. Since no two companies are perfectly comparable, premiums or discounts may also be applied to the metrics, for example, if its position in its industry is significantly different from the position of the guideline companies. An income approach estimates enterprise value based on the estimated present value of future cash flows that the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a company in a similar industry or having similar operational and growth characteristics.

For valuations conducted prior to March 31, 2021, the enterprise value of our business as determined above was then allocated to common stock using the option-pricing method, or the OPM, which models each class of stock as a call option with a unique claim on our assets. Valuations conducted as of March 31, 2021, and onward used a combination of the OPM and probability weighted expected return method, or the PWERM, to allocate the enterprise value of our business among the various classes of stock. Under the PWERM, the value of a company’s particular equity class is estimated based on an analysis of future values for the entire enterprise assuming discrete future outcomes, such as an initial public offering, or IPO, of our common stock and other non-IPO outcomes. Share value is based upon the probability-weighted present value of these expected outcomes, as well as the rights of each class of preferred and common stock. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and non-IPO outcomes, as well as the values we expect those outcomes could yield.

In addition, we considered any secondary transactions and tender offers involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the nature of the transactions, the level of company involvement in the transactions, number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Stock-based compensation

We calculate the fair value of employee stock-based awards on the date of grant using the Black-Scholes option-pricing model. The expense is recognized over the service period for awards expected to vest. We recognize forfeitures as they occur.

We estimate the fair value of stock-based compensation utilizing the Black-Scholes option-pricing model, which is dependent upon several variables, such as the expected option term, expected volatility of our stock price over the expected term, expected risk-free interest rate over the expected option term, and expected dividend yield rate over the expected option term. These amounts are estimates and, thus, may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. We recognize compensation expense on a straight-line basis over the requisite vesting period for each award.

A summary of the weighted-average assumptions we utilized to record compensation expenses for stock options granted during the years ended December 31, 2019 and 2020, and the six months ended June 30, 2020 and 2021 is as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021

Risk-free interest rate	2.2%	0.5%	0.6%	0.9%
Expected volatility	48.1%	56.8%	54.3%	59.9%

Expected life (in years)	6.0	5.9	5.8	6.0
Expected dividend yield	—%	—%	—%	—%

The assumptions above are estimated as follows. Each of these assumptions is subjective and generally requires significant judgment to determine.

Fair value of common stock—Because our common stock is not yet publicly traded, the fair value was determined by our board of directors or a committee thereof. The board of directors or committee considers numerous objective and subjective factors to determine the fair value of our common stock each time awards are approved. Refer to “—Common stock valuations” above.

Expected term— The expected term of our options represents the period that the stock-based awards are expected to be outstanding. We have elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as we does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected volatility— Since we do not have a trading history of our common stock, we estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Dividend rate—The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future stock-based compensation expense.

Instructor withholding tax obligations

We conduct operations in many tax jurisdictions throughout the United States and the rest of the world. We have an obligation to comply with information reporting and tax withholding requirements with regards to certain payments made to our U.S. and non-U.S. instructors. Under U.S. federal income tax rules, in the case where we withhold less than the correct amount of tax, we are liable for the correct amount that we were required to withhold, plus interest and potential penalties. We may be entitled to relief on certain payments if we can obtain documentation (e.g., taxpayer identification forms) from instructors establishing that the instructor payee qualifies for reduced withholding tax rates, or that the instructor payee reported the payments and paid the corresponding taxes owed.

Beginning in March 2020, we began collecting appropriate taxpayer identification forms from our instructors, assessing whether the forms justified a reduced rate of withholding or withholding exemption, and remitting withholding tax payments to the IRS where required. Prior to March 2020, we had not obtained appropriate taxpayer identification forms from instructors, nor remitted applicable tax withholding amounts to the IRS where required. In accordance with GAAP, we recorded a provision for our tax exposure when it was both probable that a liability had been incurred and the amount of the exposure could be reasonably estimated. Total accrued obligations related to withholding taxes, including estimated interest, were $20.9 million and $22.2 million as of December 31, 2019 and 2020, respectively, and $22.5 million as of June 30, 2021. Changes to the withholding tax reserve and estimated interest are recorded in general and administrative expense and interest income (expense), respectively, in our consolidated statements of operations.

Evaluating potential outcomes for instructor withholding taxes is inherently uncertain and requires us to utilize various judgments, assumptions and estimates in determining our reserves. The instructor withholding provision estimate includes several key assumptions including, but not limited to, the tax characterization of our payments made to instructors, the historical lookback practices and scoping precedents of the IRS, the methods for sourcing of instructor payments to U.S. and non-U.S. jurisdictions, and management’s estimate of the relief on certain instructor payments to which we will be entitled. Accordingly, the ultimate resolution of our instructor withholding tax obligations may be greater or less than the amounts we have reserved.

Income taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our income tax expense and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We utilize the asset and liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and our reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

Recent accounting pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for information regarding recently issued accounting pronouncements.

JOBS Act transition period

We are an emerging growth company as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and qualitative disclosures about market risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest rate sensitivity

As of June 30, 2021, we had $163.2 million of cash and cash equivalents, which include on demand deposits and amounts in transit from certain payment processors for credit and debit card transactions. In addition, we had $2.9 million of restricted cash as of June 30, 2021, primarily due to the outstanding letter of credit related to the operating lease agreement for our corporate headquarters. Our cash and cash equivalents are held for working capital purposes. We did not hold any marketable securities or carry any fixed or variable rate debt as of and during 2020 or as of and during the six months ended June 30, 2021. Given the above facts and circumstances, hypothetical changes in interest rates of 10% would not result in a material impact to our consolidated financial statements.

Foreign currency risk

The reporting currency and functional currency of our foreign subsidiaries is the U.S. dollar. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statement of operations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. As such, a hypothetical 10% increase or decrease in current exchange rates could result in additional income or expense of $6.0 million in 2020. A hypothetical 10% increase or decrease in current exchange rates would not have had a material impact on income or expense for the six months ended June 30, 2021.

Letter from Eren Bali, Co-Founder

The seeds of Udemy were first planted in the apricot orchards of rural Turkey. I know that sounds fanciful, but it happens to be the truth. I was born in Turkey and grew up in a small village in Malatya, where apricot farming was the main industry. My parents were idealistic teachers who moved home to the village when no other teachers wanted to work there. The conditions were less than ideal: my mother rotated between teaching five different grades and also tended to the maintenance of the one-room schoolhouse, and many of my classmates walked miles to get to school. Despite these circumstances, all of the kids, including my sisters and me, eagerly headed to school each day.

Like the other kids, I helped with apricot farming and herding animals in the summers. I also began developing a serious interest in mathematics and chess. It was an obsession really, especially chess, and I would spend hours playing with the wooden chess pieces my father made for me.

There is an incredible amount of talent everywhere in the world, but not enough opportunities for everyone to realize their potential. When you live in a small village far from any city or university, there are limits to what you can learn from people nearby. That was the case for me, and it only changed because my parents bought a used computer and internet access for my older sister. Suddenly I could tap into the world outside our village, and soon I was searching for math problems online. These problems were on a completely different level from the math problems at my school, so I had to work on them by myself and then try to find help from the online math community. It took effort, not to mention resolve, as a number of those who responded to my early efforts were less than kind. But others, even some professional mathematicians, were supportive, and I kept at it. Eventually I won a national mathematics competition and then a silver medal at the International Math Olympiad.

Online learning profoundly changed my life, and I committed myself to creating a way for people everywhere to open up new possibilities for themselves and reach their full potential. While at university, I found myself thinking about the world’s experts, my small village, and how knowledge has historically been reserved for the few. Would it not be powerful to share that knowledge with everyone? What if we could fundamentally change access to expertise by tapping the internet’s vast potential?

With the goal of realizing this dream, I moved to the United States, a place where both my passion for learning and my entrepreneurial spirit could flourish. In 2010, with my like-minded co-founders, Oktay Caglar and Gagan Biyani, we founded Udemy. To be sure, there were those who doubted that a marketplace approach to learning would work or that we could make learning viable outside a traditional educational setting. But we remained steadfast in our conviction that those who possess knowledge want to share it with those seeking knowledge. The first courses appeared on our site in 2011, and within three years we had more than a million learners.

Udemy is now a global destination for learning and teaching online. In scale and scope—millions of learners, thousands of instructors, thousands of enterprise customers—it far exceeds my early dreams. Even so, I believe we are only just beginning. When I hear from those whose lives were forever changed by their experience learning or teaching on Udemy, I’m reminded of my own journey from a small village in Turkey to Silicon Valley. Believe me when I say that there truly is no limit to what people can accomplish when they can access the world’s knowledge and pursue their dreams.

Eren Bali

Co-Founder, Udemy, Inc.

Director, Udemy, Inc. Board of Directors

Udemy’s robust content generation engine Learning engine Robust demand Dynamic supply Udemy creates high-quality content at scale through market incentives Fresh and relevant content Personalized journey Measurable engagement Global access First-to-market incentives Compelling earnings potential Powerful learner feedback loops Rewards for relevancy 44M+ Learners 183K+ 8.6K+ Courses 65K+ Udemy Business Customers Instructors Note: Data as of June 30, 2021

Feedback loops to drive ongoing improvement at scale Open, transparent social validation through ratings and reviews Paulo Dichonne Flutter & Dart—The Complete Flutter App Development Course 4,278 Reviews 4.5 “I like the way he tries to explain the course in detail for all level i.e for Beginners, Intermediate, & Advanced. Because of Paulo, I am a developer now & I have 4 apps on Play Store.” Diego Davila The Complete Facebook Sales Funnel Blueprint 1,806 Reviews 4.6 “So far this course is exactly what I’ve been looking for and needing. The instructor is very good at explaining step-by-step what to expect and ‘how to’ and his energy and passion for the topic he’s teaching helps keep me engaged in the content.” Leila Gharani Unlock Excel VBA and Excel Macros 27,689 Reviews 4.6 “Leila is very informative and her many, many resources really help come to grips with the material.” Imtiaz Ahmad The Complete Oracle SQL Certification Course 27,558 Reviews 4.6 “I’m an assistant professor... I will definitely recommend this course to my students as well who want to learn sql programming in detail.” Note: Data as of June 30, 2021 udemy

Udemy's broad and deep library of courses

31%
Business & Soft Skills
Business
Development & Data Science
34%
Technology
IT & Software
Design
Finance & Accounting
Lifestyle
Photography
Music
Health & Fitness
Teaching & Academics
Personal Development
35%
Personal Enrichment

183K+
Courses

70K+
Non-English language courses

75
Languages

Note: Data as of June 30, 2021

Udemy’s broad and deep library of courses 31% Business & Soft Skills Design Finance & Accounting Lifestyle Photography Music Health & Fitness Teaching & Academics 34% Technology 35% Personal Enrichment 183K+ 70K+ 75+ Courses Non-English Languages language courses Note: Data as of June 30, 2021

Strong customer benefits

10% higher employee satisfaction

869%
three-year ROI

29%
less productive time lost during employee onboarding

2
months to payback

6%
higher developer and design team productivity

>3x
more employees on learning platform

5%
higher IT team productivity

Strong customer benefits Udemy Business enables companies to keep pace with the need to continuously upskill and reskill employees in a changing workplace. 10% higher employee satisfaction 869% 29% less productive time lost three-year ROI during employee onboarding 2 6% months to higher developer and design payback team productivity >3x 5% more employees on higher IT team learning platform productivty Source: IDC interviewed eight organizations about their experiences with the Udemy for Business corporate learning platform. These organizations varied in size, ranging from large multinational enterprises to service providers. Average employee size was almost 12,000 (median of 6,425) and annual revenue of $11.26 billion (median of $1.4 billion). Organizations were located in North America and EMEA and from a number of industries.

udemy

Case study:
Booz Allen Hamilton

Business outcome
1,200
employees upskilled in data science to staff client projects with the help of UB
Learning tied to business results
93%
employee retention rate for graduates
Learning outcomes
94%
of learners rated highly proficient in data science
Adoption
36,000 hours
of consumption in data science courses on Udemy Business

Note: Hours consumed as of August 31, 2020

Case study: Booz Allen Hamilton Business outcome employees upskilled in 1,200 Data Science to staff client projects with help of Udemy Business Learning tied to business results 93% rate employee for graduates retention Learning outcomes 93.5% proficient of learners in rated data highly science Adoption 36,000 hours courses of consumption on Udemy in Data Business Science

Business

Overview

Our mission is to create new possibilities for people and organizations everywhere by connecting them to the knowledge and skills they need to succeed in a changing world. Our marketplace platform, with thousands of up-to-date courses in dozens of languages, provides the tools that learners, instructors, and organizations need to achieve their goals and reach their full potential.

We believe traditional education and training methods are fast becoming outdated. Technological advancements and novel industries have significantly altered the types of skills required of workers, and lifelong training and continuous skills acquisition are becoming the norm. There is a clear need to expand access to learning and make it available across traditional barriers such as geography and social demographics.

Udemy operates a marketplace platform at the center of a vibrant knowledge network. We have created a new approach to learning that allows real-world experts to continuously create and update relevant content to our platform, where it becomes easily accessible to learners globally.

Our platform provides over 44 million learners with access to over 183,000 courses in 75 languages and over 180 countries. We define learners as people who have engaged with content through Udemy. They consist of individuals who purchase or enroll for free in single courses or subscriptions through our direct-to-consumer offering as well as those who learn through UB, our employer-sponsored subscription offering. Since inception, more than 73 million users have registered with Udemy.

Our over 65,000 instructors, supported by our platform’s course feedback and analytical tools, create high quality content in online learning—content that makes up our consumer and enterprise course catalogs. These instructors are expert industry practitioners for whom Udemy enables broad audience reach, and our aligned incentive model allows them to share in the economic upside of the course content they contribute because our instructor payments for course content are proportional to the sales of such course content on our platform.

Udemy is a two-sided marketplace where our instructors develop content to meet learner demand. Courses can be accessed through our direct-to-consumer or UB offerings. Courses on both offerings address learning objectives such as reskilling or upskilling in technology and business, enhancing soft skills, and personal development. Our catalog offers content in 75 languages spoken by over 6 billion people worldwide, including 1.3 billion English speakers, 1.1 billion Mandarin Chinese speakers, 600 million Hindi speakers, and 543 million Spanish speakers. We analyze data gathered to better determine our learners’ needs, helping us match individuals with relevant courses and, within UB, learning paths for a more personalized experience. Our learners also receive access to interactive learning tools such as quizzes, exercises, and instructor questions-and-answers, or Q&A.

Our UB offering helps over 8,600 global organizations, defined as companies of all sizes, nonprofits, and government agencies, whom we refer to as UB customers or enterprise customers, support employees’ professional growth and personal development through learning. The UB course catalog reflects the continuous curation of our broader platform content; we select for the most engaging, relevant, and high-quality courses that best fit the requirements of organizations. Our rigorous curation process considers factors such as learner feedback and ratings, topic relevance, content quality, and instructor engagement.

Our business has experienced rapid growth. From 2019 to 2020, our revenue grew 55.6% to $429.9 million, which includes 103.5% growth in UB revenue, although we incurred net losses of $69.7 million and $77.6 million during 2019 and 2020, respectively. From the six months ended June 30, 2020 to the six months ended June 30, 2021, our revenue grew 24.5% to $250.6 million, which includes 78.7% growth in UB revenue, although we incurred net losses of $52.5 million and $29.4 million during the six months ended June 30, 2020 and 2021, respectively. As of December 31, 2020 and June 30, 2021, we had an accumulated deficit of $378.5 million and $407.9 million, respectively.

Industry

As technological advancements, new fields of study, and novel industries render existing skill sets obsolete, individuals and organizations alike struggle to keep their expertise up to date. Yet continuous proficiency in the latest technologies has become a prerequisite in many fields. The need for a new model for learning and sharing skills is urgent. According to the World Economic Forum, companies surveyed estimate that around 40% of workers will require short-cycle reskilling (i.e., six months or less), and 94% of business leaders report that they expect employees to pick up new skills on the job.

The COVID-19 pandemic has further accelerated the need for skills training. According to a report by the World Economic Forum, 84% of employers surveyed report that the COVID-19 pandemic has increased the need to digitize. Adapting employees’ skills and roles to the post-pandemic ways of working is crucial to building operating-model resilience. The shift to online learning has been ongoing for years, and we expect this shift to continue to accelerate.

Unfortunately, many of today’s options have a number of shortcomings:

•

Relevance: Traditional learning solutions rely on the so-called publisher model, which involves a lengthy, centralized, and expensive “top-down” development process by multiple levels of editors and reviewers. We believe a top-down publisher model disincentivizes continuous course creation or improvement post-publication because it limits the speed of course development, instructors’ creative oversight over their content, and the cost-effectiveness of localized content production. Yet the importance of timely access to relevant skills training will only increase. According to the World Economic Forum, 97 million new roles may emerge by 2025.

•

Breadth: Due to the slower speed and higher costs associated with the publisher model, existing solutions tend to limit content to the most popular learning areas such as technical skills, creative skills, or personal development strategies. As a result, these training options may lack the content breadth, within topics and between topics, and the instructor diversity to meet the interdisciplinary objectives of modern learners. Existing solutions may not adequately address continuous and multidisciplinary learning needs.

•

Quality: While large volumes of digital learning content exist globally, the quality of this content can be difficult to ascertain. Often traditional providers do not provide quality indicators such as ratings, reviews, and past performance. The modern learner needs an efficient way to access high-quality content.

•

Scalability: Existing solutions have proven ineffective at operating on a global scale. Many rely primarily on in-person training, which is difficult to reproduce at scale and fundamentally limited by an instructor’s time and physical resources. Existing solutions have also been slow to leverage technology to expand their reach. Other digital solutions, despite being more scalable than in-person training, have also struggled to provide local content for international communities.

•

Affordability: The high cost of learning solutions prevents many individual learners from advancing or upgrading their skills. Likewise, pricing for existing solutions is often standardized globally, further limiting access in many geographies.

We offer a new approach, one that addresses these shortcomings and effectively connects the global ecosystem of learners to up-to-date knowledge from experts and practitioners around the world. We are creating a better learning experience.

Our market opportunity

According to a HolonIQ study, the global online and offline education market was $2.6 trillion across higher education, corporate training, and online learning in 2019. Before the COVID-19 pandemic, the majority of corporate training occurred offline, and we believe that online education is well placed to address the scalability and affordability limitations of offline education. With the increase of internet connectivity, technological advances, and interactive tools at a low cost, we expect a massive shift from offline to online.

Based on data from Arizton, we estimate our market opportunity in online learning to be $223 billion. We calculate this estimate by aggregating the global corporate opportunity of $71 billion and the global consumer opportunity of $152 billion in 2021. We believe that our market opportunity could grow to be multiples of today’s estimate as learning continues to transition online.

Further, we believe that online education can address the rising demand for lifelong learning in the rapidly evolving world economy, a development that would expand our market opportunity to include the majority of the global adult population.

Our solution: the world’s learning platform

Our platform allows individual learners and organizations all over the world to access affordable, relevant, and up-to-date content from experts and experienced practitioners in nearly every field. We combine this high-quality content with data insights and technology to create a platform purpose-built to meet the specific needs of learners, instructors, and organizations.

In effect, our platform delivers a powerful flywheel of content creation, engagement, and continuous content optimization. Our expert instructors continuously generate new courses and update existing ones, while our marketplace encourages engagement on the most in-demand topics. The volume and frequency of these interactions allow us to generate meaningful insights and provide real-time feedback and analytics for our instructors. These data insights in turn improve content quality, enhance course personalization, and optimize productivity and satisfaction for our learners.

One way that we foster access to courses for individual learners and organizations is through broad content distribution across our various channels. We leverage machine learning, or ML, to increase learner retention and conversion using enhanced personalization. At the same time, we believe our model encourages more relevant and engaging content through well-aligned incentives for our instructors, supported by consistent improvement from the feedback and data collected from individual learners and UB customers.

Over 17,700 free courses are available on our platform. These free courses represent an important entry point for learners to experience our platform. Over 28 million consumer learners have enrolled in free courses on a wide range of topics taught by a diverse set of instructors in a variety of languages. Through this free content, we are able to build a large and cost-effective top of the funnel for both consumer and UB leads. Once learners interact with our platform, our ML algorithms recommend courses for learners to purchase based on topic, quality, instructor rating, number of enrollments, learner’s country of origin, and more. The algorithms help us maximize revenue while offering the best value to learners. Over 3.7 million free learners have converted to buyers.

We also offer unlimited access to a curated catalog of courses through our Consumer, Enterprise, and Team plan subscriptions. The courses selected for the subscription offerings are among the highest quality, most relevant, and most popular on our platform. Pricing for our subscription plans typically begins at a range of $20-$30 per seat per month, subject to geographic variations.

Our Consumer plans are offered on a monthly basis and provide a single seat with access to a catalog of over 5,000 of our top-rated courses. Pricing for Consumer plans varies based on jurisdiction and the course catalog for which the learner has subscribed. Our Consumer plans generally renew automatically for subsequent subscription terms. Learners can cancel to prevent renewal at the end of the then-current period.

Our Team plan offers organizations access to over 6,000 top-rated courses for 5-20 seats at an annual rate starting at $360 per seat. Our Team plan offers an automatic renewal option for subsequent subscription terms. These customers can cancel to prevent renewal at the end of the then-current period. Team plan accounts can be customized to provide a unique, enterprise-specific URL and can incorporate the UB customer’s logo in the user interface. Our Team plan also permits learners to access the applicable course catalog through our UB app and provides enterprises with basic learner management tools.

Our Enterprise plan begins with the same offering as the Team plan for 21+ seats and supplements it with additional administrative tools, insights, learning playbooks, and additional courses through our language packages. Pricing for our Enterprise plans is based on volume, length of contract, and a number of other factors. Enterprise plans are available as both annual and multi-year subscriptions, with renewal and cancellation terms varying based on each customer’s specific contract. In addition to these subscriptions, we offer immersive learning experiences such as labs, skills assessments, and coding exercises in a range of verticals. These varied options help enable our sales and services teams to customize our approach to work for organizations of all sizes, from emerging companies with under 200 employees to large enterprises with over 5,000 employees.

What we offer our learners

We provide over 44 million learners with relevant, affordable, and high-quality content, and we do this on a platform that enables the constant improvement of our courses by leveraging the social validation of over 594 million course enrollments, as well as thousands of ratings and reviews. With Udemy, learners can fulfill objectives involving:

•	Technical skills: Learners often seek to gain proficiency in the latest technology, which helps them stay competitive through upskilling or reskilling their capabilities.

•

Business skills: Business and professional soft skills, such as negotiation strategy or team leadership, are in constant demand as individuals look to advance their careers, react to new workplace environments, or take on new responsibilities.

•	Personal development: Learners like to complement their primary skills with discovery of new interests or hobbies such as music, drawing, and wellness.

Learners on Udemy receive a comprehensive and immersive experience through interactive exercises and the ability to communicate directly with instructors through question-and-answer functionality. Our courses feature world-class instructors like Angela Yu, founder of the programming bootcamp London App Brewery, whose courses have approximately 1.1 million cumulative enrollments and an average rating of 4.7 out of 5.0 stars, and Jose Portilla, the Head of Data Science of Pierian Data, whose courses have approximately 3.3 million cumulative enrollments and an average rating of 4.5 out of 5.0 stars.

We work to create a trusted and welcoming platform for learners by implementing policies and procedures intended to encourage respectful behavior. This includes requiring instructors to respect the intellectual property rights of others and prohibiting the posting of any inappropriate, offensive, false, or infringing content. As part of our publication process, we assess whether courses satisfy a checklist of technical criteria related to their audio, video, and course descriptions, and we reject courses on topics prohibited on our platform. Additionally, Udemy enables learners and other parties to easily report conduct that violates our policies, and our Trust & Safety team maintains processes to take action when we become aware of policy violations, which can range from the temporary disabling of communications features in cases of excessive use to the removal of content and termination of accounts in cases of more serious policy violations, such as the posting of infringing content.

Our refund policy for courses purchased on our consumer marketplace offers learners the ability to request a cash or credit refund up to 30 days from their purchase, subject to certain refund policy guidelines. The decision to refund in either cash or credit is at our sole discretion.

What we offer our UB customers

We have over 8,600 global UB customers, including 42 of the Fortune 100. Companies such as Citi, Jaguar Land Rover, Tata Consultancy Services, Booz Allen Hamilton, PayPal, Box, Sapient, and Eventbrite are trusting UB to help them achieve their learning and development goals, drawn by the real-world expertise and experience of our instructors.

We are focused on helping UB customers upskill and reskill their teams to increase productivity, inspire innovation, address digital transformation, and drive talent retention, particularly in a post-COVID-19 world. UB customers typically express high satisfaction with their UB experience, resulting in our average net promoter score of 49 and an average course rating from UB learners of 4.5 out of 5.0 stars.

Our content is relevant to organizations across a variety of industries and includes courses in subjects like technology and business skills. Our curated UB offering begins with over 6,000 of the most engaging and relevant courses available on our platform, selected to meet the needs and standards of some of the world’s largest enterprises. As a part of this offering, we also offer an extensive non-English language collection, which includes courses in Spanish, Portuguese, German, Japanese, and French. We have continued to expand our course offering within UB with the launch of Arabic, Indonesian, Italian, Mandarin, and Turkish language packages in 2021, and we plan to launch Korean, Polish, and Russian language packages later in the year.

We use a rigorous selection process across a wide set of criteria to determine the courses that will be offered as part of UB, including:

•	User behavior: Learner feedback and ratings, as well as content searches, help us determine which courses to maintain or add to UB.

•

Customer input: Specific content requests, prospects’ requests for proposal, and customer success stories are evaluated to identify new areas of focus that help ensure the continued strong relevance of our offering.

•	Market research: Industry trends and instructor interviews help us determine relevant topics and new technologies valued by enterprises and their employees.

•	Competitor analysis: We monitor market data and analyst reports on an ongoing basis to stay at the forefront of market demand and quickly address any applicable gaps within the topics offered.

We constantly update and enhance the curated list of courses included in the UB course catalog in response to industry changes and technological advancement. As of June 30, 2021, the UB course catalog included over 74,000 hours of technical content and over 28,000 hours of business, personal and professional skills content. On average, during the first half of 2021, over 460 new courses were added each month. Our overall UB course catalog has increased from fewer than 2,500 courses in 2017 to over 11,000 today.

In addition to high-quality content, we provide the tools and insights necessary for enterprise administrators, managers, and teams to create learning paths. These learning paths allow organizations to assemble customized learning series made up of Udemy courses, the organization’s own material, and links to external resources. Learning paths are only visible within the organization that creates them, and offer a unique benefit to administrators and employees. As of June 30, 2021, our UB customers have generated over 360,000 learning paths.

We also offer UB customers a comprehensive analytics dashboard and other powerful tools through which they gain high visibility into the progress, areas of focus, and feedback of their employees. This strong set of tools, which includes our learning playbooks, helps our UB customers better understand and optimize learning experiences for their employees and ensure they are delivering a strong and measurable return on their investment in learning skills.

What we offer our instructors

We offer instructors from around the world access to a global audience of over 44 million learners. Our model allows instructors who elect to charge for courses to share directly in the economic upside of the course content they contribute and the growth of our platform. We have an aligned incentive model where payments to instructors are proportional to course sales on our platform. In 2020, our paid instructors earned $161.4 million from Udemy for their courses, with average paid instructor earnings of $2,950 and over 9,000 global instructors earning more than $1,000. In the six months ended June 30, 2021, our paid instructors earned $86.8 million from Udemy for their courses, with average paid instructor earnings of $1,574 and over 6,000 global instructors receiving more than $1,000 in earnings. The breadth of instructors and courses contributes to the wide variety of content topics available on our platform, as well as meaningful depth within most content categories. We believe that this combination of breadth and depth helps foster competition and choice on our platform and attracts learners and enterprise customers.

We enable our instructors to drive innovation and ongoing engagement on our platform. We not only provide instructors access to millions of learners but also offer proprietary tools to help them generate more relevant and better content. Instructors are able to use platform insights, review feedback from learners, and harness analytics dashboards to manage their course content, brand, and course marketing. As instructors upgrade their courses, our performance marketing engine identifies and selects the best courses to be featured to each learner around the world. Our marketing engine targets and reaches millions of learners, many more times what instructors would be able to reach on their own. Instructors can also enroll in our promotional pricing program. Through this promotional pricing program, we programmatically control the list price for courses offered through our consumer marketplace, as well as the discounted price shown to consumers during promotional events and campaigns, as and when such promotions occur in our discretion, based on course characteristics like category of content, hours of content, rating, and popularity. In addition, we offer instructors insight on the revenue opportunity and existing content for any given topic, and we provide auto-generated, translated captions from English to Spanish, Portuguese, French, German, Italian, and Polish, so instructors can better reach our global learner base.

When an instructor’s course is added to the UB catalog, instructors are subject to an exclusivity clause for the use of their content on our platform, pursuant to which instructors agree, subject to limited exceptions, not to offer any on-demand content, such as pre-recorded courses, on any competing platform in a way that directly competes with or impairs the sales of such content on our platform. This exclusivity clause is effective for so long as an instructor’s content is included in the UB catalog, and we may continue to include content in the UB catalog for up to 12 months after an instructor elects to opt out of the UB catalog. We believe these exclusivity arrangements increase the value of our offerings by increasing the amount of unique content on Udemy and helping maintain our robust roster of expert instructors.

We believe that, on average, the value we offer instructors ultimately delivers a far higher return on investment relative to other content creation and online learning competitors.

Our competitive strengths

We believe our business model benefits from several competitive advantages:

Global distribution and reach with strong brand value: We consider our platform to be naturally borderless as it connects individual learners and enterprise customers with instructors across the world. This has enabled us to develop a global distribution platform targeting all of the constituents in the learning ecosystem.

In 2020, 61% of our revenue was generated outside of North America. Our UB revenue is similarly global, with 47% of revenue from customers in North America, 29% from Europe, Middle East, and Africa, 21% from Asia Pacific, and 3% from Latin America for the twelve-month period through June 30, 2021. Because our online platform is available globally, curious learners and organizations can easily test our content. As these new learners and organizations begin to engage with us, we then have the opportunity to quickly and efficiently expand into these new markets by focusing our marketing, advertising, pricing, and language customization resources and expanding our payment options, which in turn allows us to grow our base of individual learners and enterprises on an ongoing basis and attract new instructors who create native language courses. We believe the scale of our platform and the increasing recognition of our brand create further avenues of growth.

Robust content generation engine:

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Premium quality: We have effectively built a creator platform that allows instructors to develop content on virtually any topic, while having the flexibility to update courses as they incorporate feedback from millions of learners around the world. We believe this continuously updated content, along with personalized recommendations and advanced search capabilities, presents a better value proposition for learners who benefit from accessing the most up-to-date, high-quality content that is relevant to them. The constant feedback loop between learners and instructors ensures that we are able to maintain the high quality of our overall offering.

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Relevance and speed to market: Our marketplace model motivates instructors to provide relevant content to learners quickly, whether by being first to address in-demand topics, refreshing existing topics, or finding new and better ways to serve the learner community on existing topics. Instructors who do so are more likely to have a “first-mover” advantage in attracting learners and enrollments to their courses, which in turn increases the likelihood of their course content being featured by our ML algorithms or included in our UB offerings, which also drives more enrollments and engagement from learners. We believe these structural inducements, coupled with our aligned incentive model, help drive our instructors to update their courses at a much higher rate than courses offered through competitors with a traditional publisher model. For example, 80% of courses in the UB course catalog were updated in the last two years.

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Breadth of content: We provide access to over 183,000 courses (over 17,700 of which were offered for free as of June 30, 2021), including over 70,000 courses in languages other than English. On average during the first half of 2021, instructors published more than 5,000 courses a month on our platform. Our courses cover a wide range of subjects, with 34% addressing technology topics such as development and IT, 31% covering business topics such as leadership and design, and 35% teaching personal enrichment topics such as personal development, languages, and music. Many of our competitors specialize in a specific category, which proves to be a suboptimal solution for companies and their employees that require a blend of technical, business, and soft skills. Our diverse marketplace of courses allows us to offer learners and UB customers a solution that supplements technical and business content with personal enrichment courses in the wellness, music, and lifestyle categories, among others.

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Affordability: Our ML pricing algorithms determine how much we charge for our courses in our marketplace on a per-country basis, taking into account dozens of course characteristics, including category of content, hours of content, course rating, and popularity.

Self-reinforcing flywheel with powerful network effects: We are one symbiotic, data-centric platform with over 500 million unique visitors from 2018 through 2020. We believe the growing number of individual learners and enterprises on our platform attracts instructors for whom our platform and global audience can create new income streams and help support their families and local communities. The increasing number of relevant, high-quality, and up-to-date courses offered by world-class subject matter experts and industry practitioners, in turn, attracts more individual learners and enterprises.

Our direct-to-consumer offering is synergistic with UB. As individual learners experience firsthand the quality and benefits of Udemy’s platform, they realize the impact it could have on their teams and organizations, thus becoming evangelists for Udemy within their organizations at all levels. We have been very successful at driving high-converting leads to UB, with over 60% of leads coming from our direct-to-consumer platform in 2020. These leads have helped fuel UB’s rapid growth from under $13 million in ARR in December 2017 to over $180 million in ARR in June 2021.

Powerful data insights and analytics: With over 500 million unique visitors from 2018 through 2020, an average of 33 million monthly unique visitors during the first half of 2021, more than 594 million cumulative course enrollments (including 201 million enrollments just in 2020), and almost 11 billion minutes of learning in 2020 and 2.8 billion minutes of learning during the second quarter of 2021, we believe that the volume of the data our platform collects provides meaningful insights into the behaviors and needs of our learners and instructors. We leverage that data to provide personalization for learners as well as to promote high-quality and relevant content from instructors.

We capture user behavioral data and focus on understanding the learning objectives and interests of our learners across multiple touchpoints during their learning journey to better address their needs and recommend the right courses. We also analyze enrollment data, market insights, and feedback from learners to identify needed skills or new topics of focus within our content catalog. We share this information with our instructors in real time so they can improve their course offerings.

Flexible technology platform: Our technology platform is modern, agile, accessible from a variety of online and mobile channels, and built to scale with our global growth. A deep reservoir of data with billions of data points helps our data scientists recommend better and more relevant content. We use advanced technology applications, such as personalized promotions, lifecycle marketing, and content personalization, to help tailor our platform for our learners.

Our platform’s ability to provide a personalized experience is further enhanced by the ML methodologies used to develop the algorithms included in our technology, which allow us to personalize each learner’s experience continuously and automatically. We regularly run tests to determine which product features, course recommendations, prices, and messaging will drive the best outcomes for our learners and Udemy as a whole. In addition, we have built our technology to be flexible to enable us to continuously test and add new features, such as interactive exercises and immersive learning experiences.

Our growth strategies

We are still in the early stages of our long-term growth strategy. We expect to continue expanding our consumer and UB customer base, instructor network, and content catalog while increasing our market opportunities through the following strategies:

Accelerate the growth of our enterprise business through:

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Successfully executing on our land-and-expand strategy. Our strategy focuses on acquiring new customers and efficiently growing our relationships with existing customers, beginning with either individual users or departmental deployments. Historically, we have expanded from individual to department to multi-department to enterprise-wide sales as UB’s value is proven and enterprise customers identify additional use cases. With fewer than 10% of total available seats contracted in our enterprise customer base, we consequently see a large opportunity for growth. We intend to continue to expand our sales team footprint globally and to improve our upselling tactics with the assistance of better tools and systems. In addition to inbound leads from our direct-to-consumer offering, we have developed a strong outbound lead-generation process with highly effective account-based marketing operations, allowing us to target, develop, and nurture key accounts in large organizations.

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Improving quality and relevance of our courses. We curate our enterprise catalog by selecting the highest-rated and most engaging courses from our consumer business. We intend to continue leveraging our large platform to source high-quality and relevant curricula. We will also continue to improve the speed and efficiency of our curation processes, enabling us to quickly discern the content most relevant to our enterprise customers.

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Integrating our UB offering with employees’ workflow. We provide easy-to-implement learning playbooks, which enable customers to combine UB courses with their own in-house training to create blended learning programs. UB learners can also take advantage of our personalized content recommendations, which we derive from the data we collect. We currently integrate with existing employee learning-and-development and HR workflows, including our customers’ learning management systems and learning experience platforms, to help enable a more robust offering for UB learners and greater employer visibility into learning. Examples of these integrations include Workday, SAP SuccessFactors, Slack, and ServiceNow. Integrations enable UB customers to incorporate learning in the flow of work: learners can discover, search, and consume our UB catalog. Leaders can sync, track, and report learning progress for employees across other HR systems and also encourage learning across the organization through reminders and sharing on existing company messaging platforms. Looking forward, we intend to expand our offering to integrate with additional employee learning-and-development and HR workflows, and to introduce additional services for employees, thus expanding usage within our UB customers.

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Deliver immersive learning experiences. Our platform currently offers powerful learning experiences including practice tests, coding exercises, and quizzes, which permit learners to prepare for certification exams and better retain what they have learned. We intend to expand our offerings to include deeper skills assessments, labs, and cohort-based learning. Assessments increase learning efficiency by identifying further areas of study for learners. Labs enable learners to practice the skills they are learning in the applicable technical environments. Cohort-based learning combines synchronous and asynchronous learning together with reflections and virtual classroom time, enabling learning from one’s peers and creating accountability to the cohort for course completion and live participation. We will also consider acquisitions to expand the immersive learning experiences we offer, with a goal of improving learner outcomes and ultimately increasing retention.

Increase learner retention through:

•	Building a global personalization engine. Since the beginning of 2020, we have invested considerable resources in developing a personalization-based technology platform, which includes:

-	State-of-the-art eventing platform to track and store every learner interaction with our site and apps;

-	Customer data platform to structure and analyze all of our learner data;

-	Lifecycle marketing platform to develop, train, and operationalize personalization algorithms; and

-	Campaign management platform to link personalization algorithms with customer-facing touch-points such as website placements, emails, and push notifications among others.

Our personalization efforts are only beginning. We believe that these investments will yield high returns around customer engagement, retention, and lifetime value in the years to come.

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Expanding our subscription offering. In early 2021, we launched a direct-to-consumer subscription in beta testing. In its initial format, the subscription offering is similar to our Team plan offering focused on professional skills. Our objective is to provide consumers ongoing access to the platform’s best content for a monthly fee. We believe there is broad demand for learning subscriptions, and we are uniquely positioned to provide a compelling and highly competitive product. We plan to test and launch additional forms of subscriptions including bootcamp-style courses with assessments and labs to help learners reach new levels of proficiency. We believe that consumer subscriptions, in the absence of employer-sponsored access, will increase the retention of individual learners who seek to continuously acquire new skills and value greater ongoing access to content. Offering different subscription packages based on area of expertise or added features, for example, will allow us to capture different types of individual learners at different price points, all while increasing their engagement with Udemy.

Expand our geographic footprint through:

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Organic expansion. All of our courses are discoverable everywhere in the world. We enter new countries via courses taught in English, as they appeal to a broad audience globally. As the platform grows in popularity through organic levers such as word of mouth or search engine optimization, local instructors create courses in their native languages, increasing Udemy’s appeal to learners fluent in those languages. As of June 30, 2021, we offered over 70,000 courses in languages other than English. We will continue to invest in our technology and our brand to drive search engine optimization and word of mouth in order to continue the organic growth.

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Executing our international playbook. As the content catalog expands in each country, we start investing in additional growth levers such as local payment methods, local currency pricing, and local marketing. These investments drive higher traffic, enrollments, and revenue for our direct-to-consumer business, as well as leads for UB. Once we reach a steady volume of leads to UB, we build in-country go-to-market sales teams to grow and expand our UB customer base. We also may partner with local companies that have an interest in growing the adult learning market in their countries. We have executed our international playbook in a number of countries, including Brazil, India, and Japan, and we are in the process of similar investments in Indonesia, Mexico, South Africa, and other key geographic markets. Our international playbook will continue to allow us to build a targeted list of countries in which we anticipate we will expand with a high likelihood of success.

Competition

The market for developing skills is rapidly growing and highly competitive. We compete for individual learners, enterprise customers, and instructors on the following basis:

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Learners: We compete for learners based on our course catalog, instructors, and learning tools. We believe that we are positioned favorably because of our ability to attract instructors and support them with data and insights to create and refresh high-quality content.

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Udemy Business customers: We compete for customers based on our up-to-date content, the breadth and depth of that content across the full range of core business functions, and advanced product features that optimize self-paced learning and enable organizations to effectively drive programmatic learning. We believe that we are positioned favorably because of the synergies between our consumer and UB businesses, and the strategic partnerships we form with our UB customers that help them drive engagement in their learning programs and, in turn, business outcomes like employee retention and corporate productivity.

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Instructors: We compete for instructors based on our ability to provide monetization opportunities. We believe that we are positioned favorably because of our ability to attract learners across the globe, provide data and insights to help instructors to retain learners, and offer an attractive shared revenue model.

We believe the competitive landscape is not well-suited to address the growing need for people to develop skills that are continuously and rapidly evolving. The traditional publisher model can be slow moving and reactive. Other niche marketplace models cannot serve the learner of today who is focused on developing both the hard and soft skills. We expect to gain market share as our marketplace platform offers the breadth of skills needed by learners and organizations. Competition can include:

•	Corporate training offerings, such as those from Pluralsight, LinkedIn Learning, and Skillsoft

•	Direct-to-consumer training offerings, such as those from Coursera and edX

•	Specialized content training offerings, such as those from A Cloud Guru and Skillshare

•	Online free resources used to gather and share knowledge and skills

We believe our business model offers the following advantages over these competitors:

•	Our marketplace model that has created a vibrant ecosystem of individual learners, organizations, and instructors

•	Our learner base of over 44 million individuals

•	Our network of over 65,000 instructors, many of whom are expert practitioners in their fields

•	Our data and analytics platform that continuously improves as we scale

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Our ability to provide individual learners with relevant content based on their interests and objectives, with over 183,000 courses covering a broad array of subjects and over 70,000 courses in local languages as of June 30, 2021

•	Our global presence and brand recognition

Sales and Marketing

Consumers

Our direct-to-consumer marketing strategy focuses on brand and performance marketing, strategic partnerships, and lifecycle monetization. Brand marketing increases awareness while performance marketing drives incremental traffic among potential learners. The strength of our community and brand drives significant organic acquisition, with the majority of our customers coming from unpaid channels. Our strategic partnerships aim to increase reach by making Udemy courses discoverable on third-party websites and mobile apps. Finally, lifecycle marketing and monetization focuses on building personalization at scale, increasing learner retention and long-term value, optimizing prices and promotions, and testing new monetization models.

Udemy Business

Our consumer ecosystem helps drive UB marketing efficiency and provides leads for prospective UB customers. As we expand to new regions and countries, we first market to organizations to generate brand awareness and interest in our UB offering, and then our sales team identifies and engages with potential customers.

We sell to our UB customers both directly, through our sales teams, and indirectly, through third-party channels. Once an organization signs on, our customer success team partners closely with that organization to track progress toward business outcomes and determine opportunities for expanding usage.

Instructors

Global experts learn about Udemy in a variety of ways including awareness campaigns and by coming to the platform as learners. Once onboard, our platform provides instructors with insights into learner demand and financial opportunity, incentivizing them to create new course content. Our Instructor Partnership team works closely with our top instructors to share plans and develop new products and services.

Our policies for learners and instructors

Terms of Use

Our Terms of Use cover the basic rules for all account-holders on our platform, including provisions on how a user may open an account and enroll in courses, the rights of learners around refunds and lifetime access, rules for user-generated content and user behavior, the terms of the license from Udemy to learners, and certain other disclaimers and general legal terms.

Instructor Terms

Our Instructor Terms cover instructor-specific features of our platform. This includes obligations around content quality (requiring accuracy and sufficient expertise), respectful behavior (prohibiting inappropriate, offensive, or infringing content), and use of the Udemy platform (prohibiting unauthorized outreach to learners). The Instructor Terms also include provisions on the license that instructors grant to Udemy when uploading content, instructors’ indirect relationship with learners, policies for course pricing, policies for instructor royalty payments, and other general legal terms.

Trust & Safety policies

Our Trust & Safety policies detail the behaviors that are prohibited or required of our platform’s users. These include behavior rules for learners and instructors, a list of prohibited course topics, quality standards for course descriptions and content, rules for the use of Udemy’s marketing and communications features, and policies regarding our instructor verification process.

Technology and research and development

Our technology consists of a global distribution platform designed to support all parties in the learning ecosystem. It features a modern architecture designed to support our continued growth at scale. Our goal is to provide world-class experiences across most screens and devices.

We have a cross-functional, agile team of data scientists, ML engineers, software engineers, and product managers focused on continuously improving our platform to address evolving customer needs. Thus far, the team has built algorithmic and model-driven solutions at scale to provide the following capabilities: personalized and differentiated experiences for all learners, comprehensive instructor tools for content delivery and student engagement, and insights dashboards for enterprises to track employee training progress.

We have built a closed-loop user journey on top of a robust, enterprise-grade technology platform. Through data collection over time, we are able to continue perfecting our learner personalization. Personalized learner experiences begin with offering the correct product and pricing to users through marketing, multi-offering communications, and customer data platforms. Using ML-based tools, we then drive a highly personalized user experience for our learners that includes optimizing the offering, time, and frequency of each communication, recommending relevant content based on learner objectives and preferences, and offering tailored promotions to drive retention and engagement. We also capture learner interest, goals, and searches at different times during the user journey so we can provide the best possible recommendations for courses and learning paths.

We continuously gather market research and leverage user data to optimize the content available on our platform. Through our deep understanding of learner needs, we aim to deliver the right learning content, packaged the right way, and offered at the right time. The data gathered also provides powerful insight tools and feedback to our instructors so they can improve their courses and ultimately preserve the high quality of our overall offering.

Human capital resources

We believe we have a world-class culture with a highly engaged global employee base. We have achieved 4.5 of 5.0 stars on Glassdoor, a platform which represents voluntary reviews among current and former employees, as of June 30, 2021. Additionally, our company has been recognized as a Bay Area Best Place to Work by San Francisco Business Times and as a #1 employer in Turkey on the Great Place to Work lists for three years in a row. As reflected in our annual employee survey, our employee engagement score is 83%, which is 12% above benchmark for companies at our size and stage.

We are proud of our internal focus on learning and development and leverage the UB platform to drive upskilling and career growth within our organization. “Always Learning” is a key value for our company. We hold monthly “Drop Everything and Learn” hours to provide employees with dedicated time they can use to learn professional or personal skills offered on our platform. We also use UB to provide our team with access to a wide range of content, from important all-company meetings to a variety of management training courses developed by our own Learning & Development team.

Our mission-driven approach to make knowledge opportunities accessible to learners around the world helps drive recruitment to our team. Udemy is the only digital learning company included in the Fortune 2020 Change the World list, and our employees enjoy the opportunity to be a part of a socially conscious brand benefiting all constituents. Overall, we are a leader in gender diversity among companies like ours, with 43% of our global workforce, 31% of our senior leadership, and 27% of our technical workforce identifying as women as of June 30, 2021.

As of June 30, 2021, we had 1,013 full-time employees. None of our employees are represented by unions. We consider the relationship with our employees to be strong and have not experienced interruptions of operations due to labor disagreements.

Our environmental, social, and governance efforts

As a mission-driven company, we strive to create a positive social and economic impact, balancing the needs of our learners, instructors, customers, employees, investors, and the environment. We enable anyone from anywhere in the world to create a course and to market it to consumer and enterprise learners. Our platform helps novices learn from experienced practitioners. Access and inclusion are at the very core of our business model. We believe that providing access to learning at scale supports the United Nations Sustainable Development Goals, or SDGs, including:

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Goal 4 – Lifelong Learning: We provide inclusive and equitable quality training and promote lifelong learning opportunities for all. 38 million cumulative learners consumed almost 11 billion minutes of easy-to-access quality learning on our platform during 2020.

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Goal 8 – Decent Work and Economic Growth: During 2020, our paid instructors earned $161.4 million for their courses, with average paid instructor earnings of $2,950 and over 9,000 global instructors receiving more than $1,000 in earnings. In the six months ended June 30, 2021, our paid instructors earned $86.8 million from Udemy for their courses, with average paid instructor earnings of $1,574 and over 6,000 global instructors receiving more than $1,000 in earnings. We enable individuals from around the world to create new income streams and support their families and local communities.

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Goal 10 – Reduced Inequalities: Any individual can be an instructor on our platform regardless of formal academic qualifications. Our platform eliminates barriers to teaching and enables practitioners to spread their knowledge globally. Learners tap our platform for affordable upskilling that unlock career opportunities regardless of prior formal education and geography. Essentially anyone can use our platform and learn. We offer over 17,700 free courses and our instructors distribute millions of instructor coupons globally to encourage individuals to try their courses for free. In 2020, 78% of consumer learner course enrollments on our platform were free.

Beyond these United Nations SDGs, we reference the Sustainability Accounting Standards Board, or the SASB, in our impact reporting. An independent institution, the SASB provides a globally recognized framework for sustainability reporting across companies and industries.

In July 2021, we received an ESG Risk Rating from Sustainalytics, a Morningstar company and an independent provider of ESG and corporate governance ratings, research and analysis. As of July 2021, our ESG Risk Rating placed us in the first percentile in the internet software and services sub-industry assessed by Sustainalytics.

Our ESG goals and policies

We are committed to pursuing sustainable business practices and have implemented ESG policies and goals throughout our company to fulfill this commitment.

Environmental: We actively manage the environmental footprint of our operations. We use both hosted data centers and cloud computing providers for our operations. In our hosted data center environments, we use equipment that meets energy efficiency standards set forth by the American Society of Heating, Refrigerating and Air-Conditioning Engineers and by the Electronic Product Environmental Assessment Tool. Our cloud computing provider intends to power its operations with 100% renewable energy by 2025. We prioritize selection of highly rated Leadership in Energy and Environmental Design or comparable standards design in leasing office space.

Social: Our business impacts society through our relationships with our varied stakeholders, but it starts with our employees. We believe in the importance of fostering a diverse, inclusive, and safe workplace, recognizing that through diversity and inclusiveness we gain a variety of perspectives, views, and ideas that strengthen our ability to strategize, communicate, and deliver on our mission. Overall, as of December 31, 2020, 43% of our global workforce, 31% of our senior leadership, and 27% of our technical workforce identified as women. We established a board of directors that values diversity and representative governance. We are committed to increasing diversity and representation through our diversity, inclusion, equity, and belonging initiatives, and to disclosing our diversity statistics on an annual basis.

We believe that building a better business means engaging with the communities in which we work and invest. We encourage and support community engagement. Our community program uses a global-and-local approach and is driven by the community involvement teams in many of our offices. Projects are organized locally and partner with various service organizations within our communities dedicated to causes encompassing public service, learning, environmental efforts, healthcare, and military veterans. We established a formalized charitable giving program with an employee matching component that contributed to over 50 charities since its inception.

The Udemy Free Resource Center drove more than six million enrollments to over 700 free courses designed to enable learners to acquire the skills they need to navigate the COVID-19 pandemic.

Governance: We created a governance structure to promote responsibility and accountability for ESG matters across our company. Our single-class capital structure adheres to best practices in corporate governance. The nominating and corporate governance committee of the board of directors will oversee ESG matters pursuant to its charter. For more information, see “Management—Board committees—Nominating and corporate governance committee.” Prior to the completion of this offering, we will establish an employee-led ESG committee, with participation from executive management and senior members of our operations, finance, marketing, people, and legal teams. Our ESG committee will meet quarterly and report to executive management and to the board of directors.

Data security and privacy are critically important to our operations. We have implemented extensive security practices designed to ensure appropriate physical, technical, and administrative safeguards to protect customer and employee data. This program includes a data registry and a data map of the systems where customer information is stored, and consumer-facing privacy policies that describe our data and privacy practices. The audit committee of the board of directors will oversee cybersecurity matters pursuant to its charter. For more information, see “Management—Board committees—Audit committee.”

Properties

Our corporate headquarters, consisting of approximately 59,000 square feet of office space in San Francisco, California, is leased through 2024, with an option to extend until 2029. We also lease additional office space in locations around the world, including Mountain View, California; Denver, Colorado; Ankara, Turkey; and Dublin, Ireland. We also maintain geographic hubs without office space in Austin, Texas; Boston, Massachusetts; Melbourne, Australia; New Delhi, India; Istanbul, Turkey; and São Paulo, Brazil. We believe that our facilities are suitable to meet our current needs. We also anticipate that suitable additional or alternative space will be available at commercially reasonable terms for future expansion.

Legal proceedings

California class action complaint

In August 2021, a putative class action complaint captioned Williams v. Udemy, Inc., Case No. 3:21-CV-06489, was filed against us in the U.S. District Court for the Northern District of California alleging violations of California’s unfair competition and false advertising statutes as well as the California Consumer Legal Remedies Act in connection with the promotional “strike-through” pricing for courses offered on our platform, alleging that the reference prices used for comparison purposes are false or misleading. The complaint seeks injunctive relief, unspecified damages, restitution and disgorgement of profits. We are in the process of investigating the claims alleged in the complaint and have not yet answered. We intend to vigorously defend ourselves in this matter.

Other legal proceedings

We are subject to other legal proceedings and claims that arise in the ordinary course of business from time to time, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, have a material adverse effect on our business, financial condition, results of operations, or cash flows. Future litigation may be necessary to defend ourselves and our business partners and to determine the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Management

Executive officers and directors

The following table sets forth the names and positions of our executive officers and directors and their ages as of October 15, 2021:

Name	Age	Position
Executive officers:
Gregg Coccari	69	President, Chief Executive Officer and Chairperson of the Board of Directors
Sarah Blanchard	45	Chief Financial Officer
Velayudhan (Venu) Venugopal	61	Chief Technology Officer
Gregory Brown	52	President, Udemy Business
Cara Brennan Allamano	44	Senior Vice President, People, Places and Learning
Llibert Argerich	41	Senior Vice President, Marketing
Prasad Gune	54	Senior Vice President, Product
Non-employee directors:
Eren Bali(1)	37	Director
Parker Barrile	40	Director
Kenneth Fox(2)	51	Director
Heather Hiles(1)(3)	52	Director
Lawrence Illg(3)	50	Director
Jeffrey Lieberman(2)	47	Director
Lydia Paterson(3)	49	Director

(1)	Member of the nominating and corporate governance committee (as of completion of this offering).

(2)	Member of the compensation committee (as of completion of this offering).

(3)	Member of the audit committee (as of completion of this offering).

Executive officers

Gregg Coccari has served as our President and Chief Executive Officer and as a member of our board of directors since February 2019, and as our Chairperson of the Board of Directors since May 2021. From November 2015 to March 2017, Mr. Coccari served as Chief Executive Officer of Stella & Chewy’s, a pet food company specializing in raw, natural pet foods, before pursuing non-professional interests from April 2017 to January 2019. Before Stella & Chewy’s, Mr. Coccari served as President and Chief Executive Officer of Futuredontics, a provider of dental marketing services and software, from 2010 to 2012, as President and Chief Executive Officer of NetQuote, an online insurance quote marketplace, from 2006 to 2009, and as President and Chief Executive Officer of Teleflora, an online flower delivery network, from 1992 to 2004. Mr. Coccari received a B.S. in psychology from Colgate University and an M.B.A. from the Wharton School of the University of Pennsylvania.

We believe that Mr. Coccari is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our President and Chief Executive Officer.

Sarah Blanchard has served as our Chief Financial Officer since April 2021. Prior to joining Udemy, Ms. Blanchard served as Chief Financial Officer and Chief Operating Officer of Omada Health, a digital healthcare platform focused on sustainable lifestyle changes, from March 2019 to April 2021, and as Omada Health’s Chief Financial Officer from August 2014 to March 2019. Ms. Blanchard previously served as Chief Financial Officer of CoreOS, a developer of Kubernetes and container-native software solutions, from October 2017 until CoreOS’s acquisition by Red Hat in January 2018. Before that, Ms. Blanchard served as Vice President, Finance of Silver Spring Networks, a smart grid products provider, from 2009 to 2014. Ms. Blanchard received a B.A. in accounting from Michigan State University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Venu Venugopal has served as our Chief Technology Officer since May 2019. Before joining Udemy, Mr. Venugopal spent over six years at Vrbo.com, a division of Expedia Group, an online travel shopping company, where he held multiple roles from December 2012 to April 2019, including Vice President of Engineering from December 2015 to April 2019. Before that, Mr. Venugopal served in various engineering and product development roles at Adobe, a computer software company, from 2005 to 2011 and, prior to its acquisition by Adobe, at Macromedia, a graphics, multimedia and web development software company, from 2000 to 2005. Mr. Venugopal received a B.E. in mechanical engineering from Madras University, as well as an M.S. in computer science and an M.Eng. in mechanical engineering from the University of New Brunswick, Fredericton, Canada.

Gregory Brown has served as the President, Udemy Business since December 2020. Prior to joining Udemy, Mr. Brown served as the Chief Executive Officer of Reflektive, a performance, engagement and analytics solution platform, from August 2019 until December 2020. Prior to Reflektive, Mr. Brown was the Senior Vice President of International Business at Blackhawk Network, a global payments provider, from August 2017 to August 2019. Before that, Mr. Brown served as Chief Revenue Officer for Achievers Solutions, a developer of cloud-based employee engagement software, from February 2013 to August 2017, and as Chief Revenue Officer for Extole, a developer of an online advocate marketing platform, from April 2011 to February 2013. Mr. Brown received a B.S. in business administration from California Polytechnic State University – San Luis Obispo.

Cara Brennan Allamano has served as our Senior Vice President, People, Places and Learning, since June 2018. Ms. Allamano also currently serves as a managing partner of PeopleTech Advisors, a consulting firm for HR technology companies that she founded in March 2013. Before joining Udemy, Ms. Allamano served as Senior Vice President, People + Places for Planet, a satellite imaging platform, from June 2014 to June 2018. Before serving as a consultant from 2013 to 2014, Ms. Allamano established the People team at Pinterest, a social media web and mobile application company, from 2012 to 2013. Ms. Allamano received a B.A. in English from the University of Kentucky and a master’s degree in human resources and organizational development from the University of San Francisco.

Llibert Argerich has served as our Senior Vice President, Marketing since August 2020 and previously served as our Vice President, Marketing from June 2018 to August 2020. Prior to joining Udemy, Mr. Argerich spent eight years at eBay, Inc., a multinational e-commerce platform, where he held multiple roles from 2010 until May 2018, including Global Director, Performance & Digital Marketing from January 2017 to May 2018 and Global Director, Social & Influencer Marketing from January 2015 to December 2016. Before that, Mr. Argerich served in various marketing roles at Expedia Group, an online travel shopping company, from August 2006 until June 2010. Mr. Argerich received a B.S. in economics and business from the Université des Sciences Sociales de Toulouse, Toulouse, France.

Prasad Gune has served as our Senior Vice President, Product, since December 2019. Before joining Udemy, Mr. Gune served as Senior Vice President, Product for Signifyd, an e-commerce fraud protection platform, from January 2019 to December 2019. Prior to that, Mr. Gune worked at OpenTable, an online restaurant-reservation service company, where he served as Senior Vice President, Product from October 2017 to June 2018 and Senior Vice President, Restaurant Product Management from May 2016 to September 2017. Before OpenTable, Mr. Gune worked in various leadership roles at LinkedIn, a professional networking company, Bain & Company, a management consultancy, Oracle, a database management company, and Siebel Systems, a customer relationship management software developer. Mr. Gune received a B.E. in mechanical engineering from the College of Engineering, Pune in Pune, India, an M.S. in mechanical engineering from the University of California, Berkeley, and an M.B.A. from Harvard Business School.

Non-employee directors

Eren Bali co-founded our company in January 2010 and has served as a member of our board of directors since then. Mr. Bali also served as our Chief Executive Officer from January 2010 to April 2014. Mr. Bali currently serves as Chief Executive Officer of Carbon Health, a technology-enabled healthcare provider, which he co-founded in October 2015. Mr. Bali serves on the boards of directors of various private companies. Mr. Bali received a B.S. in computer engineering and mathematics from Middle East Technical University, Ankara, Turkey.

We believe that Mr. Bali is qualified to serve on our board of directors because of the perspective and experience he brings as our co-founder and former Chief Executive Officer.

Parker Barrile has served as a member of our board of directors since January 2021. Mr. Barrile is currently a partner for Norwest Venture Partners, a venture and growth equity investment firm, where he has worked since December 2016. Prior to that, Mr. Barrile served as Chief Product Officer for Prosper Marketplace, a peer-to-peer lending marketplace, from August 2015 to September 2016, and Vice President of Product at LinkedIn, a professional networking company, from September 2009 to August 2014. Mr. Barrile currently serves on the boards of directors of several private companies. Mr. Barrile received a B.S. in mathematics and an M.B.A. from Stanford University.

Mr. Barrile was selected to serve on our board of directors because of his extensive experience in the venture capital industry, his business and leadership experience, and his knowledge of technology companies.

Kenneth Fox has served as a member of our board of directors since May 2015. Mr. Fox currently serves as a Managing Partner of Stripes, a growth equity firm which he founded in 2010. Prior to forming Stripes, Mr. Fox was a Managing Director and co-founder of Internet Capital Group, a venture capital firm. He was also the founder and Chairman of ICG Asia, a Hong Kong-listed joint venture with Hutchison-Whampoa that Hutchison later acquired. Mr. Fox currently serves on the boards of directors of Supernova Partners Acquisition Company, Supernova Partners Acquisition Co. II, Supernova Partners Acquisition Co. III, and several Stripes investments, including On-Running and Monday.com. Mr. Fox previously served on the board of directors of Blue Apron Holdings from 2014 to 2019 and Turtle Beach Corporation from 2014 to 2018. Mr. Fox received a B.S. in economics from The Pennsylvania State University.

We believe that Mr. Fox is qualified to serve on our board of directors because of his extensive experience in the venture capital industry, his business and leadership experience and his knowledge of technology companies.

Heather Hiles has served as a member of our board of directors since August 2020. Mx. Hiles currently serves as the managing partner of Black Ops Ventures, a seed-stage venture firm funding Black founders. Mx. Hiles previously served as the founding Chancellor and Chief Executive Officer of Calbright College, an online community college focused on preparation for jobs in the technology industry, from January 2019 to March 2020. Prior to that, Mx. Hiles was the Deputy Director of Postsecondary Success Solutions at the Bill & Melinda Gates Foundation, a nonprofit organization focused on fighting poverty, disease, and inequity around the world, from October 2016 to November 2017. Mx. Hiles previously served as Chief Executive Officer of Pathbrite, a digital portfolio platform used by colleges and universities, from their founding of Pathbrite in February 2012 until Pathbrite’s sale to Cengage Learning in November 2015. Before that, Mx. Hiles served as Chief Executive Officer of SFWorks, a nonprofit they founded that trained and placed people on welfare into living-wage jobs, from 1997 to 2001. Mx. Hiles currently serves on the boards of directors for several private companies, including Black Girls Code. Mx. Hiles received a B.A. in development studies and ethnic studies from the University of California, Berkeley and an M.B.A. from Yale University.

We believe that Mx. Hiles is qualified to serve on our board of directors because of their extensive experience in the education and talent development industry, their business and leadership experience, financial expertise and their knowledge of technology companies.

Lawrence Illg has served as a member of our board of directors since May 2016. Mr. Illg has served as Chief Executive Officer, Food and EdTech, for Prosus, the international internet assets division of Naspers, since December 2018 and April 2021 respectively, and previously served as Chief Executive Officer, Prosus Ventures, the venture investing arm of Prosus, from 2015 until December 2020. Before that, Mr. Illg served as Chief Operating Officer, eCommerce, at Naspers, Prosus’ parent company, from 2013 to 2015. Prior to Naspers, Mr. Illg served as Vice President and General Manager of New Ventures at Trulia, an online real estate marketplace, from 2012 to 2013. Mr. Illg has served as a member of the board of directors of Skillsoft since June 2021 and also serves on the boards of directors of several private companies. Mr. Illg received a B.S. in economics and an M.B.A. from the University of California, Berkeley.

We believe that Mr. Illg is qualified to serve on our board of directors because of his extensive experience in the venture capital industry, his business and leadership experience and his knowledge of technology companies.

Jeffrey Lieberman has served as a member of our board of directors since February 2015. Since 1998, Mr. Lieberman has worked at Insight Partners, a private equity and venture capital firm, where he currently serves as managing director. Mr. Lieberman currently serves on the board of directors of HelloFresh SE. Mr. Lieberman previously served on the boards of directors of Qualtrics International from 2017 to 2019, Shutterstock from 2007 to 2016, Mimecast from 2012 to 2020, and Cvent from 2011 to 2016. Mr. Lieberman received a B.S. in systems engineering and finance from the University of Pennsylvania.

We believe that Mr. Lieberman is qualified to serve on our board of directors because of his extensive experience as a public company director and his extensive experience in the venture capital industry.

Lydia Paterson has served as a member of our board of directors since December 2019. Ms. Paterson is currently the Chief Financial Officer of OLX Group, a global online classifieds marketplace and a subsidiary of Prosus. Prior to that, Ms. Paterson served as the Vice President, Global Finance and Corporate FP&A for PayPal, an online payments company, from August 2012 to May 2016, and in various finance executive roles at eBay, a multinational e-commerce platform, from March 1999 to August 2012. Ms. Paterson currently serves on the boards of directors of several private companies. Ms. Paterson received a B.B.A. from Simon Fraser University.

We believe that Ms. Paterson is qualified to serve on our board of directors because of her global business and leadership experience, financial expertise and her knowledge of technology companies.

Family relationships

There are no family relationships among any of our executive officers or directors.

Board composition

Our board of directors currently consists of eight members. Prior to completion of this offering, Mr. Barrile will resign from our board of directors. As such, after completion of this offering, we will have seven directors.

After the completion of this offering, the number of directors will be fixed from time to time by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his, her, or their successor, or until his, her, or their earlier death, resignation, or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Kenneth Fox and Heather Hiles, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Gregg Coccari and Jeffrey Lieberman, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be Eren Bali, Lawrence Illg, and Lydia Paterson, and their terms will expire at the annual meeting of stockholders to be held in 2024.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his, her, or their election and until his, her, or their successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Select Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his, her, or their capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including: (1) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director and (2) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his, her, or their ability to exercise independent judgment in carrying out his, her, or their responsibilities. Based upon information requested from and provided by each director concerning his, her, or their background, employment, and affiliations, including family relationships, our board of directors has determined that Eren Bali, Kenneth Fox, Heather Hiles, Lawrence Illg, Jeffrey Liberman and Lydia Paterson, representing six of our seven directors following completion of this offering, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Certain relationships and related party transactions.”

Board leadership structure

Gregg Coccari, our President and Chief Executive Officer, also serves as Chairperson of the Board of Directors. Our board of directors believes that this leadership structure, coupled with a strong emphasis on independence of the board of directors, provides effective independent oversight of management while allowing both the board of directors and management to benefit from Mr. Coccari’s leadership and business experience. As Chairperson of the Board of Directors and President and Chief Executive Officer, Mr. Coccari has been the director most capable of effectively identifying strategic priorities and vision, coordinating the board of directors’ agenda to focus on discussions critical to the success of our company and executing our strategy and business plans. We believe this experience, together with the outside experience, oversight and expertise of our independent directors, allows for differing perspectives and roles regarding strategy development that benefit our stockholders. Further, our board of directors believes that Mr. Coccari’s combined role enables decisive leadership, ensures clear accountability and enhances our ability to communicate its message and strategy clearly and consistently to its stockholders, employees and customers.

Prior to the completion of this offering, our corporate governance guidelines will provide that one of our independent directors will serve as the lead independent director at any time when the chairperson is not independent. Our board of directors has appointed Jeffrey Lieberman to serve as our lead independent director in light of Mr. Coccari’s leadership as our combined President, Chief Executive Officer and Chairperson of the Board of Directors. As lead independent director, Mr. Lieberman will be responsible for calling separate meetings of the independent directors, determining the agenda for, and serving as chairperson of, meetings of independent directors, and providing feedback to our chief executive officer and chairperson from executive sessions.

Role of the board in risk oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The corporate governance and nominating committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks.

Board committees

Prior to the completion of this offering, our board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and the responsibilities described below.

Audit committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be Heather Hiles, Lawrence Illg and Lydia Paterson. Ms. Paterson will be the chair of our audit committee and is an audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of Nasdaq. Our audit committee will oversee our corporate accounting and financial reporting process and assist our board of directors in monitoring our financial systems. Our audit committee will also:

•	select and hire the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	approve audit and non-audit services and fees;

•

review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

•	review reports and communications from the independent registered public accounting firm;

•	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

•	review our policies on risk assessment and risk management;

•	monitoring and assessing, and overseeing the reporting of, any material cybersecurity breaches and associated risks;

•	review and monitor conflicts of interest situations, and approve or prohibit any involvement in matters that may involve a conflict of interest or taking of a corporate opportunity;

•	review related party transactions; and

•

establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be Kenneth Fox and Jeffrey Lieberman. Mr. Lieberman will be the chair of our compensation committee. Our compensation committee will oversee our compensation policies, plans and benefits programs. The compensation committee will also:

•	oversee our overall compensation philosophy and compensation policies, plans and benefit programs;

•	review and approve compensation for our executive officers and directors;

•	prepare the compensation committee report that the SEC will require to be included in our annual proxy statement; and

•	administer our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Nominating and corporate governance committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be Eren Bali and Heather Hiles. Mx. Hiles will be the chair of our nominating and corporate governance committee. Our nominating and corporate governance committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Specifically, the nominating and corporate governance committee will:

•	identify, evaluate and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	oversee ESG matters;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	evaluate the performance of our board of directors and of individual directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Director compensation

Mr. Coccari, our only employee director during the year ended December 31, 2020, did not receive any compensation for his service as a director during the year December 31, 2020. The compensation received by Mr. Coccari as an employee in 2020 is set forth in “Executive compensation.”

Prior to this offering, we have not implemented a formal policy with respect to compensation payable to our non-employee directors. From time to time, we have granted equity awards to attract them to join our board of directors and for their continued service on our board of directors. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and its committees.

The following table provides information regarding the compensation of our non-employee directors for service as directors for the year ended December 31, 2020:

Name	Option awards ($)(1)	Total ($)

Eren Bali	—	—

Parker Barrile	—	—

Kenneth Fox	—	—

Heather Hiles	619,000	619,000

Lawrence Illg	—	—

Jeffrey Lieberman	—	—

Lydia Paterson	367,000	367,000

(1)

In accordance with SEC rules, the amount in this column reflects the aggregate grant date fair value of stock options granted during 2020 computed in accordance with Accounting Standards Codification (ASC) Topic 718, rather than the amount paid or realized by the director. We provide information regarding the assumptions used to calculate the value of all stock options granted to our directors in Note 13 to our audited financial statements included elsewhere in this prospectus.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2020 by each non-employee director. None of our non-employee directors had stock awards outstanding as of December 31, 2020.

Name	Options outstanding at year end

Eren Bali	—

Parker Barrile	—

Kenneth Fox	—

Heather Hiles	100,000(1)

Lawrence Illg	—

Jeffrey Lieberman	—

Lydia Paterson	100,000(2)

(1)	One-fourth of the shares underlying the option vest on August 26, 2021 and the remaining shares vest monthly thereafter, subject to continued service.

(2)	One-fourth of the shares underlying the option vested on December 15, 2020 and the remaining shares vest monthly thereafter, subject to continued service.

Non-employee director compensation policy

Prior to this offering, we expect our board of directors to adopt and our stockholders approve a new compensation policy for our non-employee directors that will be effective as of the date of the first sale of our shares to the general public upon the closing of the underwritten public offering pursuant to the effectiveness of the registration statement of which this prospectus forms a part. This policy was developed with input from our independent compensation consultant regarding practices and compensation levels at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under this compensation policy, each non-employee director will receive the cash and equity compensation for board services described below. We also will continue to reimburse our non-employee directors for reasonable, customary, and documented travel expenses to board of directors or committee meetings.

The compensation policy includes a maximum annual limit of $750,000 of cash retainers or fees and equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year, increased to $1,500,000 in an individual’s first year of service as a non-employee director. Any cash compensation paid or equity awards granted to a person for their services as an employee, or for their services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Cash compensation

Following the completion of this offering, non-employee directors will be entitled to receive the following cash compensation for their services under the compensation policy:

•	$35,000 per year for service as a board member;

•	$15,000 per year for service as a lead independent director;

•	$20,000 per year for service as chair of the audit committee;

•	$10,000 per year for service as a member of the audit committee;

•	$14,000 per year for service as chair of the compensation committee;

•	$7,000 per year for service as a member of the compensation committee;

•	$8,000 per year for service as chair of the nominating and governance committee; and

•	$4,000 per year for service as a member of the nominating and governance committee.

Each non-employee director who serves as the chair of a committee will receive only the additional annual cash fee as the chair of the committee, and not the annual fee as a member of the committee, but each non-employee director who serves as the lead independent director will receive the annual fee for service as a board member and an additional annual fee as the lead independent director. All cash payments to non-employee directors are paid quarterly in arrears on a pro-rated basis.

Equity compensation

Initial award. Each person who first becomes a non-employee director after the effective date of the policy will receive, on the first trading date on or after the date on which the person first becomes a non-employee director, an initial award of restricted stock units, or the Initial Award, covering a number of shares of our common stock having a value equal to $360,000, with any resulting fraction rounded down to the nearest whole share. 1/3rd of the shares subject to the Initial Award will be scheduled to vest each year following the date of grant on the same day of the month as the date of grant (or, if there is no corresponding day in a particular month, then the last day of the month), in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date. If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award.

Annual award. Each non-employee director automatically will receive, on the date of each annual meeting of our stockholders following the effective date of the policy, an annual award of restricted stock units, or an Annual Award, covering a number of shares of our common stock having a value of $180,000, but the first annual award granted to an individual who first becomes a non-employee director following the effective date of the policy will have a value equal to the product of (A) $180,000 multiplied by (B) a fraction, (i) the numerator of which is equal to the number of fully completed days between the non-employee director’s initial start date and the date of the first annual meeting of our stockholders to occur after such individual first becomes a non-employee director, and (ii) the denominator of which is 365, with any resulting fraction rounded down to the nearest whole share. Each Annual Award will vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the date of the next annual meeting of our stockholders following the grant date, in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date.

For purposes of the annual limitation on non-employee director compensation, or the determination of the number of shares of our common stock that will be subject to each Initial Award or Annual Award, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP), or such other methodology as our board of directors or a designated committee of our board of directors may determine prior to an equity award becoming effective.

In the event of a “change in control” (as defined in our 2021 Plan), each non-employee director will fully vest in their outstanding equity awards issued under the director compensation policy, including any Initial Award or Annual Award, immediately prior to the consummation of the change in control if the non-employee director continues to be a non-employee director through such date.

Compensation committee interlocks and inside participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of business conduct and ethics

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Following this offering, the code of business conduct and ethics will be available on our website at www.udemy.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above or in a current report on Form 8-K. Information contained on the website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

Executive compensation

Our named executive officers for 2020, which consist of each person who served as our principal executive officer during 2020 and our next two most highly compensated executive officers during 2020, are:

•	Gregg Coccari, our President and Chief Executive Officer;

•	Greg Brown, our President, Udemy Business; and

•	Llibert Argerich, our Senior Vice President, Marketing.

Summary compensation table

The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2020:

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	All other compensation ($)(3)	Total ($)

Gregg Coccari President and Chief Executive Officer	2020	400,000	240,000	6,939,496	172,918	7,752,414
Gregory Brown(4) President, Udemy Business	2020	41,667	25,000	6,902,000	417	6,969,084

Llibert Argerich Senior Vice President, Marketing	2020	303,333	121,915	1,110,000	500	1,535,748

(1)	The amounts reported consist of discretionary bonuses paid in 2021 in recognition of our company’s performance in 2020 and the individual’s contributions to that performance.

(2)

The amounts disclosed represent the aggregate grant date fair value of the award as calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in Note 13 to our audited financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by our named executive officers upon vesting of the applicable awards.

(3)

In 2020, we paid Mr. Coccari a stipend of $9,300 per month to assist with housing and personal travel costs, plus an amount sufficient to ensure that the payment of the monthly stipend was tax neutral to Mr. Coccari. The amounts reported consist of (i) for Mr. Coccari, aggregate stipend payments of $111,636 and aggregate tax neutrality payments of $61,282, and (ii) for Messrs. Brown and Argerich, amounts paid for matching 401(k) contributions by us.

(4)	Mr. Brown commenced employment with us in November 2020.

Outstanding equity awards as of December 31, 2020

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2020:

	Option awards
Name	Grant date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)		Option exercise price ($)	Option expiration date

Gregg Coccari	03/14/2019	2,135,852	2,784,189	(1)	3.12	03/13/2029
	05/19/2020	252,651	1,094,824	(2)	6.58	05/18/2030

Gregory Brown	11/23/2020	—	1,100,000	(3)	11.13	11/22/2030
Llibert Argerich	07/30/2018	16,760	18,750	(4)	3.06	07/29/2028

	10/12/2018	9,375	22,917	(5)	3.06	10/11/2028
	10/09/2019	33,333	66,667	(6)	3.12	10/09/2029

	05/05/2020	18,750	81,250	(2)	6.58	05/04/2030
	11/23/2020	6,250	93,750	(7)	11.13	11/22/2030

(1)	The shares underlying this option vest in 48 equal monthly installments beginning on March 4, 2019, subject to continued service.

(2)	The shares underlying this option vest in 48 equal monthly installments beginning on April 1, 2020, subject to continued service.

(3)

The shares underlying this option vest as follows: (i) 350,000 shares vest upon the achievement of certain performance objectives and (ii) 750,000 shares vest as to one-fourth of the shares on November 2, 2021 and the remaining shares vest monthly thereafter, subject to continued service.

(4)	One-fourth of the shares underlying the option vested on June 18, 2019 and the remaining shares vest monthly thereafter, subject to continued service.

(5)	One-fourth of the shares underlying the option vested on October 12, 2019 and the remaining shares vest monthly thereafter, subject to continued service.

(6)	The shares underlying this option vest in 48 equal monthly installments beginning on September 1, 2019, subject to continued service.

(7)	The shares underlying this option vest in 48 equal monthly installments beginning on October 1, 2020, subject to continued service.

Employment arrangements with our named executive officers

We have entered into an employment offer letter agreement with each of our named executive officers in connection with his employment with us. These offer letters provide for “at will” employment.

Gregg Coccari

We entered into an employment offer letter agreement with Mr. Coccari, our Chief Executive Officer, in February 2019. The offer letter has no specific term and provides for at-will employment. Mr. Coccari’s offer letter provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in our employee benefit plans in effect from time to time. Mr. Coccari’s current annual base salary is $400,000, and Mr. Coccari’s annual target bonus is 50% of his annual base salary.

Pursuant to Mr. Coccari’s offer letter, he was eligible to receive reimbursements from us for housing costs in an amount not to exceed $7,500 per month and personal travel costs, plus an additional amount necessary to make such payments tax neutral to Mr. Coccari, for up to one year following Mr. Coccari’s start date. Mr. Coccari’s housing and personal travel cost reimbursement arrangement was extended indefinitely in 2020.

Greg Brown

We entered into an employment offer letter agreement with Mr. Brown, our President, Udemy Business, in October 2020. The offer letter has no specific term and provides for at-will employment. Mr. Brown’s offer letter provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in our employee benefit plans in effect from time to time. Mr. Brown’s current annual base salary is $400,000, and Mr. Brown’s annual target bonus is 75% of his annual base salary.

Llibert Argerich

We entered into an employment offer letter agreement with Mr. Argerich, our Senior Vice President, Marketing, in April 2018. The offer letter has no specific term and provides for at-will employment. Mr. Argerich’s offer letter provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in our employee benefit plans in effect from time to time. Mr. Argerich’s current annual base salary is $336,000, and Mr. Argerich’s annual target bonus is 35% of his annual base salary.

Potential payments upon termination or change in control

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into a change in control and severance agreement with Messrs. Coccari, Brown and Argerich and certain other of our key employees, subject to the approval of our board of directors.

Each named executive officer’s change in control and severance agreement provides for a 3 year term, subject to automatic renewal on each three year anniversary of the agreement’s effective date for an additional 3 year term unless either party provides the other with written notice of nonrenewal at least 60 days prior to such automatic renewal.

Pursuant to each named executive officer’s change in control and severance agreement, if, within the 3 month period prior to or the 12 month period following a “change in control” (as defined in the applicable agreement), we terminate the employment of the named executive officer without “cause” (excluding death or disability) or the named executive officer resigns for “good reason” (as such terms are defined in the applicable agreement), and within 60 days following such termination, the named executive officer executes a waiver and release of claims in our favor that becomes effective and irrevocable, the named executive officer will be entitled to receive (i) a lump sum payment equal to 12 months of the named executive officer’s then current annual base salary plus 100% of the named executive officer’s annual target bonus for the year of termination, (ii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, for the named executive officer and the named executive officer’s respective eligible dependents for up to 12 months, (iii) vesting acceleration as to 100% of the then-unvested shares subject to each of the named executive officer’s then outstanding equity awards (and in the case of awards with performance vesting, unless the applicable award agreement governing such award provides otherwise, all performance goals and other vesting criteria will be deemed achieved at target levels of achievement), and (iv) with respect to Mr. Brown, the post-termination exercise period for each of his vested and outstanding stock options will extend to 1 year from the date of his termination of employment (not to exceed the expiration date of any such option).

Pursuant to each named executive officer’s change in control and severance agreement, if, outside of the 3 month period prior to or the 12 month period following a “change in control”, we terminate the employment of the named executive officer without cause (excluding death or disability) or the named executive officer resigns for good reason, and within 60 days following such termination, the named executive officer executes a waiver and release of claims in our favor that becomes effective and irrevocable, the named executive officer will be entitled to receive (i) (A) with respect to Mr. Coccari, a lump sum payment equal to 12 months of his then current annual base salary, (B) with respect to Mr. Brown, a lump sum payment equal to 12 months of his then current annual base salary plus an amount equal to the officer’s prorated annual target bonus for the year of termination, and (C) with respect to Mr. Argerich, a lump sum payment equal to 6 months of his then current annual base salary, (ii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for the named executive officer and the named executive officer’s respective eligible dependents for up to 12 months, with respect to Messrs. Coccari and Brown, and 6 months, with respect to Mr. Argerich, and (iii) with respect to Mr. Brown, (A) the post-termination exercise period for each of his vested and outstanding stock options will extend to 1 year from the date of his termination of employment (not to exceed the expiration date of any such option), and (B) if the qualifying termination occurs prior to the first anniversary of his commencement of employment with us, a number of the then unvested and outstanding shares subject to Mr. Brown’s original stock option grant subject to time-based vesting will accelerate and fully vest, with such number equal to the product of (x) 25% of the shares originally subject to such option and (b) the quotient of the number of days between the date of the commencement of his employment with us and the date of his termination of employment divided by 365, rounded up to the nearest whole share.

Pursuant to each named executive officer’s change in control and severance agreement, in the event any payment to a named executive officer would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended, or the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), the officer will receive such payment as would entitle the named executive officer to receive the greatest after-tax benefit, even if it means that we pay the named executive officer a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Employee benefit and stock plans

2021 Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved, our 2021 Plan, which will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of

Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, or RSUs, and performance awards to our employees, directors, eligible platform workers and consultants and our parent and subsidiary corporations’ employees, eligible platform workers and consultants. Our 2010 Plan will terminate one business day prior to effectiveness of our 2021 Plan with respect to the grant of future awards.

Authorized shares.    Subject to the adjustment provisions of and the automatic increase described in our 2021 Plan, a total of 13,800,000 shares of our common stock will be reserved for issuance pursuant to our 2021 Plan. In addition, subject to the adjustment provisions of our 2021 Plan, the shares reserved for issuance under our 2021 Plan also will include any shares subject to awards granted under our 2010 Plan that, on or after the effective date of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2021 Plan pursuant to outstanding awards under our 2010 Plan is 22,000,000 shares). Subject to the adjustment provisions of our 2021 Plan, the number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2023 and ending on (and including) January 1, 2031, in an amount equal to (i) five percent (5%) of the outstanding shares on the last day of the immediately preceding calendar year or (B) such lesser amount (including zero) that the administrator determines for purposes of the annual increase for that year. Notwithstanding the foregoing, the number of shares that may be delivered in the aggregate pursuant to the exercise of incentive stock options granted under the 2021 Plan shall not exceed five times the initial number of shares reserved under the 2021 Plan plus, to the extent allowable under Section 422 of the Code, any shares that become available for issuance under the 2021 Plan pursuant to the following paragraph.

If a stock option or stock appreciation right granted under our 2021 Plan expires or becomes unexercisable without having been exercised in full or is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs or stock settled performance awards, is forfeited to, or repurchased by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under our 2021 Plan (unless our 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under our 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under our 2021 Plan (unless our 2021 Plan has terminated). Shares that have actually been issued under our 2021 Plan under any award will not be returned to our 2021 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs or performance awards are repurchased or forfeited to us due to failure to vest, such shares will become available for future grant under our 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2021 Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under our 2021 Plan.

Plan administration.    We expect that our compensation committee will administer our 2021 Plan and may further delegate authority to one or more subcommittees or officers to the extent such delegation complies with applicable laws. Subject to the provisions of our 2021 Plan, the administrator will have the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering our 2021 Plan, including but not limited to: the power to determine the fair market value of our common stock; select the service providers to whom awards may be granted; determine the number of shares covered by each award; approve forms of award agreements for use under our 2021 Plan; determine the terms and conditions of awards (including, but not limited to, the exercise price, the times or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto); construe and interpret the terms of our 2021 Plan and awards granted under it, including but not limited to determining whether and when a change in control has occurred; establish, amend, and rescind rules and regulations relating to our 2021 Plan, and adopt sub-plans relating to our 2021 Plan; interpret, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards; allow participants to satisfy tax withholding obligations in any manner permitted by our 2021 Plan; delegate ministerial duties to any of our employees; authorize any person to take any steps and execute, on our behalf, any documents required for an award previously granted by the administrator to be effective; temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, provided that, unless prohibited by applicable laws, such suspension shall be lifted in all cases not less than 10 trading days before the last date that the award may be exercised; allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award; and make any determinations necessary or appropriate under the adjustment provisions of our 2021 Plan. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or canceled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions will be final and binding on all participants to the full extent permitted by law.

Stock options.    Our 2021 Plan permits the grant of options. The exercise price of options granted under our 2021 Plan must be at least equal to the fair market value of our common stock on the date of grant, except that options may be granted with a lower exercise price to a service provider who is not a U.S. taxpayer, or pursuant to certain transactions. The term of an option is determined by the administrator, provided that the term of an incentive stock option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, check or wire transfer, cashless exercise, net exercise, promissory note, shares, or other consideration or method of payment acceptable to the administrator, to the extent permitted by applicable law. After the termination of service of an employee, director, or consultant, they may exercise their option for the period of time stated in their option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award, the option will remain exercisable for thirty days. These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights.    Our 2021 Plan permits the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The term of stock appreciation rights is determined by the administrator. After the termination of service of an employee, director, or consultant, they may exercise their stock appreciation right for the period of time stated in their stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for thirty days following the termination of service. These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right must be no less than 100% of the fair market value per share on the date of grant.

Restricted stock.    Our 2021 Plan permits the grant of restricted stock. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2021 Plan, determines the terms and conditions of such awards. The administrator has the authority to impose whatever conditions to vesting it determines to be appropriate (for example, the administrator will be able to set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest will be subject to our right of repurchase or forfeiture.

Restricted stock units.    Our 2021 Plan permits the grant of RSUs. Each RSU will represent an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator has the authority to set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the vesting, or reduce or waive the criteria that must be met for vesting, of the RSUs or the time at which any restrictions will lapse or be removed.

Performance awards.    Our 2021 Plan permits the grant of performance awards. Performance awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator may establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance awards to be paid out to participants. The administrator has the authority to set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. Each performance award’s threshold, target, and maximum payout values are established by the administrator on or before the grant date. After the grant of a performance award, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance award. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, in shares, or in some combination thereof.

Non-employee directors.    Our 2021 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2021 Plan provides that in any given fiscal year, a non-employee director will not be granted awards having a grant-date fair value greater than $750,000, but this limit is increased to $1,500,000 in connection with his, her, or their initially joining our board of directors (in each case, excluding awards granted to him, her, or them as a consultant or employee). The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2021 Plan in the future.

Non-transferability of awards.    Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his, her, or their lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain adjustments.    If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of our common stock or other of our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting our shares occurs (including a change in control), the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under our 2021 Plan, will adjust the number and class of shares that may be delivered under our 2021 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2021 Plan. The conversion of any of our convertible securities and ordinary course repurchases of our shares or other securities will not be treated as an event that will require adjustment under our 2021 Plan.

Dissolution or liquidation.    In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control.    Our 2021 Plan provides that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a requirement to obtain a participant’s consent, including, without limitation, that such award will be continued by the successor corporation or a parent or subsidiary of the successor corporation. An award generally will be considered continued if, following the transaction, (i) the award gives the right to purchase or receive the consideration received in the transaction by holders of our shares or (ii) the award is terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been received upon the exercise or realization of the award at the closing of the transaction, which payment may be subject to any escrow applicable to holders of our common stock in connection with the transaction or subjected to the award’s original vesting schedule. The administrator will not be required to treat all awards or portions thereof the vested and unvested portions of an award, or all participants similarly.

In the event that a successor corporation or its parent or subsidiary does not continue an outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not continued, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, all of his, her, or their options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his, her, or their restricted stock and RSUs will lapse, and all performance goals or other vesting requirements for his or her performance awards will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Clawback.     Awards will be subject to any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our stock is listed or as otherwise required by applicable laws, and the administrator will also be able to specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events.

Amendment; termination.     The administrator will have the authority to amend, alter, suspend, or terminate our 2021 Plan, provided we will obtain stockholder approval of any amendment to the extent necessary or desirable to comply with applicable laws. However, no amendment, alteration, suspension or termination of our 2021 Plan or an Award under it may, taken as a whole, materially impair the existing rights of any participant without the participant’s consent. Our 2021 Plan will continue in effect until it is terminated, provided that incentive stock options may not be granted after the ten year anniversary of the date our board of directors approved our 2021

Plan, and the automatic annual share increase will end on the ten year anniversary of the date our board of directors approved our 2021 Plan.

2021 Employee Stock Purchase Plan

Our board of directors has adopted, and our stockholders have approved, our 2021 ESPP, which will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. However, no offering period or purchase period under our 2021 ESPP will begin unless and until otherwise determined by our board of directors.

Authorized shares.    A total of 2,800,000 shares of our common stock will be available for sale under our 2021 ESPP. The number of shares of our common stock that will be available for sale under our 2021 ESPP also includes an annual increase on the first day of each fiscal year beginning with the 2023 fiscal year, equal to the least of:

•	one percent (1%) of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year;

•	three (3) times the initial number of shares reserved under the 2021 ESPP as set forth in the immediately preceding sentence; or

•	a lesser amount as the administrator may determine.

ESPP administration.    We expect that the compensation committee of our board of directors will administer our 2021 ESPP and will have full and exclusive discretionary authority to construe, interpret, and apply the terms of our 2021 ESPP, delegate ministerial duties to any of our employees, designate separate offerings under our 2021 ESPP, designate our subsidiaries and affiliates as participating in our 2021 ESPP, determine eligibility, adjudicate all disputed claims filed under our 2021 ESPP, and establish procedures that it deems necessary for the administration of our 2021 ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in our 2021 ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility.    Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (1) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his, her, or their last hire date, (2) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (3) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (4) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (5) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of our common stock under our 2021 ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

•

holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.

Offering periods.    Our 2021 ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our 2021 ESPP. Our 2021 ESPP will provide for overlapping 24-month offering periods generally comprised of four 6-month purchase periods. The offering periods will be scheduled to start on the first trading day on or after May 20 and November 20 of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or before November 20, 2023, and the second offering period will commence on the first trading day on or after May 20, 2022.

Contributions.    Our 2021 ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to fifteen percent (15%) of their eligible compensation. A participant may purchase a maximum of 5,000 shares of our common stock during a purchase period.

Exercise of purchase right.    If our board of directors authorizes an offering and purchase period under our 2021 ESPP, amounts contributed and accumulated by the participant during any offering period will be used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be eighty five percent (85%) of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-transferability.    A participant may not transfer rights granted under our 2021 ESPP (other than by will, the laws of descent and distribution, or as otherwise provided under our 2021 ESPP).

Merger or change in control.    Our 2021 ESPP will provide that in the event of a merger or change in control, as defined under our 2021 ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; termination.    The board will have the authority to suspend or terminate our 2021 ESPP and the administrator will have the authority to amend our 2021 ESPP, except that, subject to certain exceptions described in our 2021 ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our 2021 ESPP. Our 2021 ESPP automatically will terminate in 2041, unless we terminate it sooner.

2010 Equity Incentive Plan

Our 2010 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units (each, an award, and the recipient of such award, a participant) to eligible employees, directors and consultants, including employees and consultants of any of our parent or subsidiary companies. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2010 Plan will terminate and we will not grant any additional awards under our 2010 Plan thereafter. However, our 2010 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2010 Plan.

As of June 30, 2021, stock options covering 20,173,022 shares of our common stock, and 103,663 stock appreciation rights were outstanding under our 2010 Plan. There were no restricted stock awards or restricted stock units outstanding under our 2010 Plan.

Plan administration.    Our board of directors or a committee thereof appointed by our board of directors administers our 2010 Plan. Different committees may administer our 2010 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2010 Plan and to control its operation, including the authority to construe and interpret the terms of our 2010 Plan and the awards granted under our 2010 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program (without stockholder approval) under which (1) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type and/or cash, (2) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (3) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend, and rescind rules and regulations relating to our 2010 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2010 Plan.

Eligibility.    Employees, directors, and consultants, including employees and consultants of any of our parent or subsidiary companies, are eligible to receive awards. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock options.    Stock options have been granted under our 2010 Plan. Subject to the provisions of our 2010 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, except as provided for in our 2010 Plan. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary companies will have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all plans of ours and any of our parent or subsidiary companies) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2010 Plan) terminates, that participant may exercise the vested portion of his, her, or their option for the period of time stated in the applicable award agreement. If a participant does not exercise his, her, or their option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of awards.    Unless determined otherwise by the administrator, awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award.

Certain adjustments.    If there is a dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities, or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and class of shares that may be delivered under our 2010 Plan or the number, class, and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or liquidation.    In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and change in control.    In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2010 Plan), each outstanding award will be treated as the administrator determines without a participant’s consent, including, without limitation, that (1) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (2) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (3) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (4) (a) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (b) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (5) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds, or all awards of the same type, similarly.

Amendment and termination.    Our board of directors may, at any time, amend, alter, suspend, or terminate our 2010 Plan in any respect. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2010 Plan. No amendment, alteration, suspension, or termination of our 2010 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2010 Plan will be terminated, and we will not grant any additional awards under our 2010 Plan thereafter.

Employee Incentive Compensation Plan

We expect our board of directors to approve our Employee Incentive Compensation Plan, or our Master Bonus Plan, which will become effective on the date it is approved.

Our board of directors or a committee appointed by our board of directors will administer the Master Bonus Plan, provided that unless and until our board of directors determines otherwise, our compensation committee will administer the Master Bonus Plan. The Master Bonus Plan allows the administrator to provide awards to employees selected for participation, who may include our named executive officers, which awards may be based upon performance goals established by the administrator. The administrator, in its sole discretion, may establish a target award for each participant under the Master Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula as the administrator determines to be appropriate.

Under the Master Bonus Plan, the administrator determines the performance goals, if any, applicable to any target award (or portion thereof) for a performance period, which may include, without limitation, goals related to: bookings; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer penetration; customer net dollar retention or any other measure of customer retention; earnings (which may include any calculation of earnings including but not limited to earnings before interest and taxes, earnings before taxes, and earnings before interest, taxes, depreciation, and amortization); earnings per share; expenses; expense reduction; financial milestones; gross margin; gross margin expansion; growth in stockholder value relative to an index; internal rate of return; leadership development or succession planning; logo retention; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of enterprise or subscription customers; number of monthly average buyers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; retained earnings; return on assets; return on capital; return on equity; return on investment; revenue; revenue growth; sales results; sales growth; savings; segment performance (including, but not limited to, revenue and gross profit); stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, the performance goals may be based on GAAP or non-GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of awards under the Master Bonus Plan when determining whether the performance goals have been met. The performance goals may be based on any factors the administrator determines relevant, including without limitation on an individual, divisional, portfolio, project, business unit, segment, or company-wide basis. Any criteria used may be measured on such basis as the administrator determines, including without limitation: (a) in absolute terms, (b) in combination with another performance goal or goals (for example, but not by way of limitation, as a ratio or matrix), (c) in relative terms (including, but not limited to, results for other periods, passage of time, and/or against another company or companies or an index or indices), (d) on a per-share basis, (e) against our performance as a whole or a segment, and/or (f) on a pre-tax or after-tax basis. The performance goals may differ from participant to participant and from award to award. Failure to meet the applicable performance goals will result in a failure to earn the target award, subject to the administrator’s discretion to modify an award. The administrator also may determine that a target award (or portion thereof) will not have a performance goal associated with it but instead will be granted (if at all) as determined by the administrator.

The administrator may, in its sole discretion and at any time, increase, reduce, or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, at the administrator’s discretion. The administrator may determine the amount of any increase, reduction, or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards under the Master Bonus Plan generally will be paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by the administrator, provided that the administrator reserves the right, in its sole discretion, to settle an actual award with a grant of an equity award with such terms and conditions, including vesting requirements, as determined by the administrator in its sole discretion. Unless otherwise determined by the administrator, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but in no case after the later of (i) the 15th day of the third month of the fiscal year immediately following the fiscal year in which the bonuses vest and (ii) March 15 of the calendar year immediately following the calendar year in which the bonuses vest.

Awards under our Master Bonus Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that we adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, the administrator may impose such other clawback, recovery, or recoupment provisions with respect to an award under the Master Bonus Plan as the administrator determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock, or other property provided with respect to an award.

The administrator will have the authority to amend or terminate the Master Bonus Plan. However, such action may not materially alter or materially impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Master Bonus Plan will remain in effect until terminated in accordance with the terms of the Master Bonus Plan.

401(k) plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers who remain employed with us, and who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. We match 25% of an employee’s contribution up to 6% of the employee’s compensation, with a cap of $500 annually, subject to a two-year graded vesting schedule that vests 50% after an employee’s first year of employment and 100% after two years of employment.

Limitation of liability and indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we intend to enter into an indemnification agreement with each member of our board of directors and each of our officers prior to the completion of the offering. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Certain relationships and related party transactions

Other than compensation arrangements, including employment, termination of employment, and change in control arrangements, with our directors and executive officers, including those discussed in “Management” and “Executive compensation” and the registration rights described in “Description of capital stock—Registration rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Investors’ rights agreement

We are party to an investors’ rights agreement, as amended, with certain holders of our capital stock, including Stripes III, LP, or Stripes; Norwest Venture Partners XII, LP, or Norwest; entities affiliated with Insight Partners, or Insight; entities affiliated with MHS Capital, or MHS; entities affiliated with MIH Edtech Investments B.V., or Naspers; and Eren Bali, a member of our board of directors and one of our co-founders. See “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Kenneth Fox, a member of our board of directors, is the founder and a managing partner of Stripes. Parker Barrile, a member of our board of directors, is a partner at Norwest. Jeffrey Lieberman, a member of our board of directors, is Managing Director at Insight. Lawrence Illg, a member of our board of directors, is Chief Executive Officer, Food and EdTech, of Prosus N.V., or Prosus, an affiliate of Naspers. Lydia Paterson, a member of our board of directors, is the Chief Financial Officer of OLX Global B.V., or OLX Group, an affiliate of Naspers.

Right of first refusal

Pursuant to our 2010 Plan and certain agreements with our stockholders, including a right of first refusal and co-sale agreement, as amended, with certain holders of our capital stock, including Stripes, Norwest, entities affiliated with Insight, entities affiliated with MHS, Naspers, and Eren Bali, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering.

Voting agreement

We are party to a voting agreement, as amended, with certain holders of our capital stock, including Stripes, Norwest, entities affiliated with Insight, entities affiliated with MHS, Naspers, and Mr. Bali. The parties to the voting agreement have agreed, subject to certain conditions, to vote the shares of our capital stock held by them so as to elect the following individuals as directors: (1) two individuals designated by the holders of a majority of our Series B preferred stock (on an as-converted basis), currently Mr. Lieberman and Mx. Hiles, (2) one individual designated by Norwest, currently Mr. Barrile, (3) one individual designated by Stripes, currently Mr. Fox, (4) two individuals designated by the holders of a majority of the outstanding shares of our common stock, currently Gregg Coccari and Mr. Bali, provided that one such designee shall always be our then-serving Chief Executive Officer, (5) one individual designated by Naspers, currently Mr. Illg, and (6) one individual designated by the majority of the other members of our board of directors, currently Ms. Paterson. Upon the consummation of this offering, the obligations of the parties to the voting agreement to vote their shares so as to elect these nominees, as well as the other rights and obligations under this agreement, will terminate and none of our stockholders will have any special rights regarding the nomination, election, or designation of members of our board of directors. Our existing certificate of incorporation contains provisions regarding election of members of the board of directors that correspond to the voting agreement; however, such provisions will be removed in the amended and restated certificate of incorporation that will be effective at the closing of this offering.

Indemnification agreements

We have entered into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. The indemnification agreements and our amended restated certificate of incorporation and bylaws that will be in effect upon the closing of this offering require us to indemnify our directors, executive officers, and certain controlling persons to the fullest extent permitted by Delaware law. See “Executive compensation—Limitation of liability and indemnification” for additional information.

Tender offer

In March 2020, we facilitated a third-party tender offer for the purchase of shares of our common stock from certain of our securityholders at a cash purchase price of $11.22 per share. Llibert Argerich and Cara Brennan Allamano, two of our executive officers, sold shares of our common stock in the tender offer. An aggregate of 891,265 shares of our common stock were tendered pursuant to the tender offer for an aggregate purchase price of $9.99 million.

Other transactions

We have entered into employment agreements with our executive officers. See “Executive compensation—Employment arrangements with our named executive officers” for a description of these agreements.

We have granted stock options to our executive officers and certain of our non-employee directors. See “Executive compensation” and “Management—Director compensation” for a description of these grants.

Ms. Paterson, a member of our board of directors, is Chief Financial Officer of OLX Group, an affiliate of Naspers, which is a customer of ours.

Naspers is affiliated with OLX Group, where Ms. Paterson serves as Chief Financial Officer, and Prosus, where Mr. Illg serves as Chief Executive Officer, Food and EdTech. Naspers is a UB customer. During 2018, 2019, and 2020, we recorded approximately $0.5 million, $0.8 million, and $1.3 million, respectively, in revenue from subscription services provided to Naspers, representing less than 1% of our revenues for each such year, and during the six months ended June 30, 2021, we recorded approximately $0.6 million in revenue from services provided to Naspers, representing less than 1% of revenues for such period. We believe that Ms. Paterson’s and Mr. Illg’s interests in these transactions are de minimis.

Insight, where Mr. Lieberman is Managing Director, is affiliated with Sift Science. We have contracted with Sift Science for certain technology and software solutions since 2020. During 2020, we recorded approximately $0.3 million in general and administrative expenses for these solutions, representing less than 1% of our general and administrative expenses for the year, and during the six months ended June 30, 2021, we recorded approximately $0.2 million in general and administrative expenses for these solutions, representing less than 1% of our general and administrative expenses for such period. We believe that the interest of Mr. Lieberman in these transactions is de minimis. We did not contract with Sift Science during 2018 or 2019.

From February 2019 to November 2019, we were party to an arrangement with the Stripes Group pursuant to which we received services from Jeff Pedersen, an Operating Partner of the Stripes Group, as our interim Chief Financial Officer. The Stripes Group is affiliated with Stripes. During 2019, we recorded $0.3 million in general and administrative expenses for these services, representing less than 1% of our general and administrative expenses for the year. No related services were provided in 2018 or 2020.

Related party transaction policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee will provide that our audit committee shall review and approve in advance any related party transaction.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal stockholders

The following table sets forth the beneficial ownership of our common stock as of October 15, 2021 by:

•	each of our named executive officers;

•	each of our directors;

•	all of our current executive officers and directors as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 123,488,197 shares of our common stock outstanding as of October 15, 2021, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 85,403,933 shares of our common stock immediately prior to the completion of this offering. We have based our calculation of the percentage of beneficial ownership after this offering on 137,427,466 shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of October 15, 2021 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Udemy, Inc., 600 Harrison Street, 3rd Floor, San Francisco, California 94107.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before the Offering	After the Offering

Named Executive Officers and Directors:
Gregg Coccari(1)	3,680,382	2.9	2.6

Gregory Brown	203,125	*	*
Llibert Argerich(2)	96,968	*	*

Eren Bali(3)	1,841,158	1.5	1.3
Parker Barrile(4)	12,458,934	10.1	9.0

Kenneth Fox(5)	6,903,905	5.6	5.0
Heather Hiles(6)	31,250	*	*

Lawrence Illg	—	*	*
Jeffrey Lieberman(7)	42,032,260	34.0	30.5

Lydia Paterson(8)	47,916	*	*
All current executive officers and directors as a group (14 persons)(9)	68,115,054	53.1	47.7

5% Stockholders:
Entities affiliated with Insight Partners(10)	42,032,260	34.0	30.5

MIH Edtech Investments B.V.(11)	17,120,840	13.9	12.4
Norwest Venture Partners XII, LP(12)	12,458,934	10.1	9.0

Stripes III, LP(13)	6,903,905	5.6	5.0

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)	Consists of 3,680,382 shares subject to stock options exercisable within 60 days of October 15, 2021.

(2)	Consists of (i) 63,875 shares held of record by Mr. Argerich and (ii) 33,093 shares subject to stock options exercisable within 60 days of October 15, 2021.

(3)	Consists of 1,841,158 shares held of record by Mr. Bali.

(4)	Consists of shares held of record by Norwest Venture Partners XII, LP, identified in footnote 12 below.

(5)	Consists of shares held of record by Stripes III, LP, or Stripes III, identified in footnote 13 below.

(6)	Consists of 31,250 shares subject to stock options exercisable within 60 days of October 15, 2021.

(7)	Consists of shares held of record by entities affiliated with Insight Partners, identified in footnote 10 below.

(8)	Consists of 47,916 shares subject to stock options exercisable within 60 days of October 15, 2021.

(9)	Consists of (i) 63,412,116 shares beneficially owned by our executive officers and directors and (ii) 4,702,938 shares subject to stock options exercisable within 60 days of October 15, 2021.

(10)

Consists of (i) 1,088,764 shares held of record by Grace Software Cross Fund Holdings, LLC, or Grace, (ii) 11,778,259 shares held of record by Insight Venture Partners (Cayman) VII, L.P., or Insight Cayman, (iii) 1,692,351 shares held of record by Insight Venture Partners (Delaware) VII, L.P., or Insight Delaware, (iv) 619,269 shares held of record by Insight Venture Partners VII (Co-Investors), L.P., or Insight Co-Investors, (v) 26,755,331 shares held of record by Insight Venture Partners VII, L.P., or Insight Venture, and (vi) 98,286 shares held of record by Insight Partners Public Equities Master Fund, L.P., or IPPE Master Fund. Insight Holdings Group, LLC, or Holdings, is the sole shareholder of each of Insight Venture Associates VII, Ltd., or IVA VII Ltd, Insight Associates XI, Ltd., or IA XI Ltd, and Insight Venture Management, LLC, or IVM. IVA VII Ltd. is the general partner of Insight Venture Associates VII, L.P., or IVA VII LP, which is the general partner of Insight Venture, Insight Cayman, Insight Delaware, and Insight Co-Investors, or collectively, Fund VII. IA XI Ltd is the general partner of Insight Associates XI L.P., or IA XI LP, which is the manager of Grace. IVM is the sole member of Insight Partners Public Equities GP, LLC, or IPPE GP, which is the general partner of IPPE Master Fund. Each of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman, and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Lieberman, and Triplett are members of the board of managers of Holdings, and because Holdings is the sole shareholder of each of IVA VII Ltd, IA XI Ltd and IVM, IVA VII LP is the general partner of Fund VII, IA XI LP is the manager of Grace, IVM is the sole member of IPPE GP, and IPPE GP is the general partner of IPPE Master Fund, Messrs. Horing, Parekh, Lieberman, and Triplett may be deemed to share voting and dispositive power over the shares noted above. Each of Messrs. Horing, Parekh, Lieberman, and Triplett disclaims beneficial ownership of the shares held of record by each of Fund VII, Grace, and IPPE Master Fund, except to the extent of his pecuniary interest therein, if any. The address for each of these entities and individuals is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.

(11)

Consists of 17,120,840 shares held of record by MIH Edtech Investments B.V., or Edtech. Edtech is a subsidiary of Prosus N.V., or Prosus, a publicly traded company whose shares are listed on the Euronext Amsterdam. A majority of the voting power of the outstanding ordinary shares of Prosus N.V. is held by Naspers Limited, a publicly traded company whose shares are listed on the Johannesburg Stock Exchange. As a result, the shares of our company held by Edtech may be deemed to be beneficially owned by Prosus and Naspers Limited. The address for Edtech and Prosus is Gustav Mahlerplein 5, 1082 MS, Amsterdam, Netherlands. The address for Naspers Limited is 40 Heerengracht, Cape Town 8001, South Africa.

(12)

Consists of 12,458,934 shares held of record by Norwest Venture Partners XII, LP. Genesis VC Partners XII, LLC is the general partner of Norwest Venture Partners XII, LP, and NVP Associates, LLC is the managing member of Genesis VC Partners XII, LLC. Each of Promod Haque, Jeffrey Crowe, and Jon Kossow, who are co-chief executive officers of NVP Associates, LLC, may be deemed to share voting and dispositive power over the shares held by Norwest Venture Partners XII, LP. Mr. Barrile, a member of our board of directors, disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein, if any. The address for each of these entities and individuals is c/o 525 University Avenue, #800, Palo Alto, California 94301.

(13)

Consists of 6,903,905 shares held of record by Stripes III. Stripes GP III, LLC, or Stripes GP, the general partner of Stripes III, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Stripes Holdings, LLC, or Stripes Holdings, as the managing member of Stripes GP. Stripes GP III, LLC, or Stripes GP, the general partner of Stripes, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Stripes Holdings, LLC, or Stripes Holdings, as the managing member of Stripes GP. Mr. Fox, a member of our board of directors, owns and controls Stripes Holdings, and may be deemed to beneficially own these shares. The address for each of these entities and Mr. Fox is 402 West 13th Street, 4th Floor, New York, New York 10014.

Description of capital stock

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Immediately prior to the completion of this offering and the filing of our amended and restated certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of 950,000,000 shares of common stock, par value $0.00001 per share, and 50,000,000 shares of preferred stock, par value $0.00001 per share.

Immediately prior to the completion of this offering, all the outstanding shares of our redeemable convertible preferred stock will automatically convert into an aggregate of 85,403,933 shares of our common stock.

Based on 37,523,533 shares of common stock outstanding as of June 30, 2021, and after giving effect to the automatic conversion of all of our outstanding redeemable convertible preferred stock into an aggregate of 85,403,933 shares of common stock immediately prior to the completion of this offering and the issuance of 14,500,000 shares of common stock in this offering, there will be 137,427,466 shares of common stock outstanding upon the completion of this offering. As of June 30, 2021, we had approximately 471 stockholders of record.

Common stock

Voting rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription, or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully paid and nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.

Preferred stock

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in our control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of June 30, 2021, we had outstanding options to purchase an aggregate of 20,173,022 shares of our common stock, with a weighted-average exercise price of $7.39 per share, under our 2010 Plan. This excludes 103,663 stock appreciation rights outstanding as June 30, 2021 that will be settled in cash upon exercise.

Registration rights

After the completion of this offering, under our investors’ rights agreement, as amended, the holders of 109,132,406 shares of common stock or their transferees, will have the right to require us to register the offer and sale of their shares or to include their shares in any registration statement we file, in each case as described below.

Demand registration rights

After the completion of this offering, the holders of up to 109,132,406 shares of our common stock will be entitled to certain demand registration rights. At any time beginning after 180 days following the date of effectiveness of the registration statement of which this prospectus forms a part, the holders of at least 30% of the shares having registration rights can request that we file a registration statement to register the offer and sale of their shares. We are only obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, before deducting underwriting discounts and expenses, is at least $10 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Form S-3 registration rights

After the completion of this offering, the holders of up to 109,132,406 shares of our common stock will be entitled to certain Form S-3 registration rights. At any time after the completion of this offering when we are eligible to file a registration statement on Form S-3, the holders of the shares having these rights can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities of which the anticipated aggregate public offering price is at least $1.0 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Piggyback registration rights

After the completion of this offering, the holders of up to 109,132,406 shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, the holders of these shares can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (2) a registration relating to the offer and sale of debt securities, (3) a registration on any registration form that does not permit secondary sales, or (4) a registration pursuant to the demand or Form S-3 registration rights described in the preceding two paragraphs above, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations, and piggyback registrations, subject to specified exceptions.

Termination

The registration rights terminate upon the earlier of (1) the closing of certain liquidation events or (2) the date that is five years after the closing of this offering.

Anti-takeover effects of certain provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations, or restrictions, of the shares of such series.

Classified board

Our amended and restated certificate of incorporation will provide for the division of our board of directors into three classes, designated Class I, Class II, and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one-third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2022 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2023 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2024 annual meeting. At each annual meeting of stockholders beginning in 2022, the class of directors whose term expires at that annual meeting will be subject to reelection for a three-year term.

Removal of directors

Our amended and restated certificate of incorporation will provide that stockholders may remove a director only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock entitled to vote in the election of directors.

Director vacancies and newly created directorships

Our amended and restated certificate of incorporation will provide that all vacancies and newly created directorships may only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director, except as otherwise required by law, our governing documents or resolution of our board of directors, and subject to the rights of holders of our preferred stock.

No cumulative voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special meetings of stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by our board of directors acting pursuant to a resolution adopted by the majority of the entire board of directors, by the Chairperson of our board of directors, our Chief Executive Officer, or our President.

Advance notice procedures for director nominations

Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received by our corporate secretary at our principal executive offices before notice of the meeting is issued by our corporate secretary, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Action by written consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Exclusive jurisdiction

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and inclusive of rules and regulations thereunder.

Our amended and restated bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of these exclusive forum provisions.

Amending our certificate of incorporation and bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL, except for any amendment or alteration relating to (1) the issuance of preferred stock, (2) the prohibition against cumulative voting, (3) the classification, election, resignation, and vacancies of directors, (4) annual or special meetings of the stockholders, and (5) the voting thresholds to amend or alter the certificate of incorporation, all which would require approval of a majority of our entire board and the affirmative vote of a two-thirds majority of our then outstanding common stock. Our amended and restated bylaws may be adopted, amended, altered, or repealed by stockholders only upon approval of at least a majority of the voting power of all the then outstanding shares of the common stock, except for any amendment or alteration of the provisions described above relating to (1) the classification, election, resignation, and vacancies of directors, (2) the indemnification of officers and directors, (3) forum selection, and (4) the voting thresholds to amend or alter the bylaws, all which would require the approval of a two-thirds majority of our then outstanding common stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered, or repealed by the board of directors.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of Nasdaq, and could be used for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise.

Business combinations with interested stockholders

We are governed by Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (1) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers of such corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Indemnification of directors and officers

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers, and certain employees for some liabilities. We believe that these indemnification provisions and insurance policies are useful to attract and retain qualified directors and executive officers.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “UDMY”.

Transfer agent and registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on Nasdaq, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of June 30, 2021 and after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, 137,427,466 shares of our common stock will be outstanding, or 139,602,466 shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

Earliest Date Available for Sale in the Public Market	Number of Shares of Common Stock

The second trading day immediately following our public release of earnings for the first completed quarterly period following the most recent period for which financial statements are included in this prospectus, or the First Early Release Date.

Up to approximately 440,000 additional shares. Includes certain securities held by Early Release Employees.

The second trading day immediately following our public release of earnings for the second completed quarterly period following the most recent period for which financial statements are included in this prospectus, or the Second Early Release Date, provided, that, with respect to certain security holders of ours, or Other Early Release Persons, who are not directors, officers, or Early Release Employees, the closing price of our common stock on Nasdaq must be at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for the periods described in the section titled “Underwriting.”

Up to approximately 18,600,000 additional shares. Includes certain securities held by Early Release Employees and Other Early Release Persons. If the closing price target is not met, then this release will be limited to up to approximately 1,100,000 additional shares held by Early Release Employees with no release of shares for Other Early Release Persons. Does not give effect, in either case, to up to approximately 440,000 shares available for sale following the First Early Release Date that may be sold following the Second Early Release Date.

The 180th day after the date of this prospectus.	All remaining shares held by our stockholders not previously eligible for sale, subject to volume limitations applicable to “affiliates” under Rule 144 as described below.

Lock-up agreements and market stand-off agreements

Our officers, directors, and the holders of substantially all of our capital stock and options have entered into market stand-off agreements with us and have entered into lock-up agreements with the underwriters, pursuant to which they have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, or the restricted period, without the prior consent of Morgan Stanley & Co. LLC, except that (i) employees of ours with a title below senior vice president, or Early Release Employees, will be released from this restriction with respect to a number of shares of common stock equal to 10% of such Early Release Employees’ vested equity at the opening of trading on the second trading day immediately following our public release of earnings (which for this purpose does not include “flash” numbers or preliminary, partial earnings) for the first quarter following the most recent period for which financial statements are included in this prospectus, or the First Early Release Date, and with respect to a number of shares of common stock equal to 25% of such Early Release Employees’ vested equity at the opening of trading on the second trading day immediately following our public release of earnings (which for this purpose does not include “flash” numbers or preliminary, partial earnings) for the second quarter following the most recent period for which financial statements are included in this prospectus, or the Second Early Release Date, and (ii) security holders of ours who are not directors or officers of ours, and are not Early Release Employees, or Other Early Release Persons, will be released from this restriction with respect to a number of shares of common stock equal to 15% of such Other Early Release Persons’ vested equity, provided, further, that such Other Early Release Persons will only be released from such restrictions to the extent that the last reported closing price of our common stock on the exchange on which our common stock is listed is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 10 trading days out of the 15-consecutive full trading day period ending on the closing of the first full trading day immediately prior to the Second Early Release Date.

If a release is granted by Morgan Stanley & Co. LLC to one of our directors, officers or holders of 4% or more of our outstanding common stock, then our 5% stockholders (as identified elsewhere in this prospectus) will be released from such restriction on a pro-rata basis, subject to certain exceptions set forth in the lock-up agreements.

The lock-up agreements and market standoff agreements described above are subject to a number of exceptions. See “Underwriters” for information about these exceptions and a further description of these agreements. Upon the expiration of the restricted period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed in this section.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale, or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the other conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of such shares that does not exceed the greater of the following:

•

1% of the number of shares of our capital stock then outstanding, which will equal             shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale, and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration rights

After the completion of this offering, the holders of up to 109,132,406 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration. See “Description of capital stock—Registration rights” for a description of these registration rights.

Registration statement

After the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See “Executive compensation—Employee benefit and stock plans” for a description of our equity compensation plans.

Material U.S. federal income tax considerations for non-U.S. holders of our common stock

The following is a summary of the material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, under U.S. federal gift and estate tax rules or under any applicable tax treaty. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt accounts, organizations, or governmental organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities, and investors therein;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) or other flow-through entity holds our common stock, the tax treatment of a partner in the partnership or owner of other such entity generally will depend on the status of the partner or owner and upon the activities of the partnership or other such entity. A partner in a partnership, or owner of other such entity, that will hold our common stock should consult his, her, their, or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through the partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. holder defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) or:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has made a valid election under applicable Treasury Regulations to be treated as a “United States person” within the meaning of the Code.

Distributions

As described in “Dividend policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock (determined separately with respect to each share of our common stock), but not below zero, and then will be treated as gain from the sale of stock as described below in “—Gain on disposition of common stock.”

Subject to the discussions below on effectively connected income and in “—Backup withholding and information reporting” and “—Foreign Account Tax Compliance Act (FATCA),” any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. Under applicable Treasury Regulations, the applicable withholding agent may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. In order to receive a reduced treaty rate, you must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you hold our common stock through a financial institution or other agent acting on your behalf, you generally will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable tax treaty.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below in “—Backup withholding and information reporting” and “—Foreign Account Tax Compliance Act (FATCA).” In order to obtain this exemption, you must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits and subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on disposition of common stock

Subject to the discussions in “—Backup withholding and information reporting” and “—Foreign Account Tax Compliance Act (FATCA),” you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of our common stock or your holding period for our common stock, or the applicable testing period.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale or other disposition of our common stock (net of certain deductions and credits) under regular U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition of our common stock, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. However, even if we are or become a USRPHC, our common stock will not constitute a United States real property interest if our common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding common stock, directly, indirectly or constructively, at all times during the applicable testing period. If we are a USRPHC at any time within the applicable testing period and either our common stock is not regularly traded on an established securities market or you hold more than 5% of our outstanding common stock, directly, indirectly or constructively, at any time during the applicable testing period, you will generally be taxed on any gain realized upon the sale or other disposition of our common stock in the same manner as gain that is effectively connected with the conduct of a

U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC at any time within the applicable testing period and our common stock is not regularly traded on an established securities market, your proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a USRPHC.

Backup withholding and information reporting

Generally, we or the applicable agent must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may also be subject to backup withholding at a current rate of 24% and additional information reporting unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Subject to the following paragraph, the Foreign Account Tax Compliance Act, Treasury Regulations issued thereunder and official IRS guidance with respect thereto, or, collectively, FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution (i) enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) otherwise establishes an exemption. Subject to the following paragraph, FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The U.S. Treasury Department has issued proposed Treasury Regulations that, if finalized in their present form, would eliminate withholding under FATCA with respect to payments of gross proceeds from a sale or other disposition of our common stock. In the preamble to such proposed Treasury Regulations, the Treasury Secretary stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriters

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of shares

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Citigroup Global Markets Inc.
BofA Securities, Inc.

Jefferies LLC
Truist Securities, Inc.

KeyBanc Capital Markets Inc.
Piper Sandler & Co.

William Blair & Company, L.L.C.
Robert W. Baird & Co. Incorporated

Needham & Company, LLC

Total	14,500,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $             per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to the receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,175,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

Prior to the date hereof, certain funds and accounts managed by entities affiliated with Caledonia US, LP and Caledonia (Private) Investments Pty Limited, or collectively, the cornerstone investor, have indicated an interest in purchasing an aggregate of up to $75.0 million in shares of our common stock offered in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor could determine to purchase more, less, or no shares in this offering or the underwriters could determine to sell more, less, or no shares to the cornerstone investor. The underwriters will receive the same discount on any shares of common stock purchased by the cornerstone investor as they will from any other shares sold to the public in this offering.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,175,000 shares of common stock.

	Without exercise of option to purchase additional shares	With exercise of full option to purchase additional shares

Per share	$	$
Total	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $6.2 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $35,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “UDMY”.

In connection with this offering, we and all directors and officers and the holders of substantially all of our outstanding equity securities have agreed, subject to certain exceptions, that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for, or that represent the right to receive, shares of common stock, which we refer to as other securities;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any other security. Each such person also agrees that the foregoing precludes such person from engaging in any hedging or other transaction designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of common stock or other securities, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than such person.

The restrictions described in the immediately preceding paragraph do not apply to transfers in the following transactions:

•	the sale of shares to the underwriters; or

•

transactions relating to shares of common stock or other securities acquired from the underwriters in this offering or in open market transactions after the completion of this offering, provided that no filing under the Exchange Act shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of common stock or other securities acquired in such transactions; or

•

transfers of shares of common stock or other securities (i) as a bona fide gift, (ii) for bona fide estate planning purposes, (iii) upon death or by will, testamentary document or intestate succession, (iv) to an immediate family member of the undersigned or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this subparagraph, “immediate family” shall mean any spouse or domestic partner and relationship by blood, current or former marriage or adoption, not more remote than first cousin), (v) if the undersigned is a trust, to any beneficiary of the undersigned or the estate of any such beneficiary, (vi) to a partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests, or (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above, provided that in the case of any transfer or disposition pursuant to this subparagraph, each transferee or donee shall sign and deliver a lock-up agreement to the underwriters and no filing under the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period (other than a filing on a Form 5); or

•

distributions of shares of common stock or other securities without consideration to stockholders, current or former partners (general or limited), members, beneficiaries or other equity holders, or to the estates of any such stockholders, partners, beneficiaries or other equity holders, provided that each distributee shall sign and deliver a lock-up agreement to the underwriters and no filing under the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; or

•

to another corporation, member, manager, partnership, limited liability company, trust or other entity (or in each case its nominee or custodian) that is an affiliate, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the transferor or affiliates of the transferor (including, for the avoidance of doubt, where the transferor is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), provided that each affiliate entity shall sign and deliver a lock-up agreement to the underwriters and no filing under the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; or

•

the transfer of common stock or other securities that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order, provided that no public announcement or filing under the Exchange Act, or any other public filing or disclosure, shall be made during the restricted period, unless such filing is required and clearly indicates in the footnotes thereto that the transfer is by operation of law, court order, or in connection with a divorce settlement; or

•

(i) the receipt from us of shares of common stock or other securities upon the exercise of options or settlement of restricted stock units or other equity awards, or (ii) the transfer of shares of common stock or any securities convertible into common stock to us upon a vesting or settlement event of our restricted stock units or upon the exercise of options to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such securities, options, or restricted stock units so long as such “cashless” exercise or “net exercise” is effected solely by the surrender of outstanding securities, options, or restricted stock units to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations; provided (x) the shares of common stock received upon exercise or settlement of the security, option, or restricted stock unit are subject to the terms of the lock-up agreement, and (y) that in the case of either clause (i) or (ii), any filing under the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in clauses (i) or (ii), as the case may be, (B) no shares were sold by the reporting person and (C) in the case of clause (i), the shares of common stock received upon exercise or settlement of the option or restricted stock unit are subject to a lock-up agreement with the underwriters; provided, further, that no such filing under the Exchange Act shall be made on a voluntary basis during the restricted period; or

•

to us in connection with any contractual arrangement that provides for the repurchase of common stock or other securities by us upon death, disability or termination of service, in each case, of such service provider;

provided that no public announcement or filing under the Exchange Act, or any other public filing or disclosure, shall be made during the restricted period, unless such filing is required and clearly indicates in the footnotes thereto the nature and conditions of such transfer; or

•

the conversion of our outstanding preferred stock into shares of common stock in connection with the consummation of this offering, provided that any such shares of common stock received upon such conversion shall be subject to the terms of the lock-up agreement with the underwriters summarized herein; or

•

facilitating the establishment of a trading plan on behalf of any of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of such shareholder, officer or director or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or

•

transfers of shares of common stock or other securities to us pursuant to arrangements under which we have the option to repurchase such shares of common stock or other securities or a right of first refusal with respect to such securities, provided that no filing under the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; or

•

the issuance by us of shares of common stock or other securities in connection with any merger or acquisition of securities, businesses, property or other assets or strategic investment (including any joint venture, strategic alliance, partnership, equipment leasing arrangement or debt financing); provided, that, the aggregate amounts of shares of common stock or other securities that we may sell or issue or agree to sell or issue pursuant to this subparagraph shall not, without prior written notice from us to the representatives, exceed 5% of the total number of shares of common stock issued and outstanding immediately following the consummation of this offering on a fully-diluted basis, and provided, further, that, in the case of this subparagraph, the recipient of any such shares of common stock or other securities shall enter into a lock-up agreement for the remainder of the restricted period, subject to the terms and conditions summarized herein; or

•

(i) the transfer of shares of common stock or other securities in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction, that is approved by our board of directors, made to all holders of common stock involving a Change of Control (as defined below) and (ii) entry into any lock-up, voting or similar agreement pursuant to which such stockholder may agree to transfer, sell, tender or otherwise dispose of shares of common stock or such other securities in connection with a transaction described in (i) above; provided that in the event that the tender offer, merger, consolidation or other similar transaction is not completed, the common stock or other securities shall remain subject to the restrictions contained in the lock-up agreement. For the purposes of this subparagraph, “Change of Control” means the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than the underwriters pursuant to this offering), of shares of common stock or other securities if, after such transfer, our stockholders immediately prior to such transfer do not own at least fifty percent (50%) of our (or the surviving entity’s) outstanding voting securities.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. If such a release is granted to one of our directors, officers or holders of 4% or more of our outstanding common stock, then our 5% stockholders (as identified elsewhere in this prospectus) will be released from such restriction on a pro-rata basis, subject to certain exceptions set forth in the lock-up agreements.

In addition, and notwithstanding the foregoing, if the individual signing the lock-up agreement is (i) as of the First Early Release Date, an employee of ours with a title below senior vice president, or an Early Release Employee, then such individual will be released from this restriction with respect to a number of shares of common stock equal to 10% of such Early Release Employee’s vested equity at the opening of trading on the second trading day immediately following our public release of earnings (which for this purpose does not include “flash” numbers or preliminary, partial earnings) for the first quarter following the most recent period for which financial statements are included in this prospectus, or the First Early Release Date, and with respect to a number of shares of common stock equal to 25% of such Early Release Employee’s vested equity at the opening of trading on the second trading day immediately following our public release of earnings (which for this purpose does not include “flash” numbers or preliminary, partial earnings) for the second quarter following the most recent period for which financial statements are included in this prospectus, or the Second Early Release Date, and (ii) if the individual signing the lock-up agreement is a security holder of ours who is not a director or officer of ours, and is not an Early Release Employee, such security holder, or Other Early Release Person, will be released from this restriction with respect to a number of shares of common stock equal to 15% of such Other Early Release Person’s vested equity, provided, however, that such Other Early Release Person will only be released from such restrictions to the extent that the last reported closing price of our common stock on the exchange on which our common stock is listed is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 10 trading days out of the 15-consecutive full trading day period ending on the closing of the first full trading day immediately prior to the Second Early Release Date.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed share program

At our request, the underwriters have reserved up to 725,000 shares of common stock, or 5% of the shares offered by this prospectus for sale, at the initial public offering price through a directed share program to eligible instructors on our platform.

Instructors in good standing with our Trust & Safety team who have at least one active, published course on our platform and at least 10 enrolled learners as of October 1, 2021 are potentially eligible for the program. Instructors must also have an active tax form on file with us and reside in the U.S. or selected international jurisdictions to be potentially eligible for the program. If demand for the program exceeds capacity in a particular jurisdiction, we may invite instructors to participate based on lifetime earnings through our platform.

The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Participants in this directed share program will not be subject to lockup or market standoff restrictions with respect to any shares purchased through the directed share program.

Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for the directed share program. Morgan Stanley & Co. LLC will administer our directed share program.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area, or a Relevant Member State, an offer to the public of any shares of common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

An offer to the public of any shares of common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares of common stock may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA,

provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the United Kingdom, this prospectus may be distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the UK Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended, or the Order, or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as “Relevant Persons.” In the United Kingdom, the shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument

31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or the FinSA, and no application has or will be made to admit the shares of common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares of common stock may not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, may be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Legal matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The underwriters are being represented by Simpson Thacher  & Bartlett LLP, Palo Alto, California.

Experts

The financial statements as of December 31, 2019 and 2020 and for each of the two years in the period ended December 31, 2020, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, such references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement and its exhibits, over the internet at the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and file annual, quarterly and special reports, proxy statements, and other information with the SEC. These reports, proxy statements and other information will be available at the SEC’s website. We also maintain a website at www.udemy.com where these materials will be available. Upon the completion of this offering, you may access these materials through our website, free of charge, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Udemy,  Inc.

Index to Consolidated Financial Statements and

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Udemy, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Udemy, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

May 25, 2021 (July 9, 2021 as to the effects of the immaterial restatement discussed in Note 15)

We have served as the Company’s auditor since 2019.

Udemy, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,139	$175,031	$163,198
Restricted cash, current	112	—	—
Accounts receivable, net of allowance for doubtful accounts of $582, $643, and $503 as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), respectively	26,807	46,257	42,762
Prepaid expenses and other current assets	3,626	6,036	12,792
Deferred contract costs, current	4,696	9,640	14,771

Total current assets	84,380	236,964	233,523
Property and equipment, net	7,956	9,106	10,669
Capitalized software, net	10,801	14,013	17,479
Restricted cash, non-current	2,500	2,900	2,900
Deferred contract costs, non-current	9,684	16,197	19,557
Other assets	1,981	2,916	2,540
TOTAL ASSETS	$117,302	$282,096	$286,668

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$16,323	$23,710	$25,269
Accrued expenses and other current liabilities	46,128	46,778	43,378
Content costs payable	24,868	31,483	30,211
Accrued compensation and benefits	9,575	20,403	12,053
Deferred revenue, current	87,005	141,439	162,745

Total current liabilities	183,899	263,813	273,656
Deferred revenue	704	937	1,226
Other liabilities	2,644	3,927	4,290
Total liabilities	187,247	268,677	279,172

COMMITMENTS AND CONTINGENCIES (Note 7)
REDEEMABLE CONVERTIBLE PREFERRED STOCK
Redeemable convertible preferred stock, $0.00001 par value - 79,635,385, 86,348,646, and 86,348,646 shares authorized; 79,472,483, 85,391,338, and 85,403,933 shares issued and outstanding; and aggregate liquidation value of $153,178, $274,009, and $274,011 as of December 31, 2019, December 31, 2020, and June 30, 2021 (unaudited), respectively.	155,645	274,104	274,267
STOCKHOLDERS’ DEFICIT:
Common stock, $0.00001 par value - 130,000,000, 150,000,000 and 150,000,000 shares authorized; and 30,619,605, 35,627,503, and 37,523,533 shares issued and outstanding as of December 31, 2019, December 31, 2020, and June 30, 2021 (unaudited), respectively.	—	—	—
Additional paid-in capital	75,293	117,818	141,112
Accumulated deficit	(300,883)	(378,503)	(407,883)

Total stockholders’ deficit	(225,590)	(260,685)	(266,771)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$117,302	$282,096	$286,668

See accompanying notes to consolidated financial statements.

Udemy, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 30,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
REVENUES	$276,327	$429,899	$201,368	$250,643
COST OF REVENUES	143,510	209,253	104,670	113,916

GROSS PROFIT	132,817	220,646	96,698	136,727

OPERATING EXPENSES:
Sales and marketing	126,436	192,600	96,176	104,141
Research and development	34,379	50,643	24,295	30,196
General and administrative	40,033	50,783	26,035	29,802

Total operating expenses	200,848	294,026	146,506	164,139

OPERATING LOSS	(68,031)	(73,380)	(49,808)	(27,412)

OTHER INCOME (EXPENSE), NET:
Interest income (expense), net	87	(1,146)	(1,014)	(391)
Other income (expense), net	(384)	55	138	(518)

Total other expense, net	(297)	(1,091)	(876)	(909)

NET LOSS BEFORE TAXES	(68,328)	(74,471)	(50,684)	(28,321)
INCOME TAX PROVISION	(1,375)	(3,149)	(1,766)	(1,059)

NET LOSS	(69,703)	(77,620)	(52,450)	(29,380)

NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS—BASIC AND DILUTED	$(2.57)	$(2.33)	$(1.63)	$(0.80)

WEIGHTED AVERAGE SHARES USED TO CALCULATE NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS—BASIC AND DILUTED	27,096,379	33,384,438	32,104,638	36,726,992

See accompanying notes to consolidated financial statements.

Udemy, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
NET LOSS	$(69,703)	$(77,620)	$(52,450)	$(29,380)

CHANGE IN UNREALIZED GAIN ON MARKETABLE SECURITIES	54	—	—	—

COMPREHENSIVE LOSS	$(69,649)	$(77,620)	$(52,450)	$(29,380)

See accompanying notes to consolidated financial statements.

Udemy, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and

Stockholders’ Deficit

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCE—January 1, 2019	79,472,483	$155,645	26,595,462	$—	$54,399	$(54)	$(237,913)	$(183,568)
Stock-based compensation	—	—	—	—	9,208	—	—	9,208
Unrealized gain on investments	—	—	—	—	—	54	—	54
Exercise of stock options	—	—	4,024,143	—	11,265	—	—	11,265
Cumulative effect of adoption of								—
ASC Topic 606	—	—	—	—	—	—	6,733	6,733
Vesting of early-exercised stock options	—	—	—	—	421	—	—	421
Net loss	—	—	—	—	—	—	(69,703)	(69,703)

BALANCE—December 31, 2019	79,472,483	155,645	30,619,605	—	75,293	—	(300,883)	(225,590)

Issuance of Series E Convertible Preferred Stock, net of $52 issuance costs	2,569,043	39,948	—	—	—	—	—	—
Issuance of Series F Convertible Preferred Stock, net of $2,320 issuance costs	3,349,812	78,511	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	32,135	—	—	32,135
Exercise of stock options	—	—	5,007,898	—	10,383	—	—	10,383
Vesting of early-exercised stock options	—	—	—	—	7	—	—	7
Net loss	—	—	—	—	—	—	(77,620)	(77,620)

BALANCE—December 31, 2020	85,391,338	$274,104	35,627,503	$—	$117,818	$—	$(378,503)	$(260,685)

See accompanying notes to consolidated financial statements.

Udemy, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and

Stockholders’ Deficit (continued)

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2019	79,472,483	$155,645	30,619,605	$—	$75,293	$—	$(300,883)	$(225,590)
Issuance of Series E Convertible Preferred Stock, net of $52 issuance costs (unaudited)	2,569,043	39,948	—	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	20,830	—	—	20,830
Exercise of stock options (unaudited)	—	—	3,233,808	—	6,843	—	—	6,843
Vesting of early-exercised stock options (unaudited)	—	—	—	—	7	—	—	7
Net loss (unaudited)	—	—	—	—	—	—	(52,450)	(52,450)

BALANCE—June 30, 2020 (unaudited)	82,041,526	$195,593	33,853,413	$—	$102,973	$—	$(353,333)	$(250,360)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2020	85,391,338	$274,104	35,627,503	$—	$117,818	$—	$(378,503)	$(260,685)
Exercise of Series A-1 redeemable convertible preferred stock warrants (unaudited)	12,595	163	—	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	16,934	—	—	16,934
Exercise of stock options (unaudited)	—	—	1,896,030	—	6,360	—	—	6,360
Net loss (unaudited)	—	—	—	—	—	—	(29,380)	(29,380)

BALANCE—June 30, 2021 (unaudited)	85,403,933	$274,267	37,523,533	$—	$141,112	$—	$(407,883)	$(266,771)

See accompanying notes to consolidated financial statements.

Udemy, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(69,703)	$(77,620)	$(52,450)	$(29,380)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,740	11,055	5,071	6,457
Amortization of deferred sales commissions	3,038	7,486	2,973	7,233
Stock-based compensation	8,963	31,618	20,603	16,484
Provision for doubtful accounts	642	182	34	170
Change in fair value of warrant liability	58	52	26	—
Other	95	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(10,578)	(19,632)	(5,744)	3,325
Prepaid expenses and other current assets	(106)	(2,409)	(107)	(4,304)
Deferred contract costs	(10,685)	(18,943)	(6,271)	(15,724)
Other assets	(1,621)	(935)	(288)	376
Accounts payable	3,837	7,256	(3,336)	838
Accrued expenses and other current liabilities	17,723	(1,593)	11,942	(2,776)
Accrued compensation and benefits	4,938	10,828	(1,675)	(8,350)
Content costs payable	3,113	6,615	5,808	(1,271)
Deferred revenue	25,310	54,667	36,588	21,596
Other liabilities	(219)	997	48	(160)

Net cash provided by / (used in) operating activities	(16,455)	9,624	13,222	(5,486)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,328)	(5,180)	(2,939)	(3,111)
Capitalized software costs	(7,793)	(9,357)	(4,051)	(6,680)
Purchase of marketable securities	(1,542)	—	—	—
Proceeds from sale and maturity of marketable securities	27,274	—	—	—

Net cash provided by / (used in) investing activities	14,611	(14,537)	(6,990)	(9,791)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from exercise of stock options	11,265	10,383	6,919	6,004
Net proceeds from issuance of redeemable convertible preferred stock	—	120,710	39,948	—
Payment of redeemable convertible preferred stock issuance costs	—	—	—	(2,250)
Payment of deferred offering costs	—	—	—	(313)
Net proceeds from exercise of Series A-1 redeemable convertible preferred stock warrants	—	—	—	3

Net cash provided by financing activities	11,265	131,093	46,867	3,444

See accompanying notes to consolidated financial statements.

Udemy, Inc.

Consolidated Statements of Cash Flows (continued)

(in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	9,421	126,180	53,099	(11,833)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	42,330	51,751	51,751	177,931

CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$51,751	$177,931	$104,850	$166,098

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$5	$48	$35	$57
Income taxes paid	120	154	37	333
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accrued redeemable convertible preferred stock issuance costs	$—	$2,250	$—	$—
Unpaid deferred offering costs	—	—	—	1,903
Stock-based compensation in capitalized software costs	281	749	338	973
Changes in purchases of property and equipment in accounts payable and accrued expenses	76	131	72	721
Vesting of early-exercised stock options, net	421	7	(69)	—

See accompanying notes to consolidated financial statements.

Udemy, Inc.

Notes to Consolidated Financial Statements

1.	Organization and description of business

Udemy, Inc. (“Udemy” or the “Company”) was incorporated in January 2010 under the laws of the state of Delaware.

Udemy is a global marketplace platform for teaching and learning, connecting millions of learners to the skills they need to succeed. The Company’s platform allows learners all over the world to access affordable and relevant content from expert instructors. Udemy combines high-quality content, insights and analytics, and technology into a single, unified platform that is purpose-built to meet the specific needs of both individual learners and enterprise customers.

The Company is headquartered in San Francisco, California, and maintains offices in Mountain View, California; Denver, Colorado; Ankara, Turkey; and Dublin, Ireland.

Risks and Uncertainties—As of December 31, 2019 and 2020, the Company had cumulative stockholder’s deficit of $225.6 million and $260.7 million, respectively, and negative net working capital of $99.5 million and $26.8 million, respectively. As of June 30, 2021 (unaudited), the cumulative stockholders’ deficit and negative net working capital balances were $266.8 million and $40.1 million, respectively. The negative net working capital balances as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), included deferred revenue totaling $87.7 million, $142.4 million, and $164.0 million respectively, derived from both the Company’s Consumer and Enterprise customers (as defined in Note 2 under the Revenue Recognition heading). During the years ended December 31, 2019 and 2020, the Company incurred net losses of $69.7 million and $77.6 million, respectively, and had cash used in operations of $16.5 million and cash provided by operations of $9.6 million, respectively. During the six months ended June 30, 2020 and 2021 (unaudited), the Company incurred net losses of $52.5 million and $29.4 million, respectively, and had cash provided by operations of $13.2 million and cash used in operations of $5.5 million, respectively.

The Company has incurred operating and net losses since inception. Such losses have primarily resulted from the costs incurred in the development, operation, and marketing of the Company’s products, platform and services. The Company expects to continue to make investments in order to develop and promote new offerings as well as to support existing offerings.

The Company may require future financing to perpetuate its business model. The Company believes it will be able to maintain adequate liquidity to meet the Company’s liquidity needs over the next twelve months from the issuance date of the audit report.

Coronavirus disease 2019 (“COVID-19”)—In March 2020, the World Health Organization declared the outbreak of the coronavirus disease named COVID-19 a pandemic. The COVID-19 pandemic has created and may continue to create significant uncertainty in global financial markets. This uncertainty may positively or adversely impact certain aspects of the business, including but not limited to customer demand and spending, the ability to raise capital, impairment of assets, and cash collections. As of December 31, 2020, and through the date of issuance of the financial statements, management is not aware of any significant, adverse conditions or circumstances pertaining to COVID-19 that would require updating or revising the Company’s estimates, judgments or carrying value of assets or liabilities. While the Company has not experienced a material negative impact to its business, results of operations, financial position, and liquidity, the future duration, impact, and disruption of the COVID-19 outbreak to the Company’s operations is uncertain.

2.	Summary of significant accounting policies

Basis of Consolidation and Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Segment Information—The Company defines its segments as those operations the chief operating decision maker (“CODM”), determined to be the Chief Executive Officer of the Company, regularly reviews to allocate resources and assess performance. For the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021 (unaudited), the Company operated under two operating and reportable segments: Consumer and Enterprise. The Company continually monitors and reviews its segment reporting structure in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, to determine whether any changes have occurred that would impact its reportable segments. For further information on the Company’s segment reporting, see Note 15 “Segment and Geographic Information.”

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the results of operations during the reporting periods.

Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, allowance for doubtful accounts, useful lives of property and equipment, capitalization of internally developed software and associated useful lives, valuation of stock option grants, determination of the income tax valuation allowance and the potential outcome of uncertain tax positions, estimated instructor withholding tax obligations, estimated period of consumption for Consumer learners’ single course purchases, fair value of the Company’s common stock and convertible preferred stock, and the period of benefit for deferred commissions. Management periodically evaluates such estimates and assumptions for continued reasonableness.

Actual results may ultimately differ from management’s estimates and such differences could be material to the financial position and results of operations.

Unaudited Interim Consolidated Financial Information—The accompanying interim consolidated balance sheet as of June 30, 2021, the consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the six months ended June 30, 2020 and 2021, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly the Company’s financial position as of June 30, 2021 and its results of operations and cash flows for the six months ended June 30, 2020 and 2021. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these six-month periods are unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of the results expected for the full year ending December 31, 2021 or any future period.

Revenue Recognition—On January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers using the modified retrospective method. The Company’s two sources of revenues are its Consumer and Enterprise business channels.

Consumer revenues: The Company generates revenue by selling access to course content on the Udemy platform directly to individual learners. Consumer revenues consist of (i) single course purchases and (ii) Consumer subscriptions. All contracts with Consumer customers are billed in advance and require payment by the customer prior to accessing any course content, or in the case for new Consumer subscription customers, upon expiration of the 7-day free trial.

After checkout, Consumer customers purchasing a single course receive a lifetime access license to the digital course content in addition to stand-ready access to the Udemy platform online services needed to access the content. Consumer subscription plans offer on-demand access to a library of courses over a subscription term, as well as additional features and functionalities.

Consumer revenue transactions are governed by Udemy’s standard terms of use. The time between a customer’s payment and the receipt of funds is not significant. Payment terms are generally fixed and do not include variable consideration. Consumer revenues are recorded net of actual and estimated refunds and exclude any taxes that are collected from learners and remitted to governmental authorities. Consumer revenue arrangements do not include significant obligations associated with warranties.

Consumer subscriptions are typically one-month in duration and paid in advance, with new customers able to sign up for a 7-day free trial period. Subscribers have continuous access to enroll in and consume an unlimited number of curated courses included in the subscription catalogue on the platform during the subscription term. Subscribers retain access to the courses in which they enroll for the duration of their subscriptions (including any renewal period), even if the instructor subsequently elects to remove the course from the Company’s subscription programs. The continual access to the platform represents a series of distinct services, as the Company continually provides access to, and fulfills its obligation to, the customer over the contract term. Consumer subscriptions automatically renew at the end of each month. Customers may cancel renewal of their subscription at any point but will retain their access to the platform until the end of the current subscription term. Revenues recognized from Consumer subscriptions was not material for each of the years ended December 31, 2019 and 2020, as well as the six months ended June 30, 2020 and 2021 (unaudited).

Enterprise revenues: The Company generates revenue by selling subscription licenses to a variety of enterprise and government customers.

The Company’s subscription contracts with Enterprise customers generally have annual or multi-year contractual terms and consist of a fixed quantity of seat licenses, which allows each seat to access an unlimited number of course enrollments during the contract term. Subscribers retain access to the courses in which they enroll for the duration of their subscriptions (including any renewal period), even if the instructor subsequently elects to remove the course from the Company’s subscription programs. Enterprise contracts are typically evidenced by a fully executed Master Services Agreement and, with an accompanying executed Order Form specifying the contractual subscription term and pricing. Revenue is recognized ratably over the respective contractual subscription term beginning on the date that the platform is made available to the customer.

Standard subscription agreements have auto-renewal clauses, which allow the agreement to continue after the expiration of the initial term. The Company’s standard billing terms are to invoice upfront annually for contracts with terms of one year or longer. For contracts that are less than one year, the Company generally bills in advance on a quarterly or semi-annual basis. The Company recognizes unbilled receivables that relate to consideration for services completed but not billed as of period end. The unbilled receivables are recorded in accounts receivable, net, and are not material for any period presented.

Revenue from contracts with customers is recognized when control of promised services is transferred. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services. The Company accounts for revenue contracts with customers using the five-step model under ASC Topic 606:

1.	Identify the contract with a customer

Udemy determines a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience if available. Consumer customers are generally required to pay in advance using a credit card. Generally, Enterprise customers are billed upfront annually for contracts with terms of one year or longer or in advance quarterly or semi-annually for contracts with terms of less than one year.

2.	Identify the performance obligations in the contract

Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or Udemy, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Customers do not have the ability to take possession of the software supporting the Udemy platform and, as a result, contracts are accounted for as service arrangements.

The non-exclusive lifetime access license associated with single course purchases and the licensed content associated with subscriptions are not considered distinct from the Udemy platform, because the course content is significantly integrated, and highly interdependent and interrelated with the platform. Specifically, the learner does not obtain control of the course content’s functionality without the Udemy platform. Accordingly, management concluded there is a single, combined performance obligation, which is customer’s access to the online content on the Udemy platform, representing a series of distinct services as the Company continually provides access to and fulfills its obligation to allow access to licensed content and platform functionality to the learner.

3.	Determine the transaction price

The transaction price is determined based on the consideration to which Udemy expects to be entitled in exchange for transferring services to the customer. The prices for Consumer and Enterprises contracts are fixed at contract inception and do not contain significant estimates related to variable consideration. With respect to single course purchases, customers may request a full refund within 30 days after the initial purchase transaction. The Company estimates and establishes a refund reserve based on historical refund rates, which has historically been immaterial. None of the Company’s contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

4.	Allocate the transaction price to performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price.

As access to content is not considered distinct from the Udemy platform hosting services, the transaction price is allocated to a single performance obligation

5.	Recognize revenue when or as performance obligations are satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that Udemy expects to receive in exchange for those services. Udemy has a stand ready obligation to deliver its services continually throughout the requisite contract period, which is either lifetime access for Consumer customers or the contractual subscription term for Enterprise and Consumer subscription customers. As such, the Company recognizes revenue on a straight-line basis as it satisfies the performance obligation, using an estimated service period for individual Consumer enrollments and the contractual subscription term for Enterprise and Consumer subscription customers.

Other than the circumstances noted below, no significant judgment has historically been required in determining the amount and timing of revenue from the Company’s contracts with customers.

Principal vs. Agent—In order to determine if Consumer and Enterprise revenues should be reported gross or net of payments to third-party instructors, the Company evaluated whether Udemy acts as the principal in sales of its online course offerings. An entity is the principal if it controls a good or service before it is transferred to the end customer. Key indicators that management evaluated in determining gross versus net treatment included but are not limited to:

•	the nature of the Company’s promise to the customer, as well as the distinct performance obligation identified.

•	the underlying contract terms and conditions between the parties to the transaction.

•	which party is primarily responsible for fulfilling the promise to provide the specified good or service to the end customer.

•	which party has inventory risk before the specified good or service has been transferred to the end customer.

•	which party has discretion in establishing the price for the specified good or service.

Based on an evaluation of the above indicators, management determined that the Company is the principal to learners who purchase access to online course content via Consumer and Enterprise offerings. The Company controls the promised goods or services (i.e., access to course content via the Udemy platform) before it is transferred to the customer and is primarily responsible for fulfillment with respect to delivering access to course content. The Company is the entity which licenses content to learners as the agreements with instructors grant the Company the right to sub-license content to its learners at its discretion. The Company also has substantial discretion to determine the pricing of its offerings. Therefore, the Company reports the gross purchase price paid by the customer related to these arrangements in the revenues caption of the consolidated statements of operations and the payments to instructors as content costs within cost of revenues.

Estimated service term for Consumer single course purchases—The Company considers a variety of data points when determining the estimated service period for a Consumer learner’s consumption of an single course purchase, including, the weighted-average number of days between a learner’s first and last day that content is accessed on the platform, the average total hours consumed, the average number of days in which learner activity stabilizes, and the weighted-average number of days between learners’ enrollment and the last date the course content is accessed online. Management also considers known online trends, the service periods of historical course content available on the platform, and to the extent publicly available, service periods of competitors’ online content that is similar in nature to the Company’s. The Company believes consideration of all of these factors enables the Company to determine the best representation of the time period during which Consumer learners access the online course content on the Company’s platform and therefore the service period over which the Company provides services to learners. Determining the estimated service period is subjective and requires management’s judgment. Future usage patterns may differ from historical usage patterns, and the estimated service period may change in the future. The estimated service period for Consumer single course purchase transactions is four months from the date of enrollment.

The Company records contract liabilities when cash payments are received or due in advance of performance to deferred revenue. Deferred revenue primarily relates to the advance consideration allocated to remaining performance obligations received from customers.

The price of subscriptions is fixed at contract inception and the Company’s contracts do not contain significant estimates related to variable consideration. As a result, the amount of revenue recognized in the periods presented from performance obligations satisfied (or partially satisfied) in prior periods was not material.

In connection with the adoption of ASC 606, the Company recorded an increase in total assets of $6.7 million and a reduction of accumulated deficit of $6.7 million as of January 1, 2019, which is attributed to deferred contract costs.

The Company applied the practical expedient in Topic 606 and did not evaluate contracts of one year or less for the existence of a significant financing component.

Cost of Revenues—Costs of revenues are related to content costs (which are payments to instructors), payment and mobile processing fees, costs associated with the hosting of digital content, and employee related expenses for the customer support organization, including salaries, benefits, stock-based compensation, facilities and other expenses, depreciation of network equipment, and amortization of capitalized software.

Advertising Costs—Advertising costs are expensed as incurred. Advertising expense is recorded in sales and marketing expenses in the consolidated statements of operations and were $72.6 million and $110.5 million for the years ended December 31, 2019 and 2020, respectively. Advertising expenses for the six months ended June 30, 2020 and 2021 (unaudited), were $56.6 million and $49.6 million, respectively.

Research and Development—Research and development costs are expensed as incurred. Research and development expenses include salaries, benefits, stock-based compensation, facilities, office costs, contracted services, supplies, and other miscellaneous expenses.

Stock-Based Compensation—The Company accounts for its stock-based compensation pursuant to Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all stock awards. The Company uses the Black-Scholes pricing model to determine the grant date fair value of stock options. For awards with service-based vesting conditions, the Company recognizes the resulting stock-based compensation on a straight-line basis over the requisite service period of the awards, which is typically a vesting term of four years. Compensation cost for awards that are subject to performance conditions are attributed separately for each vesting tranche of the award. The Company accounts for forfeitures as they occur rather than estimating the number of awards that are expected to ultimately vest. The Black-Scholes option-pricing model requires the use of subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock.

The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Volatility—Since the Company does not have a trading history of its common stock, the Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Dividend Yield—The expected dividend was assumed to be zero as the Company has never paid dividends and has no current plans to do so.

The Company records compensation expense related to stock options issued to nonemployees, including consultants based on the fair value of the stock options calculated using the Black-Scholes option-pricing model on the grant date over the service performance period as the equity instruments vest. Prior to adoption of the Financial and Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2018-07 as of

January 1, 2020, at each reporting date, the Company revalued the fair value and expense related to the unvested portion of such nonemployee awards. As a result, the fair value of the portion of unvested options granted to nonemployees was remeasured each reporting period over the options’ remaining vesting term and recognized as an expense over the remaining period the services are rendered. Upon adoption of ASU No. 2018-07, the unsettled portions of nonemployee awards shall be remeasured to fair value as of the adoption date and recognized as expense over the period the services are rendered, but no further remeasurement at each reporting period thereafter is required.

The Company also grants cash-settled stock appreciation rights (“SARs”) to certain employees. Because the SARs are settled in cash upon the exercise of the SARs, the Company accounts for the SARs in the other liabilities caption in the accompanying consolidated balance sheets. Vested and outstanding SARs are subject to remeasurement at each balance sheet date using the Black-Scholes option-pricing model and the assumptions described above, and any change in fair value is recognized as a component of operating expenses. The Company adjusts the liability fair value for vested and outstanding SARs until the earlier of the exercise or expiration of the SARs.

Income Taxes—The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach in accounting for income taxes. Under this method, the tax provision includes taxes currently due plus the net change in deferred tax assets and liabilities. Deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refund received, as provided for under currently enacted tax law. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, is not expected to be realized.

ASC 740 prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under this guidance, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as a component of the provision for income taxes. There was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the years ended December 31, 2019 and 2020, and during the six months ended June 30, 2020 and 2021 (unaudited). The Company does not currently anticipate that any significant increase or decrease to unrecognized tax benefits will be recorded during the next twelve months.

Translation of Foreign Currency—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate prevailing during the year. Remeasurement adjustments are recognized in the consolidated statements of operations as transaction gains or losses in the period of occurrence as other income (expense).

Net Loss Per Share Attributable to Common Stockholders—Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities as the holders of such stock have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. For purposes of this calculation, redeemable convertible preferred stock, common stock options, early exercised common stock options subject to repurchase, and redeemable convertible preferred stock warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for the periods presented.

Comprehensive Income (Loss)—Comprehensive loss consists of two components, net loss and other comprehensive loss, net of tax. Other comprehensive loss, net of tax, refers to revenue, expenses, gains, and losses that under GAAP are recorded as an element of stockholders’ deficit but are excluded from net loss. The Company’s other comprehensive income for the year ended December 31, 2019 consisted of changes in unrealized holding gains on available-for-sale securities. The Company recorded no other comprehensive income or loss for the year ended December 31, 2020. The Company recorded no other comprehensive income or loss for the six months ended June 30, 2020 and 2021 (unaudited).

Cash and Cash Equivalents—As of December 31, 2019 and 2020, and June 30, 2021 (unaudited), cash and cash equivalents include on demand deposits and money market funds with banks which have remaining maturities at the date of purchase of less than ninety days. Cash equivalents also include amounts in transit from certain payment processors for credit and debit card transactions, which typically settle within five business days. Cash and cash equivalents are carried at cost, which approximates fair value.

Restricted Cash—Restricted cash primarily consists of cash restricted in connection with lease agreements for the Company’s facilities. Restricted cash is included in current assets for leases that expire within one year from the balance sheet date and in non-current assets for leases that expire in more than one year from the balance sheet date.

	As of December 31,		As of June 30,
Reconciliation of cash, cash equivalents, and restricted cash	2019	2020	2021
			(unaudited	)
Cash and cash equivalents	$49,139	$175,031	$163,198
Restricted cash, current	112	—	—
Restricted cash, non-current	2,500	2,900	2,900

Total cash, cash equivalents, and restricted cash	$51,751	$177,931	$166,098

Marketable Securities—The Company’s marketable securities comprise of asset-backed securities, U.S. treasury securities, corporate debt securities and commercial paper. The Company determines the appropriate classification of its marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result of sales and maturities of the Company’s previously outstanding investment portfolio during the year ended December 31, 2019, there are no marketable securities within the consolidated balance sheets as of December 31, 2019 and 2020, and as of June 30, 2021 (unaudited).

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable represent amounts owed to the Company for Enterprise subscriptions. Also included in accounts receivable are amounts due from payment processors or mobile application store partners that settle over a period longer than five business days. Accounts receivable balances are recorded at the invoiced amount and are non-interest-bearing.

Accounts receivable are presented net of allowances for doubtful accounts. Management assesses the Company’s ability to collect outstanding receivables and records allowances when collection becomes doubtful. The provision for bad debt is recorded in general and administrative expenses in the accompanying consolidated statements of operations. These estimates are based on the assessment of the credit worthiness of the Company’s customers based on multiple sources of information and analysis of such factors as the Company’s historical collection experience and industry and geographic concentrations of credit risk. Accounts receivable deemed to be uncollectible are written off, net of any amounts that may be collected.

	Balance at beginning of period	Charged to expenses	Charges utilized / write-offs	Balance at end of period

Allowance for doubtful accounts
Year Ended December 31, 2019	$422	$642	$(482)	$582

Year Ended December 31, 2020	$582	$182	$(121)	$643
Six months ended June 30, 2021 (unaudited)	$643	$170	$(310)	$503

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. For cash, cash equivalents, and restricted cash, the Company is exposed to credit risk in the event of default by the financial institutions to the extent the amounts recorded on the accompanying consolidated balance sheets are in excess of federal insurance limits.

The Company generally does not require collateral or other security in support of accounts receivable. To reduce credit risk, management performs ongoing evaluations of its customers’ financial condition. The Company analyzes the need for reserves for potential credit losses and records allowances for doubtful accounts when necessary. The Company had no customer which accounted for more than 10% of total accounts receivable as of December 31, 2019 and 2020, and as of June 30, 2021 (unaudited). No customer accounted for more than 10% of total revenue during the years ended December 31, 2019 and 2020, and during the six months ended June 30, 2020 and 2021 (unaudited).

Deferred Offering Costs—Deferred offering costs consist of direct and incremental legal, accounting, and other fees related to the Company’s proposed initial public offering (“IPO”). These costs are capitalized in the prepaid expenses and other current assets caption on the consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed. The Company had no deferred offering costs as of December 31, 2019 and 2020. Total deferred offering costs as of June 30, 2021 (unaudited) were $2.2 million.

Deferred Contract Costs—Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is determined to be four years. The Company determined the period of benefit by taking into consideration the length of terms in its customer contracts, changes and enhancements in course offerings, and other factors. Amounts expected to be recognized within one year of the consolidated balance sheet dates are recorded as deferred contract costs, current, while the remaining portion is recorded as deferred contract costs, non-current in the consolidated balance sheets. Deferred contract costs are periodically analyzed for impairment. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of operations.

The following table represents a rollforward of the Company’s deferred contract costs (in thousands):

	Balance at beginning of period	Additions	Amortization expense	Balance at end of period
Deferred contract costs
Year ended 12/31/2019	$6,733	$10,685	$(3,038)	$14,380
Year ended 12/31/2020	$14,380	$18,943	$(7,486)	$25,837
Six months ended 6/30/2021 (unaudited)	$25,837	$15,724	$(7,233)	$34,328

Property and Equipment, Net—Property, equipment, and purchased software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for computers, purchased software, and equipment, and five years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition or retirement, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected as operating expenses in the consolidated statements of operations.

Capitalized Software, Net—The Company capitalizes costs to develop software for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Once an application has reached the development stage, qualifying internal and external costs are capitalized until the software feature is substantially complete and ready for its intended use. Capitalized qualifying costs are amortized on a straight-line basis when the software is ready for its intended use over an estimated useful life, which is generally three years. The Company evaluates the useful lives of these assets and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment of Long-Lived Assets—The Company evaluates the carrying value of long-lived assets, such as property and equipment, whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. The Company did not identify any impairment losses on long-lived assets for the years ended December 31, 2019 and 2020, and for the six months ended June 30, 2020 and 2021 (unaudited).

Deferred Revenue—The Company records contract liabilities to deferred revenue for amounts billed to customers in advance of the performance obligations being satisfied, and primarily consists of the unearned portion of Enterprise and Consumer services. The Company also recognizes an immaterial amount of contract assets, or unbilled receivables, primarily relating to consideration for services completed but not billed at the reporting date. Unbilled receivables are classified as receivables when the Company has the right to invoice the customer.

During the years ended December 31, 2019 and 2020, the Company recognized revenues that were included in the deferred revenue balances at the beginning of the year of $62.4 million and $83.4 million, respectively. During the six months ended June 30, 2020 and 2021 (unaudited), the Company recognized revenues that were included in the deferred revenue balances at the beginning of the year of $73.1 million and $104.2 million, respectively.

The below table presents a summary of deferred revenue balances by reportable segment (in thousands):

	As of December 31,		As of June 30,
	2019	2020	2021

Deferred revenue:			(unaudited	)
Enterprise	$40,686	$84,241	$109,043

Consumer	47,023	58,135	54,928

Total deferred revenue	$87,709	$142,376	$163,971

Remaining performance obligations represent the aggregate amount of the transaction price in contracts for performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations relate to unearned revenue from consumer single course purchase arrangements and unearned and un-billed revenue from multi-year enterprise subscription contracts with future installment payments at the end of any given period. As of December 31, 2020, the aggregate transaction price for remaining performance obligations was $192.4 million, of which 81% is expected to be recognized during 2021 and the remainder thereafter. As of June 30, 2021 (unaudited), the aggregate transaction price for remaining performance obligations was $233.1 million, of which 78% is expected to be recognized during the twelve months ending June 30, 2022, and the remainder thereafter.

Fair Value of Financial Instruments—The Company considers fair value as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value are either observable or unobservable. Observable inputs reflect assumptions that market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based on their own market assumptions.

The Company utilizes the following three-level fair value hierarchy to establish the priorities of the inputs used to measure fair value:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs are observable, unadjusted quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data; and

Level 3—Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The carrying amounts of cash, cash equivalents, restricted cash, and accounts receivable, as well as accounts payable, approximate fair value due to the relatively short-term maturities and are classified as short-term assets and liabilities, respectively, in the accompanying consolidated balance sheets.

The fair value measurements of assets and liabilities that are measured at fair value on a recurring basis are as follows (in thousands):

As of	Fair Value Hierarchy
December 31, 2019	Level 1	Level 2	Level 3

Financial liabilities:

Redeemable convertible preferred stock warrants	$—	$—	$108
Cash settled stock appreciation rights	—	—	36

Total financial liabilities	$—	$—	$144

As of	Fair Value Hierarchy
December 31, 2020	Level 1	Level 2	Level 3

Financial liabilities:

Redeemable convertible preferred stock warrants	$—	$—	$160
Cash settled stock appreciation rights	—	—	268

Total financial liabilities	$—	$—	$428

As of	Fair Value Hierarchy
June 30, 2021	Level 1	Level 2	Level 3
		(unaudited)

Financial liabilities:
Cash settled stock appreciation rights	$—	$—	$791

Total financial liabilities	$—	$—	$791

Warrants issued for the Company’s redeemable convertible preferred stock are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net. The Company adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the closing of a qualifying initial public offering, at which time all redeemable convertible preferred stock warrants would be converted into warrants to purchase common stock and, accordingly, the liability would be reclassified to stockholders’ deficit.

The Company measures the redeemable convertible preferred stock warrants using Level 3 unobservable inputs within the Black-Scholes option-pricing model. The Company used various key assumptions, such as the fair value of redeemable convertible preferred stock, volatility, the risk-free interest rate, and expected term (remaining contractual term of the warrants). The Company monitors the fair value of the redeemable convertible preferred stock warrants annually, with subsequent gains and losses from remeasurement of Level 3 financial liabilities recorded through other income (expense), net in the consolidated statements of operations. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

See Note 2 “Summary of Significant Accounting Policies—Stock-Based Compensation” for the valuation methodology and inputs used to measure the fair value of the stock appreciation rights.

In January 2010, the Company issued warrants to purchase up to 1,562,689 shares of the Company’s Series A-1 redeemable convertible preferred stock at an exercise price of $0.196 per share. The initial term of the warrant was five years from the issuance of Series A-1, which occurred in September 2011, and had an automatic extension for an additional five years if the Company was not public by the original expiration date. Prior to the years ended December 31, 2019 and 2020, 1,550,094 of the warrants had been exercised. As of December 31, 2019, and 2020, 12,595 warrants remained outstanding and were carried at fair value in the other liabilities and the accrued expenses caption and other current liabilities caption, respectively, on the consolidated balance sheets.

The remaining outstanding 12,595 warrants were exercised on January 20, 2021 for an immaterial amount of cash proceeds, at which time the Company reclassified the $0.2 million (unaudited) fair value of the warrants into Series A-1 redeemable convertible preferred stock on the consolidated balance sheet. The change in fair value of the warrants between December 31, 2020 and the exercise date was immaterial (unaudited).

A summary of the changes in the fair value of Level 3 financial instruments, of which changes in warrant fair value and vesting and remeasurement of stock appreciation rights are recognized in the consolidated statement of operations, is as follows (in thousands):

	Warrants	SARs	Total

Balance—January 1, 2019	$50	$—	$50
Change in fair value of redeemable convertible preferred stock warrants	58	—	58

Vesting and remeasurement of stock appreciation rights	—	36	36

Balance—December 31, 2019	$108	$36	$144

Change in fair value of redeemable convertible preferred stock warrants	52	—	52
Vesting and remeasurement of stock appreciation rights	—	232	232

Balance—December 31, 2020	$160	$268	$428

Exercise of redeemable convertible preferred stock warrants (unaudited)	(160)	—	(160)

Vesting and remeasurement of stock appreciation rights (unaudited)	—	523	523

Balance—June 30, 2021 (unaudited)	$—	$791	$791

Redeemable Convertible Preferred Stock—The redeemable convertible preferred stock issued by the Company provides the preferred stockholders certain rights regarding events that are outside the control of the Company. This includes the right to redeem the preferred stock upon a specified passage of time or upon the occurrence of certain deemed liquidation events where the holders of the preferred stock are entitled to receive cash or other assets. As such, the redeemable convertible preferred stock is classified as mezzanine (or temporary) equity as it contains terms that could force the Company to redeem the shares for cash or other assets upon the occurrence of an event not solely within the Company’s control. The Company’s series of redeemable convertible preferred stock represent equity instruments in legal form, are not mandatorily redeemable financial instruments, and do not constitute unconditional obligations that may require issuance of a variable number of the Company’s shares. Furthermore, since the series of redeemable convertible preferred stock are neither currently redeemable nor probable of becoming redeemable, no subsequent remeasurement of the amounts presented outside of stockholders’ deficit is required.

Recently Adopted Accounting Pronouncements—In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 on January 1, 2019, by applying the modified retrospective approach to all contracts that were not completed as of January 1, 2019. The Company applied the practical expedient in Topic 606 and did not evaluate contracts of one year or less for the existence of a significant financing component. The Company recorded an increase in total assets of $6.7 million and a reduction of accumulated deficit of $6.7 million as of January 1, 2019, which is attributed to the deferral of sales commission costs.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows. The standard requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the ASU on January 1, 2019. As a result of adopting the ASU, the Company includes restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statements of consolidated cash flows.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements, which clarifies, corrects errors in and makes improvements to several topics in the FASB Accounting Standard Codification. The transition and effective date guidance is based on the facts and circumstances of each amendment. Some of the amendments do not require transition guidance and were effective upon issuance of the ASU. This ASU is effective for the Company for its fiscal year ended December 31, 2020. The Company adopted the ASU on January 1, 2020. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting. The updated guidance simplifies the accounting for non-employee share-based payment transactions. The amendments in the new guidance specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. This ASU is effective for the Company for its fiscal year ended December 31, 2021, with early adoption permitted. The Company early-adopted the ASU on January 1, 2020. The Company was required to remeasure any liability-classified nonemployee awards that have not been settled as of the adoption date through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The ASU is effective for the Company beginning in its fiscal year ending December 31, 2020. The Company adopted the ASU on January 1, 2020. The adoption of this ASU did not have a material impact on the consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted—The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard introduces the new leases standard that applies a right-of-use (“ROU”) model and requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments. For leases with a term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a ROU asset or lease liability. At inception, lessees must classify all leases as either finance or operating based on five criteria. Balance sheet recognition of finance and operating leases is similar, but the pattern of expense recognition in the income statement, as well as the effect on the statement of cash flows, differs depending on the lease classification. In June 2020, the FASB issued ASU No. 2020-05 in 2020, Effective Dates for Certain Entities, which deferred the effective date for nonpublic entities, including EGCs, that had not yet adopted the original ASU. Under the amended guidance, the leasing standard will be effective for the Company’s fiscal year beginning after December 15, 2021, and early adoption is still permitted. The Company is currently assessing whether these amendments will have a material effect on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The FASB issued ASU 2019-10 in November 2019, which established an effective date for the Company, given its status as an EGC, during its fiscal year ending December 31, 2023, with early adoption permitted. The Company is currently assessing whether these amendments will have a material effect on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project, which requires capitalization of certain costs incurred only during the application development stage and costs to be expensed during the preliminary project and post-implementation stage. This ASU is effective for the Company beginning in its fiscal year ended December 31, 2021. The Company is currently assessing the potential impact of the new standard on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of income taxes and reducing the cost and complexity in accounting for income taxes. The ASU is effective for the company beginning in its fiscal year ending December 31, 2022. The Company is currently assessing the potential impact of the new standard on the Company’s consolidated financial statements.

3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)

Prepaid expenses	$2,617	$4,904	$5,865

Deferred offering costs	—	—	2,216

Short term deposits	295	—	1,154
Other current assets	714	1,132	3,557

Prepaid expenses and other current assets	$3,626	$6,036	$12,792

4.	Property and equipment, net

Property and equipment consisted of the following (in thousands):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)

Computers and equipment	$5,408	$6,171	$6,716

Furniture and fixtures	2,975	4,181	4,324

Purchased software	205	280	296

Leasehold improvements	11,519	15,164	15,492

Construction in progress	1,438	16	2,817

Total property and equipment	21,545	25,812	29,645

Less accumulated depreciation	(13,589)	(16,706)	(18,976)

Property and equipment, net	$7,956	$9,106	$10,669

Depreciation expense was $3.8 million and $4.2 million for the years ended December 31, 2019 and 2020, respectively, and $1.9 million and $2.3 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively.

5.	Capitalized software, net

Capitalized software consisted of the following (in thousands):

	December 31,		June 30,
	2019	2020	2021

			(unaudited)

Capitalized software	$18,549	$28,472	$36,125
Less accumulated amortization	(7,748)	(14,459)	(18,646)

Capitalized software, net	$10,801	$14,013	$17,479

Amortization expense of capitalized software was $4.9 million and $6.9 million for the years ended December 31, 2019 and 2020, and $3.2 million and $4.2 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively. As of December 31, 2020, expected amortization expense over the remaining asset lives is as follows (in thousands):

2021	$7,143

2022	4,633

2023	2,237

Total expected amortization	$14,013

As of June 30, 2021 (unaudited), expected amortization expense over the remaining asset lives is as follows (in thousands):

Six months ending December 31, 2021	$4,541

2022	7,184

2023	4,788

2024	966

Total expected amortization	$17,479

6.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,		June 30,
	2019	2020	2021

			(unaudited)

Accrued expenses	$8,070	$6,796	$7,446
Deferred rent, current	381	597	661

Indirect tax reserves	32,988	26,645	24,130
Indirect tax payables	4,201	11,365	9,906

Other current liabilities	488	1,375	1,235

Accrued expenses and other current liabilities	$46,128	$46,778	$43,378

Indirect tax payables relate to amounts collected from customers on behalf of third-party taxing authorities, primarily sales and use taxes owed on the Company’s sales in various U.S. state jurisdictions, and indirect taxes owed on sales outside of the U.S. Indirect tax payables also include withholding taxes on payments made to the Company’s instructors before remitting these amounts to the taxing authorities.

Indirect tax reserves primarily relate to Sales and other Indirect Tax Reserves and Instructor Withholding Tax Reserves.

Sales and other Indirect Tax Reserves—The Company determined that it was required to pay indirect tax in various domestic and international jurisdictions for the periods prior to January 1, 2020. Accordingly, the Company recorded an outstanding liability of $11.0 million and $3.4 million as of December 31, 2019 and 2020, respectively, for estimated amounts not collected from customers. The change in the sales and other indirect tax reserves liability during the year ended December 31, 2019 consisted of $4.2 million of additional estimated tax reserves, including penalties and interest, which were recorded as general and administrative expenses in the accompanying consolidated statements of operations, offset by no payments made under voluntary disclosure agreements (“VDAs”) to the respective taxing authorities. The change in the sales and other indirect tax reserves liability during the year ended December 31, 2020 consisted of $0.7 million of additional estimated tax reserves, which were recorded as general and administrative expenses in the accompanying consolidated statements of operations, offset by $8.3 million of payments made under VDAs to the respective taxing authorities.

The outstanding sales and other indirect tax reserves liability as of June 30, 2021 (unaudited) was $0.5 million. During the six months ended June 30, 2020 and 2021 (unaudited), the Company recorded $0.7 million and $(0.2) million, respectively, to general and administrative expenses in the accompanying consolidated statements of operations. The decrease in the reserve liability balance during the six months ended June 30, 2021 (unaudited) was due to $2.7 million in payments made under VDAs to the respective taxing authorities. No payments under VDAs were made during the six months ended June 30, 2020 (unaudited).

The Company has continued the process of filing VDAs with certain jurisdictions and remitting the estimated indirect tax. If these jurisdictions determine that additional amounts are necessary, the Company will be required to pay accordingly.

Instructor Withholding Tax Reserves—The Company conducts operations in many tax jurisdictions throughout the United States and the rest of the world. The Company has an obligation to comply with information reporting and tax withholding requirements with regards to certain payments made to its U.S. and non-U.S. instructors. Under United States Federal tax rules, in the case where the Company withholds less than the correct amount of tax or fails to report it, it is liable for the correct amount that it was required to withhold, plus interest and potential penalties. The Company may be entitled to relief on certain payments if the Company can obtain documentation (e.g. taxpayer identification forms) from instructors establishing that the instructor payee qualifies for reduced withholding tax rates, or that the instructor payee reported the payments and paid the corresponding taxes owed.

Prior to March 2020, the Company had not obtained appropriate taxpayer identification forms from instructors, nor remitted applicable tax withholding amounts to the U.S. Internal Revenue Service (“IRS”) where required. In accordance with GAAP, the Company recorded a provision for its tax exposure when it was both probable that a liability had been incurred and the amount of the exposure could be reasonably estimated. Given the significant quantity of instructor payments the Company makes in its operations, the Company has applied a statistical sampling approach that is analogous to methods commonly used by the IRS when determining the extent of withholding tax obligations during IRS audits for the historical instructor payments.

The instructor withholding provision estimate includes several key assumptions including, but not limited to, the tax characterization of the Company’s payments made to instructors, the historical lookback practices and scoping precedents of the IRS, the methods for sourcing of instructor payments to U.S. and non-U.S. jurisdictions, and management’s estimate of the penalty relief on certain instructor payments it will be entitled to.

Beginning in March 2020, the Company began collecting appropriate taxpayer identification forms from its instructors, assessing whether the forms justified a reduced rate of withholding or withholding exemption, and remitting withholding tax payments to the IRS where required. The Company also began reporting payments to its non-U.S. instructors and the IRS annually where required to do so.

As of December 31, 2019, and 2020, the Company determined that it was probable that it would owe an estimate of $20.9 million and $22.2 million, respectively, for withholding taxes related to historical payments to its instructors. The Company has recorded this amount in accrued expenses and other liabilities in the accompanying consolidated balance sheets, of which $8.4 million and $2.8 million is recorded in general and administrative expenses for the years ended December 31, 2019 and 2020, respectively, in the accompanying consolidated statements of operations. The change in liability during the year ended December 31, 2020 also included a reduction due to $1.5 million of payments made to the IRS, as well as estimated interest of $1.2 million that is recorded in interest income (expense), net in the accompanying consolidated statements of operations.

During the six months ended June 30, 2020 and 2021 (unaudited), the Company recorded $1.0 million and $0.4 million of expense in the accompanying consolidated statements of operations. Included in those amounts are estimated interest of $0.9 million and $0.4 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively, which are recorded in interest income (expense), net in the accompanying consolidated statements of operations. There were no payments or settlements in the six months ended June 30, 2020 and 2021 (unaudited).

	Balance at beginning of period	Charged to expenses	Net payments and settlements	Balance at end of period

Instructor Withholding Tax Reserves
Year Ended December 31, 2019	$12,540	$8,386	$—	$20,926

Year Ended December 31, 2020	$20,926	$2,826	$(1,586)	$22,166
Six months ended June 30, 2021 (unaudited)	$22,166	$368	$—	$22,534

In 2020, the Company began approaching the IRS to address the historical withholding amounts for instructors. Final settlement of the matter could differ materially from the estimate recorded in the accompanying consolidated balance sheets, and there exists a reasonable possibility that the Company could incur losses that are significantly more or significantly less than the Company has accrued as of December 31, 2019 and 2020. The Company estimated a potential range of loss between $7.9 million and $28.1 million as of December 31, 2020, and between $8.0 million and $28.6 million as of June 30, 2021 (unaudited).

7.	Commitments and contingencies

Operating Leases—The Company entered into various non-cancelable operating lease agreements for its facilities that expire over the next five years. Certain operating leases contain provisions under which monthly rent escalates over time. When lease agreements contain escalating rent clauses or free rent periods, the Company recognizes rent expense on a straight-line basis over the term of the lease.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2020, are as follows (in thousands):

Years Ending December 31,	Lease Commitments

2021	$6,210

2022	6,498

2023	6,171

2024	5,200

2025	809

Thereafter	410

Total lease commitments	$25,298

As of June 30, 2021 (unaudited), there were no material changes to the Company’s future minimum payments related to operating leases.

The Company incurred $5.5 million and $5.5 million of rent expense for the years ended December 31, 2019 and 2020, respectively, and $2.6 million and $2.8 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively.

Noncancelable Purchase Commitments—The Company has contractual commitments with its cloud infrastructure provider, network service providers and paid advertising vendors that are noncancelable. Future noncancelable commitments under these arrangements as of December 31, 2020 are as follows (in thousands):

Years Ending December 31,	Purchase Commitments

2021	$8,075

2022	594

2023	294

Thereafter	74

Total purchase commitments	$9,037

Future noncancelable commitments under these arrangements as of June 30, 2021 (unaudited) are as follows (in thousands):

Years Ending December 31,	Purchase Commitments
(unaudited)

2021 (remaining six months)	$11,730

2022	5,259

2023	754

Thereafter	74

Total purchase commitments	$17,817

Indemnification—The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including certain business partners, investors, contractors, and the Company’s officers, directors, and certain employees. The Company has agreed to indemnify and defend the indemnified party’s claims and related losses suffered or incurred by the indemnified party resulting from actual or threatened third-party claims because of the Company’s activities or, in some cases, non-compliance with certain representations and warranties made by the Company. In general, the Company does not record any liability for these indemnities in the accompanying consolidated balance sheets as the amounts cannot be reasonably estimated and are not considered probable. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material.

Litigation—From time to time, in the ordinary course of business, the Company is subject to legal proceedings, claims, investigations, and other proceedings, including claims of alleged infringement of third-party patents and other intellectual property rights, and commercial, employment, and other matters. In accordance with generally accepted accounting principles, the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least annually and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. The outcome of such litigation is not expected to have a material effect on the financial position, results of operation and cash flows of the Company.

8.	Income taxes

The domestic and foreign components of income (loss) before provision for income taxes consisted of the following as of December 31, 2019 and 2020 (in thousands):

	2019	2020

Domestic	$(69,161)	$(77,212)

Foreign	833	2,741

Total net loss before taxes	$(68,328)	$(74,471)

The provision for income taxes consisted of the following for the years ended December 31, 2019 and 2020 (in thousands):

	2019	2020

Current:

Federal	$—	$—

State	83	63

Foreign	1,292	2,937

Total current income tax expense	1,375	3,000

	2019	2020

Deferred:

Federal	—	—

State	—	—

Foreign	—	149

Total deferred income tax expense	—	149

Total provision for income taxes	$1,375	$3,149

The Company had an effective tax rate of (2.00)% and (4.23)% for the periods ended December 31, 2019 and 2020, respectively. The difference between the 21% statutory federal tax rate and the effective tax rate was primarily a result of foreign withholding tax, tax adjustments related to stock-based compensation, and change in valuation allowance.

The reconciliation between the statutory federal income tax rate and the Company’s effective tax rate as a percentage of loss before income taxes is as follows:

	2019	2020

Federal tax expense	21.00%	21.00%

State taxes, net of federal benefit	0.09%	1.17%

Foreign rate differential	0.07%	(0.32)%

Withholding taxes	(1.70)%	(3.06)%

Stock-based compensation	(2.77)%	(1.94)%

Change in valuation allowance	(18.76)%	(21.16)%

Other	0.07%	0.08%

Effective tax rate	(2.00)%	(4.23)%

Significant components of the net deferred tax assets (liabilities) for the years ended December 31, 2019 and 2020 consisted of the following (in thousands):

	2019	2020

Deferred tax assets:

Accruals and reserves	$894	$2,540

Deferred revenue	1,440	29,807

Net operating loss	49,782	37,053

Stock-based compensation	887	1,487

Indirect tax reserves	7,211	5,682

Property and equipment, net	1,427	1,665

Other	—	299

Gross deferred tax assets	61,641	78,533

Valuation allowance	(56,263)	(69,766)

Total deferred tax assets	5,378	8,757

Deferred tax liabilities:

Deferred contract costs	(3,144)	(5,774)

Other deferred tax liabilities	(2,234)	(3,132)

Total deferred tax liabilities	(5,378)	(8,906)

Net deferred tax liabilities	$—	$(149)

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets.

As of December 31, 2019 and 2020, the Company has established a valuation allowance of $56.3 million and $69.8 million, respectively, against its gross deferred tax assets due to the uncertainty surrounding the realization of such assets. The change in total valuation allowance from 2019 to 2020 was an increase of $13.5 million.

As of December 31, 2020, the Company had $167.0 million of federal net operating loss (“NOL”) carryforwards. The $85.4 million of federal NOL carryforwards generated in taxable years beginning prior to January 1, 2018 begin expiring in 2030, if not utilized. The $81.6 million of federal NOL carryforwards generated in taxable years beginning after December 31, 2017 have an indefinite carryforward period, but are subject to the 80% deduction limitation based upon pre-NOL deduction taxable income.

As of December 31, 2020, the Company had $29.9 million of state NOL carryforwards. The state NOL carryforwards begin expiring in 2023, if not utilized.

As of December 31, 2020, the Company had U.S. federal and state research and development (“R&D”) tax credit carryforwards of $5.2 million and $5.4 million, respectively. The federal research and development tax credit carryforwards will expire in various amounts beginning in 2030 while the state research and development tax credit carryforwards can be carried forward indefinitely.

The utilization of the Company’s net operating losses may be subject to a limitation due to the “ownership change” provisions under Section 382 of the Internal Revenue Code and similar state and foreign provisions. Such limitation may result in the expiration of the net operating loss carryforwards generated before 2018 before their utilization. The Company has performed a Section 382 study to determine any potential Section 382 limitations on the utilization of its net operating loss carryforwards and tax credit carryforwards and has determined that the Company experienced two ownership changes with the Company’s Series A and A-1 preferred stock offering in September 2011 and with the Company’s Series B preferred stock offering in November 2012. The Company has estimated that the gross U.S. federal NOL carryforwards from 2010 to 2012 that would be subject to limitation are approximately $3.6 million.

Uncertain Tax Positions—As of December 31, 2019 and 2020, the Company had gross unrecognized tax benefits of $0.1 million and $10.6 million, respectively, related to federal and state R&D tax credits. The Company has not performed a formal R&D tax credit analysis and thus has reserved against the entire amount of its federal and state R&D tax credit carryforwards. The Company’s tax position of such credits is not more likely than not to be sustained upon examination. The Company has recorded an uncertain tax position related to the deferred tax asset recognized for these credits.

A reconciliation of the beginning and ending balance of unrecognized tax benefit is as follows (in thousands):

	2019	2020

Gross unrecognized tax benefits at the beginning of the year	$146	$146
Increases related to prior year tax positions	—	7,006

Increases related to current year tax positions	—	3,428
Statute of limitations expirations	—	—

Gross unrecognized tax benefits at the end of the year	$146	$10,580

The Company is currently unaware of uncertain tax positions that could result in significant additional payments, accruals, or other material deviation in the next 12 months. The Company currently does not record interest and penalties, if any, related to unrecognized tax benefits. None of the unrecognized tax benefits as of December 31, 2019 and 2020, if recognized in a future period, would affect the Company’s effective tax rate.

The Company files income tax returns in U.S. federal, and certain state and foreign jurisdictions with varying statutes of limitations. Due to NOL carryforwards and tax credit carryforwards, the statutes of limitations remain open for tax years from inception of the Company through 2020. There are currently no income tax audits underway by U.S. federal, state, or foreign tax authorities.

The Company does not expect that future undistributed foreign earnings will be subject to U.S. federal or state, or foreign withholding tax since the Company intends to continue reinvesting such earnings outside the U.S. indefinitely.

Intended to provide economic relief to those impacted by the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 and includes provisions, among others, addressing the carryback of net operating losses for specific periods, refunds of alternative minimum tax credits, temporary modifications to the limitations placed on the tax deductibility of net interest expenses, and technical amendments for qualified improvement property. Additionally, the CARES Act, in efforts to enhance business’ liquidity, provides for refundable employee retention tax credits and the deferral of the employer-paid portion of social security taxes. Under the CARES Act, the Company deferred $2.6 million related to the employer portion of social security taxes during the year ended December 31, 2020.

For the Six Months Ended June 30, 2020 and 2021 (Unaudited)

The provision or benefit from income taxes for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items, if any, that are taken into consideration in the relevant period. Each quarter, the Company updates the estimate of the annual effective tax rate, and if the estimated tax rate changes, the Company records a cumulative adjustment to the provision.

The Company had an effective tax rate of (3.5)% and (3.7)% for the six months ended June 30, 2020 and 2021 (unaudited), respectively. The effective tax rate differs from the U.S. statutory tax rate primarily due to the valuation allowances on the Company’s deferred tax assets as it is more likely than not that some or all of the Company’s deferred tax assets will not be realized.

As of June 30, 2021 (unaudited), the Company has maintained a full valuation allowance against its federal and state deferred tax assets. Management continues to evaluate the realizability of deferred tax assets and the related valuation allowance. If management’s assessment of the deferred tax assets or the corresponding valuation allowance were to change, the Company would record the related adjustment to income during the period in which management makes the determination.

The Company recognizes interest and penalties associated with uncertain tax benefits as part of the income tax provision. To date, the Company has not recognized any interest and penalties in its condensed consolidated statements of operations, nor has it accrued for or made payments for interest and penalties.

9.	Employee retirement plan

The Company maintains a 401(k) retirement savings plan covering eligible employees. Employee contributions to the plan consist of a percentage based on eligible employee compensation. The Company matches 25% of an employee’s contribution up to 6% of the employee’s compensation, with a cap of $500 annually, subject to a two-year graded vesting schedule that vests 50% after an employee’s first year of employment and 100% after two years of employment. The Company contributed $0.2 million and $0.2 million to the plan for the years ended December 31, 2019 and 2020, respectively, and $0.2 million and $0.3 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively.

10.	Related party transactions

Naspers Ltd. (“Naspers”) is affiliated with OLX Group B.V., where a member of the Company’s Board of Directors serves as an executive officer, and Prosus N.V., where another member of the Company’s Board of Directors serves as an executive officer. Naspers is also customer of the Company’s Enterprise subscription offering. The Company recorded $0.8 million and $1.3 million of revenue from services provided to this customer during the years ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the Company had outstanding accounts receivable balances of $0.4 million and $0.3 million, respectively, from this customer. The

Company recorded $0.5 million and $0.6 million of revenue from this customer during the six months ended June 30, 2020 and 2021 (unaudited), respectively, and the accounts receivable balance with this customer as of June 30, 2021 (unaudited) was zero.

From February 2019 to November 2019, the Company was party to an arrangement with the Stripes Group pursuant to which the Company received services from Jeff Pedersen, an operating partner of the Stripes Group, as the interim chief financial officer. The Stripes Group is affiliated with Stripes III, LP, a stockholder of the Company. During 2019, the Company recorded approximately $0.3 million in general and administrative expenses for these services. No related services were provided in 2020, or in the six months ended June 30, 2021 (unaudited).

11.	Redeemable convertible preferred stock

Under its Amended and Restated Certificate of Incorporation dated November 9, 2020, the Company is authorized to issue 236,348,646 shares of capital stock, comprising 150,000,000 shares of common stock and 86,438,646 of redeemable convertible preferred stock. All classes of the Company’s stock have a $0.00001 par value.

Redeemable convertible preferred stock is recorded at the issuance price, net of issuance costs. The Company’s redeemable convertible preferred stock consisted of the following (amounts in thousands, except share and per share amounts):

December 31, 2019	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Value

Series A	8,483,166	8,483,166	$0.24	$2,010	$2,050
Series A-1	15,295,184	15,132,282	0.20	5,765	2,966

Series B	22,956,103	22,956,103	0.54	12,230	12,310
Series C	16,198,348	16,198,348	1.98	31,901	32,000

Series D	16,702,584	16,702,584	6.22	103,739	103,852

Total	79,635,385	79,472,483		$155,645	$153,178

December 31, 2020	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Value

Series A	8,483,166	8,483,166	$0.24	$2,010	$2,050
Series A-1	15,295,184	15,132,282	0.20	5,765	2,966

Series B	22,956,103	22,956,103	0.54	12,230	12,310
Series C	16,198,348	16,198,348	1.98	31,901	32,000

Series D	16,702,584	16,702,584	6.22	103,739	103,852
Series E	2,569,043	2,569,043	15.57	39,948	40,000

Series F	4,144,218	3,349,812	24.13	78,511	80,831

Total	86,348,646	85,391,338		$274,104	$274,009

June 30, 2021 (unaudited)	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Value

Series A	8,483,166	8,483,166	$0.24	$2,010	$2,050
Series A-1	15,295,184	15,144,877	0.20	5,928	2,968

Series B	22,956,103	22,956,103	0.54	12,230	12,310
Series C	16,198,348	16,198,348	1.98	31,901	32,000

Series D	16,702,584	16,702,584	6.22	103,739	103,852
Series E	2,569,043	2,569,043	15.57	39,948	40,000

Series F	4,144,218	3,349,812	24.13	78,511	80,831

Total	86,348,646	85,403,933		$274,267	$274,011

Significant rights, preferences, and privileges of the holders of the redeemable convertible preferred stock are as follows:

Voting—Each share of redeemable convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:

The holders of a majority of the Series A, A-1, C and D redeemable convertible preferred stock are entitled to elect, each series voting as a separate class, one member to the Company’s board of directors (the “Board of Directors”). The holders of a majority of Series B redeemable convertible preferred stock are entitled to elect two members to the Board of Directors. The holders of a majority of the common stock are entitled to elect, voting separately as a class, two members to the Board of Directors.

The holders of Series A, A-1, B, C, D, E, and F redeemable convertible preferred stock (collectively “Series Preferred”) and common stock, voting together as a single class on an as-converted basis, shall be entitled to elect all remaining directors.

Conversion Rights—Each share of redeemable convertible preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of redeemable convertible preferred stock by the conversion price in effect at the time of conversion for such series of redeemable convertible preferred stock as defined by the Company’s certificate of incorporation, as amended. As of December 31, 2019 and 2020, and June 30, 2021 (unaudited), the conversion ratio for the Series Preferred was one-to-one.

Each share of redeemable convertible preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earliest to occur of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company to the public with offering proceeds to the Company in excess of $50 million (net of underwriters’ discounts, concessions, commissions, and expenses) or (ii) the consent of holders of at least 35% of the then outstanding shares of Series A Preferred and Series A-1 Preferred, voting together as a single class; the holders of a majority of the then outstanding shares of Series A Preferred, voting as a separate class; the holders of a majority of the then outstanding shares of Series B Preferred, voting as a separate class; the holders of a majority of the then outstanding shares of Series C Preferred, voting as a separate class; the holders of at least 60% of the then outstanding shares of Series D Preferred, voting as a separate class; the holders of a majority of the then outstanding shares of Series E Preferred, voting as a separate class; and the holders of at least 80% of the then outstanding shares of Series F Preferred, voting as a separate class, all on an as-converted basis.

In the event the Company sells its common stock in a firmly underwritten public offering pursuant to a registration statement under the Securities Act in which all of the Series F Preferred Stock are to be converted to common stock, and the actual net initial offering price (the “IPO Price”) to the public is less than $24.13 per share (as adjusted for stock splits, stock dividends, reclassification and the like), then the conversion price for each share of Series F Preferred Stock shall be adjusted immediately prior to the conversion of the Series F Preferred Stock into common stock to a price equal to the IPO Price (as adjusted for stock splits, stock dividends, reclassification and the like).

Liquidation—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of the Series Preferred stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the issuance price per share as adjusted for any stock dividends, combinations, splits, recapitalizations, and similar transactions, plus any accrued and unpaid dividends and any other declared but unpaid dividends (the “Liquidation Preference”). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of Series Preferred, then the assets of the Company shall be distributed ratably to the holders of Series Preferred in proportion to the Liquidation Preference such holders would otherwise be entitled to receive. After payment of the Liquidation Preference to the holders of redeemable convertible preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully-converted basis.

Dividends—The holders of Series Preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, when, as, and if declared by the Board of Directors. After payment of such dividends on the Series Preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of redeemable convertible preferred stock were converted to common stock at the then-effective conversion rate. Such dividends are not cumulative. No dividends have been declared or paid on the Company’s redeemable convertible preferred stock.

Redemption—The Company is obligated to redeem the Series Preferred at any time after November 13, 2026, at the election of, and notice by the holder at a price equal to the Series Preferred original issuance price, plus all declared but unpaid dividends thereon. The Series Preferred may also be redeemed upon the occurrence of certain deemed liquidation events, as the majority of the holders could opt to redeem the shares at the liquidation preference upon certain events as defined by the Company’s articles of incorporation, as amended, and include a merger, acquisition or sale of substantially all of the assets.

Changes in the redemption value of the redeemable convertible preferred stock, if any, are recorded in the period occurred as an adjustment to additional paid-in capital in the consolidated balance sheets. The Company does not adjust the carrying values of the redeemable convertible preferred stock to the redemption value until such time as a deemed liquidation event is probable of occurring. As of December 31, 2019 and 2020, and June 30, 2021 (unaudited), the redeemable convertible preferred stock had not been adjusted to its redemption value as it was not probable whether or when a deemed liquidation event would occur.

12.	Common stock

Common stockholders are entitled to one vote per share. The Company has the following common stock reserved for future issuance:

	December 31,		June 30,
	2019	2020	2021
			(unaudited)

Conversion of redeemable convertible preferred stock	79,472,483	85,391,338	85,403,933

Warrants for redeemable convertible preferred stock	12,595	12,595	—

Stock options to purchase common stock(1)	17,880,402	18,932,979	20,173,022

Stock options available for future issuance	481,953	3,917,161	772,900

Total shares of common stock reserved	97,847,433	108,254,073	106,349,855

(1)	Excludes 34,000, 95,475, and 103,663 cash-settled stock appreciation rights outstanding as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), respectively.

13.	Stock option plan

Service-Based Awards—The Company’s 2010 Equity Incentive Plan (the “2010 Plan”), was approved by the Board of Directors of the Company on January 20, 2010, and provides for shares of the Company’s common stock to be granted to employees, directors, and consultants. The 2010 Plan provides for the granting of incentive stock options (“ISOs”), non-statutory stock options (“NSOs”, collectively with ISOs, “Options”), SARs, restricted stock, and restricted stock units, and terminates automatically 10 years after the later of: (i) the date when the Board of Directors adopted the Plan; or (ii) the date when the Board of Directors approved the most recent increase in the number of Shares reserved. Option and SAR awards with service-based vesting conditions generally vest over a period of four years (together, the “Service-Based Awards”).

The Company’s Board of Directors approved an amended and restated 2010 Equity Incentive Plan as of January 27, 2021. The amended and restated plan did not change the number of equity awards available for future grant.

The following is a summary of activity for Service-Based Awards under the 2010 Plan (amounts in thousands, except share and per share amounts):

	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Balance—January 1, 2019	17,669,878	$2.65	8.22	$8,308

Granted	11,561,101	3.12

Exercised	(4,024,143)	2.80

Cancelled	(7,342,434)	2.99

Balance—December 31, 2019	17,864,402	2.78	8.28	67,804

Granted	6,748,885	8.83

Exercised	(5,008,068)	2.08

Cancelled	(976,765)	3.43

Balance—December 31, 2020	18,628,454	5.13	8.54	123,691

Granted (unaudited)	3,769,564	16.23

Exercised (unaudited)	(1,896,030)	3.32

Cancelled (unaudited)	(625,303)	7.40

Balance—June 30, 2021 (unaudited)	19,876,685	7.33	8.47	532,816

Vested and expected to vest as of December 31, 2020	18,628,454	5.13	8.54	123,691

Exercisable as of December 31, 2020	6,073,630	3.29	7.73	51,523

Vested and expected to vest as of June 30, 2021 (unaudited)	19,876,685	7.33	8.47	532,816

Exercisable as of June 30, 2021 (unaudited)	6,438,407	3.90	7.66	194,689

The weighted average grant date fair values of employee Service-Based Awards granted during the years ended December 31, 2019 and 2020, were $1.66 and $5.43 per share, respectively. The weighted average grant date fair values of employee Service-Based Awards granted during the six months ended June 30, 2020 and 2021 (unaudited), were $4.70 and $15.83 per share, respectively.

As of December 31, 2020, total compensation cost related to unvested Service-Based Awards not yet recognized was $42.4 million, which will be recognized over a weighted average period of 2.5 years. As of June 30, 2021 (unaudited), total compensation cost related to unvested Service-Based Awards not yet recognized was $88.5 million, which will be recognized over a weighted average period of 2.7 years.

The grant date fair value was calculated using the Black-Scholes option pricing model, based on the following weighted average assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)

Risk-free interest rate	2.2%	0.5%	0.6%	0.9%
Expected volatility	48.1%	56.8%	54.3%	59.9%

Expected life (in years)	6.0	5.9	5.8	6.0
Expected dividend yield	—%	—%	—%	—%

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with maturities equivalent to the option’s expected term. The expected term of the Service-Based Awards granted was estimated by taking the average of the vesting period and the contractual term of the option as provided by the Securities and Exchange Commission issued Staff Accounting Bulletins No. 107 and 110 because the Company does not have sufficient historical exercise data to estimate expected term. The Company estimated its future stock price volatility based upon the volatility of comparable public companies having securities with observable trading histories. The Company has never declared or paid cash dividends and does not plan to pay cash dividends in the foreseeable future; therefore, the Company used an expected dividend yield of zero.

Performance-Based Awards—Under its 2010 Plan, the Company may grant share-based awards whose vesting is contingent on meeting various departmental or company-wide performance goals, such as the achievement of certain sales targets or an IPO event, in lieu of or in addition to a service-based vesting condition (“Performance-Based Awards”). Such awards are generally granted with an exercise price equal to the fair market value of the underlying common stock share on the date of grant and have a contractual term of 10 years. If vesting is dependent on satisfying a performance condition that is probable of being achieved, the Company estimates the expected term as the midpoint between the time at which the performance conditions are probable of being satisfied and the contractual term of the award. If vesting is dependent on satisfying a performance condition that is not probable of being achieved and the service period is not explicitly stated, the Company estimates the expected term as the contractual term. The remaining inputs to the Black-Scholes option pricing model used to determine grant date fair value, including risk-free interest, expected volatility, and expected dividend yield, are calculated using the same method as that used for Service-Based Awards. Grants for Performance-Based Awards are made out of the same pool of stock options available for future issuance under the 2010 Plan.

Compensation expense for Performance-Based Awards is based on the grant date fair market value. The Company recognizes expense for Performance-Based Awards having either (a) multiple performance-based vesting conditions, or (b) performance and graded service-based vesting conditions, by separately attributing each vesting tranche of the award over the requisite service period applicable to each vesting condition. Management’s estimate of the number of shares expected to vest is based on the anticipated achievement of the specified performance goals. If the performance-based vesting condition is considered probable of being achieved, the Company recognizes expense over the remaining service period based on the probable outcome of achievement. If the performance goals are not met, no compensation cost is recognized, and any previously recognized compensation cost is reversed. For awards with both performance and service-based vesting conditions where the performance condition is considered improbable of being achieved, the Company does not recognize expense until the performance condition is satisfied, after which time expense is recognized over the requisite service period.

In 2019, 1,576,694 outstanding stock options with unsatisfied performance-based vesting conditions were forfeited upon termination of the two employee award holders. The Company had two Performance-Based Awards outstanding as of December 31, 2020 and June 30, 2021 (unaudited).

In 2018, the Company granted an award of 50,000 stock options that will become eligible to vest upon the closing of the Company’s IPO occurring prior to the sixth (6th) anniversary of the date the award was granted and subject to recipient’s continued service to the Company through the IPO closing date. Upon satisfaction of the IPO requirement, the options vest in 48 equal monthly installments thereafter, subject to the recipient continuing to provide service to the Company through each vesting date. In 2020, the Company modified the performance condition of the award to include a change in control event as defined in the Company’s 2010 Plan. Prior to and after the modification, management considered the performance-based vesting conditions were improbable of being satisfied, as neither the IPO nor the change in control events had occurred at the modification date. The impact of the modification was not material to the consolidated financial statements. The contemplated offering is expected to satisfy the IPO requirement, and the Company expects to recognize an immaterial amount of stock-based compensation in the period in which the IPO requirement is satisfied.

In 2020, the Company granted 350,000 stock options with performance-based vesting conditions, with 50% vesting when the Company achieves $230 million in annual recurring revenues (“ARR”) in Enterprise revenue, and the other 50% vesting when the Company achieves $330 million in ARR in Enterprise revenue. Management considered that both performance-based vesting conditions were probable of being satisfied during the performance period. As such, the Company began recognizing expense for each tranche of the award using the estimated time period by which the performance conditions are probable of being achieved. The following table summarizes the activities of Performance-Based Awards under the 2010 Plan (amounts in thousands, except share and per share amounts):

	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance—January 1, 2019	1,626,694	$2.98	8.76	$230
Granted	—	—
Exercised	—	—
Cancelled	(1,576,694)	2.98

Balance—December 31, 2019	50,000	3.06	8.58	436

Granted	350,000	11.13
Exercised	—	—
Cancelled	—	—

Balance—December 31, 2020	400,000	10.12	9.60	660

Granted (unaudited)	—	—
Exercised (unaudited)	—	—
Cancelled (unaudited)	—	—

Balance—June 30, 2021 (unaudited)	400,000	10.12	9.11	9,608

Vested and expected to vest as of December 31, 2020	350,000	11.13	9.89	224
Exercisable as of December 31, 2020	—	—	—	—
Vested and expected to vest as of June 30, 2021 (unaudited)	350,000	11.13	9.40	8,054
Exercisable as of June 30, 2021 (unaudited)	—	—	—	—

The weighted average grant date fair value of Performance-Based Awards granted during the year ended December 31, 2020, was $6.37 per stock option. No Performance-Based Awards were granted during the six months ended June 30, 2020 and 2021 (unaudited).

As of December 31, 2020, total compensation cost related to unvested Performance-Based Awards not yet recognized was $2.5 million, which will be recognized over a weighted average period of 2.6 years. As of June 30, 2021 (unaudited), total compensation cost related to unvested Performance-Based Awards not yet recognized was $1.7 million, which will be recognized over a weighted average period of 1.3 years.

Other Equity Transactions—During the year ended December 31, 2019, the Company facilitated a tender offer for certain eligible employees to sell 300,000 vested stock options and outstanding shares of common stock to a new investor at a per share price of $10.00 per share. The Company recorded stock-based compensation of $2.1 million in its consolidated statements of operations for the difference between the price paid and the fair value of the Company’s common stock on the date of the transaction.

During the year ended December 31, 2020, and the six months ended June 30, 2020 (unaudited), the Company facilitated a tender offer for certain eligible employees to sell 891,265 vested stock options and outstanding shares of common stock to Benesse at a per share price of $11.22 per share. The Company recorded stock-based compensation of $3.5 million during the year ended December 31, 2020, and $3.5 million during the six months ended June 30, 2020 (unaudited), in its consolidated statements of operations for the difference between the price paid and the fair value of the Company’s common stock on the date of the transaction.

During the six months ended June 30, 2021 (unaudited), the Company facilitated a tender offer for certain eligible employees to sell 236,086 vested stock options and outstanding shares of common stock to an existing investor at a per share price of $23.75 per share. The Company recorded stock-based compensation of $1.6 million during the six months ended June 30, 2021 (unaudited) in its consolidated statements of operations for the difference between the price paid and the fair value of the Company’s common stock on the date of the transaction.

Additionally, during the years ended December 31, 2019 and 2020, and the six months ended June 30, 2020 and 2021 (unaudited), the Company waived its right of first refusal and transfer restrictions with respect to certain transfers of outstanding common stock. Where the Company has concluded that such transfers included a deemed compensatory element as a result of both the Company’s role in facilitating the transfers and the buyers of the shares transferred having a pre-existing economic interest in the Company’s equity, the Company recorded stock-based compensation expense in an aggregate amount of $1.7 million and $17.9 million during the years ended December 31, 2019 and 2020, respectively, and $13.1 million and $4.0 million during the six months ended June 30, 2020 and 2021 (unaudited), respectively, for the difference between the price paid and the fair market value on the date of the transaction.

Total stock-based compensation expense included in the consolidated statements of operations was as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Cost of revenues	$299	$418	$191	$537
Sales and marketing	3,001	7,518	5,422	3,636
Research and development	2,357	5,232	3,184	3,142
General and administrative	3,306	18,450	11,806	9,169

Total stock-based compensation expense	$8,963	$31,618	$20,603	$16,484

The Company capitalized $0.3 million and $0.7 million of stock-based compensation expense as capitalized software during the fiscal years ended December 31, 2019 and 2020, respectively, and $0.3 million and $1.0 million during the six months ended June 30, 2020 and 2021 (unaudited), respectively.

14. Net loss per share

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Numerator:
Net loss attributable to common stockholders	$(69,703)	$(77,620)	$(52,450)	$(29,380)
Denominator
Weighted-average shares used to calculate net loss per share attributable to common stockholders—basic and diluted	27,096,379	33,384,438	32,104,638	36,726,992

Net loss per share attributable to common stockholders—basic and diluted	$(2.57)	$(2.33)	$(1.63)	$(0.80)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations, because the impact of including them would have been anti-dilutive:

	December 31,		June 30,
	2019	2020	2020	2021
			(unaudited)
Redeemable convertible preferred stock	79,472,483	85,391,338	82,041,526	85,403,933
Stock options	17,889,502	19,028,454	17,639,679	20,173,022
Early exercised common stock options subject to repurchase	2,337	—	24,927	—
Redeemable convertible preferred stock warrants	12,595	12,595	12,595	—

Total potentially dilutive securities	97,376,917	104,432,387	99,718,727	105,576,955

15. Segment and geographic information

The Company’s Chief Executive Officer is its CODM. The CODM reviews separate financial information presented for the Company’s two segments, Consumer and Enterprise, in order to allocate resources and evaluate the Company’s financial performance.

The Consumer segment targets individual learners seeking to obtain hands-on learning, gain valuable job skills to advance their professional careers, or learn a new personal skill. The Enterprise segment is focused on helping business and government customers upskill and reskill their employees and public servants. The CODM measures the performance of each segment primarily based on segment revenue and segment gross profit.

Segment gross profit, as presented below, is defined as segment revenue less segment cost of revenue. Segment cost of revenue includes content costs, hosting and platform costs, customer support services, and payment processing fees that are allocable to each segment. Segment gross profit excludes amortization of capitalized software, depreciation, and stock-based compensation allocated to cost of revenues as the CODM does not include the information in his measurement of the performance of the operating segments. Additionally, the Company does not allocate sales and marketing expenses, research and development expenses, and general and administrative expenses because the CODM does not include the information in his measurement of the performance of the operating segments. The Udemy platform supports the operations of each segment.

The CODM does not use asset information by segments to assess performance and make decisions regarding allocation of resources, and the Company does not track its long-lived assets by segment. The geographic identification of these assets is set forth below.

Financial information for each reportable segment was as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Revenue
Consumer	$225,500	$326,454	$157,257	$171,837
Enterprise	50,827	103,445	44,111	78,806

Total revenue	$276,327	$429,899	$201,368	$250,643

Segment cost of revenue
Consumer	118,669	165,804	85,863	81,363
Enterprise	18,906	35,519	15,041	27,413

Total segment cost of revenue	$137,575	$201,323	$100,904	$108,776

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Segment gross profit
Consumer	106,831	160,650	71,394	90,474
Enterprise	31,921	67,926	29,070	51,393

Total segment gross profit	$138,752	$228,576	$100,464	$141,867

Reconciliation of segment gross profit to gross profit
Amortization of capitalized software	4,909	6,894	3,236	4,188
Depreciation	727	618	339	415
Stock-based compensation	299	418	191	537

Total reconciling items	5,935	7,930	3,766	5,140

Total gross profit	$132,817	$220,646	$96,698	$136,727

Subsequent to the issuance of the Company’s consolidated financial statements as of and for the years ended December 31, 2019 and 2020, the Company identified an error in the classification of segment cost of revenue between the Consumer and Enterprise segments. Management corrected the error in the table above by decreasing Consumer segment cost of revenue and increasing Enterprise segment cost of revenue by $4.1 million for the year ended December 31, 2019, and by decreasing Consumer segment cost of revenue and increasing Enterprise segment cost of revenue by $6.7 million for the year ended December 31, 2020. Consumer segment gross profit increased by $4.1 million and $6.7 million for the years ended December 31, 2019 and 2020, respectively, and Enterprise segment gross profit decreased by $4.1 million and $6.7 million for the years ended December 31, 2019 and 2020, respectively. Management considers such corrections to be immaterial to the previously issued consolidated financial statements.

Geographic Information

Revenue: The following table summarizes the revenue by region based on the billing address of the Company’s customers (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
North America	$113,604	$168,612	$80,140	$97,216
Europe, Middle East, Africa	88,637	139,005	67,051	85,616
Asia Pacific	47,047	85,847	37,394	48,309
Latin America	27,039	36,435	16,783	19,502

Total revenue	$276,327	$429,899	$201,368	$250,643

The United States accounted for 37% and 35% of the Company’s total revenue during the years ended December 31, 2019 and 2020, respectively. The United States accounted for 36% and 34% of the Company’s total revenue during the six months ended June 30, 2020 and 2021 (unaudited). No other single country represented 10% or more of the Company’s total revenue during the years ended December 31, 2019 and 2020, or during the six months ended June 30, 2020 and 2021 (unaudited).

Long-lived assets: The following table presents the Company’s long-lived assets, which consist of tangible property and equipment net of depreciation, by geographic region (in thousands):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
North America	$5,788	$5,327	$7,273
Rest of world	2,025	3,653	3,301

Total long-lived assets	$7,813	$8,980	$10,574

16. Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the original issuance date of May 25, 2021, the date which these audited consolidated financial statements were available to be issued, and July 9, 2021, as it relates to the immaterial restatement discussed in Note 15. Where applicable, such events are appropriately reflected and/or disclosed in these consolidated financial statements.

Subsequent to December 31, 2020, the Company granted stock options to purchase 2,773,284 shares of common stock with a weighted-average exercise price of $13.63 per share.

Subsequent to December 31, 2020, the Company facilitated a tender offer for certain eligible employees to sell vested stock options and outstanding shares of common stock to an existing investor. Further, there have been several secondary stock sale transactions including employees or former employees who sold their shares to third parties. Where the Company has concluded that such transfers include a deemed compensatory element, the Company has recorded stock-based compensation expense in the consolidated statements of operations in the period in which the transaction occurred, equal to the excess of the purchase price over the fair market value of the Company’s common stock at the time of the transaction.

17. Subsequent events (unaudited)

In preparing the unaudited interim consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2020 and 2021, the Company has evaluated subsequent events through October 19, 2021, the date the unaudited interim consolidated financial statements were available for issuance.

On August 15, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CUX (d/b/a CorpU), or CorpU, to acquire all outstanding shares of CorpU for approximately $30.4 million, payable in cash and 61,300 shares of Udemy restricted common stock. The merger transaction closed on August 24, 2021. CorpU operates an online learning platform and content catalogue focused on blended executive training. As of the date that the unaudited interim consolidated financial statements were available for issuance, the initial accounting for the Merger Agreement was not yet finalized.

On September 28, 2021, the Board of Directors approved an increase in the number of shares of common stock authorized for issuance under the 2010 Equity Incentive Plan by 850,000 shares to 44,340,706 shares. Additionally, the Company granted stock options to purchase 1,773,605 shares of common stock with a weighted-average exercise price of $34.14 per share.

On October 19, 2021, the Company entered into a preferred stock purchase agreement to make a strategic investment in a privately held online education platform technology company for up to $15.0 million in cash. Subject to certain closing conditions, the Company expects the investment to close in two tranches, the first tranche of $10.0 million during the period ending December 31, 2021, and the second tranche of $5.0 million during the fiscal year ending December 31, 2022.

* * * * * *

14,500,000 shares

Common stock

Prospectus

Morgan Stanley	J.P. Morgan

Citigroup	BofA Securities	Jefferies	Truist Securities

KeyBanc Capital Markets	Piper Sandler	William Blair	Baird	Needham & Company

                    , 2021

Part II

Information not required in the prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Select Market, or Nasdaq, listing fee.

Amount paid or to be paid

SEC registration fee	$44,828

FINRA filing fee	73,037

Nasdaq listing fee	295,000

Printing and engraving expenses	525,813

Legal fees and expenses	1,650,000

Accounting fees and expenses	2,708,424

Transfer agent and registrar fees	5,000

Miscellaneous expenses	897,898

Total	$6,200,000

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his, her, or their dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and executive officers which would require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or executive officers.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement between the registrant and the underwriters filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement. The investors’ rights agreement with certain holders of our capital stock also provides for cross-indemnification in connection with the registration of the registrant’s common stock on behalf of such holders.

Item 15. Recent sales of unregistered securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2018. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(1)

In March 2020, we issued and sold to investors an aggregate of 2,569,043 shares of our Series E redeemable convertible preferred stock at a purchase price of $15.57 per share for aggregate consideration of $39.9 million.

(2)

In November 2020 and December 2020, we issued and sold to investors an aggregate of 3,349,812 shares of our Series F redeemable convertible preferred stock at a purchase price of $24.13 per share for aggregate consideration of approximately $80.8 million.

(3)

In January 2021, we issued and sold to an investor 12,595 shares of our Series A-1 redeemable convertible preferred stock upon the exercise of an outstanding warrant at a purchase price of $0.196 per share. We received approximately $2,469 in consideration.

(4)	In August 2021, we issued an aggregate of 61,300 shares of our common stock to a former stockholder of CUX (d/b/a CorpU), or CorpU, as partial consideration for the acquisition of CorpU.

(5)

Since January 1, 2018, we granted to certain of our service providers stock options to purchase an aggregate of 29,721,715 shares of common stock upon the exercise of options under our 2010 Plan at exercise prices per share ranging from $3.06 to $34.14.

(6)	Since January 1, 2018, we granted to certain of our service providers 113,230 stock appreciation rights under our 2010 Plan at base exercises prices per share ranging from $3.12 to $34.14.

(7)

Since January 1, 2018, we issued and sold to certain of our service providers an aggregate of 14,378,073 shares of common stock upon the exercise of options under our 2010 Plan at exercise prices per share ranging from $0.02 to $34.14, for aggregate consideration of approximately $35.4 million.

The offers, sales, and issuances of the securities described in Items 15(1), 15(2), 15(3), and 15(4) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business, or other relationships, to information about the registrant.

The offers, sales, and issuances of the securities described in Items 15(5), 15(6), and 15(7) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants, or directors and received the securities under our 2010 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibit and financial statement schedules

(a) Exhibits.

See the exhibit index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which exhibit index is incorporated herein by reference.

(b) Financial statement schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit number	Description

1.1	Form of Underwriting Agreement.

3.1^	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2^	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3^	Bylaws of the Registrant, as currently in effect.

3.4^	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1^	Fifth Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated November 13, 2020.

4.2^	Specimen common stock certificate of the Registrant.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+^	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+^	2010 Equity Incentive Plan, as amended, and forms of agreement thereunder.

10.3+^	2021 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.

10.4+^	2021 Employee Stock Purchase Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.

10.5+^	Employee Incentive Compensation Plan.

10.6+^	Outside Director Compensation Policy.

10.7+^	Confirmatory Employment Letter by and between the Registrant and Gregg Coccari.

10.8+^	Confirmatory Employment Letter by and between the Registrant and Sarah Blanchard.

10.9+^	Confirmatory Employment Letter by and between the Registrant and Velayudhan Venugopal.

10.10+^	Confirmatory Employment Letter by and between the Registrant and Gregory Brown.

10.11+^	Confirmatory Employment Letter by and between the Registrant and Cara Brennan Allamano.

10.12+^	Confirmatory Employment Letter by and between the Registrant and Llibert Argerich.

10.13+^	Confirmatory Employment Letter by and between the Registrant and Prasad Gune.

10.14+^	Change in Control and Severance Agreement by and between the Registrant and Gregg Coccari.

10.15+^	Change in Control and Severance Agreement by and between the Registrant and Sarah Blanchard.

10.16+^	Change in Control and Severance Agreement by and between the Registrant and Velayudhan Venugopal.

10.17+^	Change in Control and Severance Agreement by and between the Registrant and Gregory Brown.

10.18+^	Change in Control and Severance Agreement by and between the Registrant and Cara Brennan Allamano.

Exhibit number	Description

10.19+^	Change in Control and Severance Agreement by and between the Registrant and Llibert Argerich.

10.20+^	Change in Control and Severance Agreement by and between the Registrant and Prasad Gune.

21.1^	List of subsidiaries.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1^	Power of Attorney (included on page II-7 of the original filing of this registration statement).

^	Previously filed.

+	Indicates management contract or compensatory plan.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on October 20, 2021.

UDEMY, INC.

By:	/s/ Gregg Coccari
Gregg Coccari
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gregg Coccari Gregg Coccari	President, Chief Executive Officer, and Chairperson of the Board of Directors (Principal Executive Officer)	October 20, 2021

/s/ Sarah Blanchard Sarah Blanchard	Chief Financial Officer (Principal Financial and Accounting Officer)	October 20, 2021

* Eren Bali	Director	October 20, 2021

* Parker Barrile	Director	October 20, 2021

* Kenneth Fox	Director	October 20, 2021

* Heather Hiles	Director	October 20, 2021

* Lawrence Illg	Director	October 20, 2021

* Jeffrey Lieberman	Director	October 20, 2021

* Lydia Paterson	Director	October 20, 2021

*By:	/s/ Gregg Coccari
Gregg Coccari
Attorney-in-fact